Exhibit 99.1

Yamana Gold 2015

Notice of Annual and Special Meeting of Shareholders & Management Information Circular

Notice of 2015 annual and special meeting of shareholders	2

2015 Management information circular	3
About this document	3
About the shareholder meeting	4
Governance	22
Compensation	39
Other information	92
Appendices	93

You’re invited

The board of directors of Yamana Gold Inc. is pleased to invite you to the 2015 annual and special meeting of shareholders on April 29, 2015. The meeting will be held at the Design Exchange, Toronto-Dominion Centre, 234 Bay Street, Toronto, Ontario beginning at 11 a.m. (Toronto time).

Come meet with the board and senior management and hear about the market for gold, our performance in 2014 and our plans for the future.

It’s important to vote your shares — you can vote by proxy or in person at the meeting. The enclosed management information circular discusses the items of business and the voting process.

We look forward to seeing you on April 29, 2015.

Notice of 2015 annual and special meeting of shareholders

You’re invited to our 2015 annual and special meeting of shareholders:

When Wednesday, April 29, 2015 11 a.m. (Toronto time)	Where Design Exchange Toronto-Dominion Centre 234 Bay Street Toronto, Ontario

Six items of business

1.              Receive management’s report to shareholders, the audited consolidated financial statements for the year ended December 31, 2014 and the auditors’ report

2.              Elect directors

3.              Appoint the auditors

4.              Approve by two resolutions amendments to By-Law No. 1 of Yamana Gold Inc., as described in the 2015 management information circular

5.              Have a ‘say on pay’

6.              Transact other business that may properly come before the meeting

If you owned common shares of Yamana Gold Inc. at the close of business on March 6, 2015 (as set by the board of directors), you’re entitled to receive notice of and vote at our 2015 annual and special meeting, or any meeting that is reconvened if the annual and special meeting is postponed or adjourned.

Your package includes this notice, our 2015 management information circular, a proxy form, and a consent form to receive supplemental mailings and documents electronically if you’re a registered shareholder.

If you’re a non-registered (or beneficial) shareholder, your package also includes a proxy or voting instruction form, the consent form and a copy of our 2014 annual report if you requested a copy. You can also access the report on our website (www.yamana.com).

You can vote your shares by proxy if you’re unable to attend the meeting. Take some time to read the attached management information circular for details about the items of business and the voting process.

If you have any questions about voting or the meeting, call Kingsdale Shareholder Services at 1.800.749.9890 toll-free in North America, or 416.867.2272 outside of North America. Or send an email to contactus@kingsdaleshareholder.com.

By order of the board of directors,

“Peter Marrone”

Peter Marrone

Chairman and Chief Executive Officer

Yamana Gold Inc.

Toronto, Ontario

March 27, 2015

2015 Management information circular

About this document

You’ve received this management information circular because you owned common shares of Yamana Gold Inc. (Yamana) on March 6, 2015 (as set by the board of directors), and are entitled to vote at our 2015 annual and special meeting of shareholders.

Management is soliciting your proxy for the meeting. Solicitation is mainly by mail, but you may also receive a call from a Yamana employee or a representative of Kingsdale Shareholder Services (Kingsdale). We’ve retained Kingsdale for approximately $70,000 to provide services related to the meeting. We pay all costs for proxy solicitation.

Information in this circular is as of March 17, 2015, unless stated otherwise. All dollar amounts are in United States (US) dollars based on the noon exchange rates quoted by the Bank of Canada, unless indicated as Canadian dollars (Cdn$).

The board has approved the contents of this circular and has authorized us to send it to all registered shareholders of record on March 6, 2015.

By order of the board,

“Peter Marrone”

Peter Marrone
Chairman and Chief Executive Officer
Yamana Gold Inc.

Toronto, Ontario
March 27, 2015

In this document, you and your mean holders of common shares of Yamana Gold Inc. We, us, our, Yamana and Yamana Gold mean Yamana Gold Inc. Circular means our 2015 management information circular.

About Kingsdale

Kingsdale Shareholder Services is providing us with proxy solicitation and other services for our 2015 annual and special meeting. This includes contacting shareholders on our behalf, liaising with proxy advisory firms, and reviewing this circular, among other things.

If you have any questions, you can call Kingsdale at 1.800.749.9890 (toll-free in North America), or at 416.867.2272.

About the shareholder meeting

VOTING

WHO CAN VOTE

Holders of our common shares as of March 6, 2015 are entitled to vote at our 2015 annual and special meeting. Each common share entitles the holder to one vote on each item of business.

According to the terms of the Canada Business Corporations Act, we’ll prepare a list of all registered shareholders of record who are entitled to vote at the meeting and our transfer agent, CST Trust Company (CST), will have a copy at their office if you want to review it. A copy of the list will also be available at the meeting.

As of March 17, 2015, we had 937,703,594 common shares issued and outstanding. Management and the board of directors are not aware of any person or company that beneficially owns (directly or indirectly) or exercises control or direction over our common shares or other voting securities carrying more than 10 percent of the voting rights attached to any class of these securities.

Registered shareholders

You’re a registered shareholder if you have a share certificate in your name.

Non-registered shareholders

Most of our shareholders are non-registered (or beneficial) shareholders. This means that the shares are registered in the name of either:

•                  an intermediary like your brokerage firm, bank, trust company, securities dealer or broker, or trustee or administrator of a self-directed RRSP, RRIF, RESP or similar plan (your nominee), or

•                  a clearing agency (like The Canadian Depository for Securities Limited) that acts on behalf of your nominee.

HOW TO VOTE

Voting by proxy

Registered shareholders

You can vote in person or vote by proxy. Voting by proxy is the easiest way to vote because you can appoint anyone to be your proxyholder to attend the meeting and vote your shares according to your instructions. This person does not need to be a shareholder.

The executive officers named in the proxy form (Yamana proxyholders) can act as your proxyholder and vote your shares according to your instructions.

If you appoint the Yamana proxyholders and don’t indicate your voting instructions, they will vote your shares:

•                  for the nominated directors

•                  for the appointment of the auditors

•                  for the new General By-Law (see page 8)

•                  for the ‘say on pay’ vote on our approach to executive compensation as described in this circular.

If you want to appoint someone else as your proxyholder, print that person’s name in the blank space provided in the proxy form (or complete another proxy form) and send the form to CST. Make sure this person is aware that you appointed them as your proxyholder and that they must attend the meeting to vote on your behalf and according to your instructions. The shares represented by your proxy will be voted or withheld from voting according to your instructions on any ballot that may be called for at the meeting.

If you don’t indicate your voting instructions, your proxyholder can vote as he or she sees fit.

At the time of printing this circular, management is not aware of any amendments, variations or other matters to come before the meeting. If other matters are properly brought before the meeting, your proxyholder can vote as he or she sees fit.

Voting in person

If you want to attend the meeting and vote in person, do not return the proxy form because you will cast your vote at the meeting.

How to send us your proxy form

You can send your completed proxy form to CST in any of the following ways:

Phone	1.888.489.5760 (toll-free in North America) and enter the 13-digit control number printed on the form

Fax	416.368.2502 or 1.866.781.3111 (toll-free in North America)

Mail	CST Trust Company Attention: Proxy Department P.O. Box 721 Agincourt, Ontario M1S 0A1

Email	proxy@canstockta.com

Internet	Go to www.cstvotemyproxy.com Enter the 13-digit control number printed on the form and follow the instructions on screen

Questions?	Call 416.682.3860 or 1.800.387.0825

CST must receive the completed form by 4 p.m. (Toronto time) on Monday, April 27, 2015. If the meeting is postponed or adjourned, CST must receive the form at least 48 hours (not including Saturdays, Sundays and holidays) before the meeting is reconvened. The chairman of the meeting can accept or reject late proxies at his discretion.

Non-registered shareholders

We’re required by law to send meeting materials to intermediaries and clearing agencies to distribute them to our non-registered shareholders.

If you’re a non-registered shareholder and have not waived the right to receive these materials, your intermediary must send you the notice of the meeting, the circular, a consent form to receive supplemental mailings, a copy of our 2014 annual report if you requested a copy and documents by electronic delivery, and either a voting instruction form (not signed by your intermediary) or a proxy form (signed by your intermediary):

•        voting instruction form, not signed by your intermediary — a one page, pre-printed form or a regular printed proxy form with a page of instructions that includes a removable label with a bar code and other information. Complete the form, sign it and follow the instructions for affixing the label to the form before sending the completed form to your intermediary or service provider. You must properly affix the label to the form for it to be valid.

•        proxy form, signed by your intermediary — typically signed by a facsimile or stamped signature and is restricted to the number of shares you beneficially own. Complete the form and then follow the instructions for returning it. Do not sign the form because it has already been signed by your intermediary.

Intermediaries often use service companies (like Broadridge Financial Solutions, Inc.) to send the materials.

The form tells your intermediary (the registered shareholder) to vote your shares according to your instructions. Be sure to send back your completed form as soon as possible so they have enough time to carry out your voting instructions.

Voting in person

If you want to attend the meeting and vote in person, follow the instructions provided by your intermediary.

CHANGING YOUR VOTE

Registered shareholders

You can revoke your proxy by sending a notice in writing by you or your authorized attorney (or by a duly authorized officer or attorney if the registered shareholder is a corporation) to our head office:

Yamana Gold Inc.

Royal Bank Plaza, North Tower

200 Bay Street, Suite 2200

Toronto, Ontario M5J 2J3

Attention: Sofia Tsakos, Senior Vice President, General Counsel and Corporate Secretary

You can send the notice up to 4 p.m. (Toronto time) on April 27, 2015, or give it to the Chairman of the meeting on the day of the meeting or in any other manner permitted by law.

Non-registered shareholders

Follow the instructions provided by your intermediary to revoke your proxy.

BUSINESS OF THE MEETING

The meeting will cover five items of business:

Receive the financial statements

You’ll receive management’s report to shareholders, our audited consolidated financial statements for the year ended December 31, 2014 and the auditors’ report.

Elect directors

You’ll vote on electing 10 directors to the board for a term of one year. All of the nominated directors currently serve on our board and all of them have expressed their willingness to serve.

You can vote for or withhold your vote for the following individuals:

1. Peter Marrone
2. Patrick Mars, Lead Director
3. John Begeman
4. Christiane Bergevin
5. Alexander Davidson
6. Richard Graff
7. Nigel Lees
8. Carl Renzoni
9. Jane Sadowsky
10. Dino Titaro

Management recommends you vote for each of the nominated directors.

Appoint the auditors

You’ll vote on appointing Deloitte LLP, Chartered Accountants (Deloitte) as our external auditors until the end of the next annual meeting.

Management recommends you vote for the appointment of Deloitte as our auditors.

About the auditors

The table below shows the fees paid to Deloitte in 2014 and 2013 for audit and audit-related services.

Cdn$, year ended December 31	2014	2013
Audit fees for the audit of our annual consolidated financial statements and certain statutory audits outside of Canada	$4,208,000	$3,325,000
Audit-related fees for services related to: • assistance with oversight of the ERP implementation program • reports related to investment certificates in Chile • environmental assessments in Argentina and Brazil	—	$72,000
Tax fees • for professional services for tax compliance, tax advice and tax planning	—	—
All other fees • statutory and regulatory filings • translations	$23,000	$252,000
Total fees	$4,231,000	$3,649,000

Approve amendments to the General By-Law

The board of directors has approved the following amendments to General By-Law No. 1 (the General By-Law). These amendments became effective on March 27, 2015, subject to shareholder approval. See Appendix D for the complete text of the amended General By-Law. Shareholders are being asked to vote on two resolutions to approve the amendments.

The first resolution proposes changes to banking and signing authorities and updates the advance notice requirements to conform with Institutional Shareholder Services’ recommended changes in its 2015 policy updates, including eliminating a maximum notice period and not restricting the notice period if a meeting is adjourned or postponed. See sections 2.05, 2.06 and 3.05 of Appendix D.

The second resolution proposes a forum selection provision requiring certain corporate disputes to be litigated in Ontario. Recent experiences with global litigation have shown that there are significant escalating costs and uncertainties where litigation is brought in multiple jurisdictions having less connection to the company. Ontario is the jurisdiction with the most meaningful link to Yamana Gold, which is incorporated in Canada with its head office in Ontario. Ontario courts have the most experience with the laws governing the company and a sound and reliable reputation with respect to complex commercial litigation. Forum selection does not alter shareholders’ substantive rights and only addresses the forum in which they may advance certain claims. The full text of the forum selection provision is set out at section 2.09 of Appendix D.

Have a ‘say on pay’

We hold a shareholder advisory vote on executive compensation because we believe it’s important to have regular and constructive engagement with our shareholders and to receive shareholder feedback on this issue. You’ll find a complete discussion of our approach to executive compensation and the board’s decisions on executive pay this year starting on page 52.

Last year 83.5% of the shares voted were for our approach to executive compensation.

Management recommends you vote for the ‘say on pay’ vote on our approach to executive compensation as described in this circular.

As this is an advisory vote, the results are non-binding on the board. If a majority of the shares are not voted for our approach to executive compensation, the board will meet with shareholders to discuss their issues or concerns and review our approach to executive compensation within this context. It will disclose the comments it received and the outcome of these discussions, including the reasons for making or not making changes to executive compensation at Yamana, as soon as is practicable and no later than the management information circular for the next annual meeting of shareholders.

Other business

We’re not aware of any other business to be properly brought before the meeting.

None of the nominated directors or our executives, or their associates or affiliates, have a direct or indirect material interest (as a beneficial shareholder or in any other way) in any item of business.

No informed person or nominated director, or their associates or affiliates, have a direct or indirect material interest in any transaction or proposed transaction that has had or will have a material effect on Yamana or any of our subsidiaries.

THE NOMINATED DIRECTORS

According to our articles, our board must have three to 15 directors. This year the board has nominated 10 directors for election.

Shareholders can vote for or withhold their vote for electing each nominated director.

The nominated directors represent a strong and diverse mix of skills in finance, mining, sustainability, metallurgy, mergers and acquisitions and international business — key skills for overseeing our affairs and guiding our strategic growth.

All of the nominated directors currently serve on our board, and each has expressed their willingness to serve on our board for another term. Management does not believe that any of them will not be able to serve, but if this happens, your proxyholder can vote for any other person to fill the role.

Each elected director will hold office for a term of one year until the end of our next annual meeting, unless they step down for any reason under the terms of our by-laws.

Majority voting

The corporate governance and nominating committee will review the voting results and make recommendations to the board about each director’s suitability to continue to serve as a member of our board.

In addition, any director who receives more withhold than for votes will tender their resignation to the board.

The corporate governance and nominating committee will review the vote and recommend to the board whether or not to accept the resignation. The board will consider the circumstances and make its decision within 90 days. The nominated director does not participate in any committee or board discussions on the matter.

If the board accepts the resignation, it can appoint a new director to fill the vacancy, as long as there are no corporate law restrictions.

This policy only applies when director elections are uncontested.

Director profiles

Each of the 10 nominated directors is profiled below, including their background and experience, areas of expertise, committee memberships, 2014 meeting attendance and voting results, share ownership and memberships on other public company boards and committees.

Holdings of common shares and deferred share units (DSUs) are based on information provided by each nominated director as of December 31, 2014 and our year-end closing share price on the TSX of Cdn$4.69 ($4.04, converted from Canadian dollars using the exchange rate of Cdn$1.00 = $0.8620 on December 31, 2014). The nominated directors may beneficially own the shares and DSUs, directly or indirectly, or exercise control or direction over them. See page 39 for more information about director share ownership.

Peter Marrone (Chairman and Chief Executive Officer)

Age: 55 Ontario, Canada Director since July 2003 / Not independent

Areas of expertise • capital markets • finance • natural resources • international business • risk management

Peter Marrone founded Yamana in July 2003, and serves as its Chairman and Chief Executive Officer. He has more than 29 years of leadership experience in mining, business and capital markets. Mr. Marrone has been on the boards of a number of public companies and has advised companies with a strong South American presence.  Prior to Yamana, Mr. Marrone was the head of investment banking at a major Canadian investment bank and before that, practised law in Toronto with a strong focus on corporate law, securities law and international transactions. Mr. Marrone currently sits on the Board of Governors of York University.

Attendance
Board of directors	18 of 18	100%

Compensation
2014 CEO compensation	$5,768,373

Amount received as DSUs	$2,171,228 / 38%

2014 director voting results
% voted for	94.7%

	Yamana shares	DSUs	Total	Total market value	Total book value
Share ownership	570,856	2,722,008	3,292,864	$13,312,325	$45,137,650
CEO share ownership guidelines	Currently holds 34.8x his annual base salary and exceeds his 3x requirement

Other public company boards and board committees during the last five years

York University, Board of Governors (since July 2013)

Patrick J. Mars (Lead Director)

Age: 74 Ontario, Canada Company director Director since July 2003 / Independent

Areas of expertise • finance/accounting • governance • natural resources • capital markets • international business

Patrick Mars is a company director specializing in mine finance and analysis. He benefits from over 30 years of experience in the investment industry and has had extensive involvement in mining research, financing and advisory work. For the majority of his career he was with Alfred Bunting & Co/Bunting Warburg, a Canadian investment dealer and stockbroker where he was President and CEO from 1981 to 1994. During this time he served three-year terms both as a Governor of the Toronto Stock Exchange (TSX) and Director of the Investment Dealers Association. From 1999 to 2001 he was Chairman and a Director of First Marathon Securities (UK)/NBC Financial (UK) Limited.  Presently, Mr. Mars is a director of Aura Minerals Inc. (Chairman) and Sage Gold Inc.  (Chairman) as well as being President of P.J. Mars Investments Limited, a private company. He is also a director of the Renascent Foundation, a charitable organization. Mr. Mars holds a Bachelor of Commerce and a Master of Business Administration.

	Attendance
Board of directors	18 of 18	100%
Audit committee	5 of 5	100%
Compensation committee	9 of 9	100%
Corporate governance and nominating committee (Chair)	5 of 5	100%

Compensation
2014 compensation	$323,160
Amount received as DSUs	$86,160 / 27%

2014 director voting results
% voted for	96.2%

	Yamana shares	DSUs	Total	Total market value	Total book value
Share ownership	39,000	52,385	91,385	$369,449	$853,289
Share ownership requirements	Currently holds 4.9x the annual board retainer and meets the 3x requirement

Other public company boards and board committees during the last five years

Aura Minerals Inc. (since January 2006)	Audit, Nominating, Corporate governance, Compensation
SAGE Gold Inc. (since October 2002)	Audit
Carpathian Gold Inc. (January 2003 to August 2014)	Corporate governance, Compensation, Audit
Selwyn Resources Ltd. (August 2005 to May 2012)	Corporate governance, Compensation

John Begeman

Age: 60 South Dakota, United States Company director Director since May 2007 / Independent

Areas of expertise • sustainability • natural resources — mining • capital markets • international business • project management

John Begeman is a Professional Mining Engineer with over 35 years of mining experience. He currently sits on the board of directors of Premier Gold Mines Limited and acts as the Lead Director and was appointed to the board of Aberdeen International Inc. in January 2015.  He previously served as the President and Chief Executive Officer of Avion Gold Corporation, as the Chief Operating Officer of Zinifex Canada Inc. and as Vice President, Western Operations of Goldcorp Inc.  In his capacity for Goldcorp, he was responsible for its surface gold operations in South Dakota and the Industrial Minerals Division in Saskatchewan. Prior to his employment at Goldcorp, Mr. Begeman held various engineering and management positions with Morrison Knudsen Company in the contract mining operations group throughout the Western United States.  Mr. Begeman holds a B.S. in Mining Engineering, an M.S. in Engineering Management and an MBA.

	Attendance
Board of directors	18 of 18	100%
Audit committee	5 of 5	100%
Sustainability committee (Chair)	4 of 4	100%

Compensation
2014 compensation	$275,160
Amount received as DSUs	$86,160 / 31%

2014 director voting results
% voted for	99.3%

	Yamana shares	DSUs	Total	Total market value	Total book value
Share ownership	10,170	52,385	62,555	$252,896	$633,704
Share ownership guidelines	Currently holds 3.6x the annual board retainer and meets the 3x requirement

Other public company boards and board committees during the last five years

Aberdeen International Inc. (since January 2015)	Audit, Compensation
Premier Gold Mines Limited (since May 2006)	Audit (Chair), Compensation
Endeavor Mining Corporation (October 2012 to December 2012)	Safety, Health & Environment (Chair)
Avion Gold Corporation (September 2008 to October 2012)	Audit
Valencia Ventures Inc. (June 2008 to June 2012)	Audit (Chair)

Christiane Bergevin

Age: 52 Quebec, Canada Executive Vice-President, Desjardins Group Partnerships and Business Development Director since September 2014 / Independent

Areas of expertise • finance/accounting • project management • international business • natural resources/energy • sustainability

Christiane Bergevin has been the Executive Vice-President, Desjardins Group Partnerships and Business Development, Office of the President, of Desjardins Group (Canadian financial cooperative institution) since September 2013. From August 2009 to September 2013, she was the Executive Vice-President, Strategic Partnerships, Office of the President, of Desjardins Group. Prior to that, she was Senior Vice-President and General Manager, Corporate Projects, with SNC-Lavalin Group Inc. (SNC-Lavalin) (engineering and construction firm). For the 18 years prior to that, Ms. Bergevin held executive finance positions with SNC-Lavalin subsidiaries, including as managing executive and subsequently President of SNC-Lavalin Capital Inc., its project finance advisory arm, between 1997 and 2008. Ms. Bergevin holds a Bachelor of Commerce degree (with Distinction) from McGill University and graduated from the Wharton School’s Business Advanced Management Program. In 2013, she was awarded the ICD.D designation by the Institute of Corporate Directors.

Attendance
Board of directors	4 of 4	100%

Compensation
2014 compensation	$71,176
Amount received as DSUs	$61,176 / 86%

2014 director voting results
% voted for	n/a
(appointed to the board in September 2014)

	Yamana shares	DSUs	Total	Total market value	Total book value
Share ownership	—	14,727	14,727	$59,538	$58,391
Share ownership guidelines	Currently holds 0.3x the annual board retainer and has until September 2017 to meet the 3x requirement

Other public company boards and board committees during the last five years

Talisman Energy Inc. (since April 2009)	Governance & Nominating, Health, Safety, Environment & Corporate Responsibility
Fiera Capital Corporation (September 2010 to May 2013)	Audit (Chair)

Alexander Davidson

Age: 63 Ontario, Canada Company director Director since August 2009 / Independent

Areas of expertise • sustainability • natural resources — mining • capital markets • international business • project management

Alexander Davidson was Barrick Gold Corporation’s Executive Vice President, Exploration and Corporate Development with responsibility for international exploration programs and corporate development activities.  Mr. Davidson joined Barrick in October 1993 as Vice President, Exploration with responsibility for the company’s expanding exploration program. He initiated Barrick’s expansion out of North America and into Latin America and beyond. Prior to joining Barrick, Mr. Davidson was Vice President, Exploration for Metall Mining Corporation.  Mr. Davidson has over 25 years of experience in designing, implementing and managing gold and base metal exploration and acquisition programs throughout the world.  In April 2005, Mr. Davidson was presented the 2005 A.O. Dufresne Award by the Canadian Institute of Mining, Metallurgy and Petroleum to recognize exceptional achievement and distinguished contributions to mining exploration in Canada.  In 2003, Mr. Davidson was named the Prospector of the Year by the Prospectors and Developers Association of Canada in recognition for his team’s discovery of the Lagunas Norte Project in the Alto Chicama District, Peru.  He received his B.Sc. and his M.Sc. in Economic Geology from McGill University.

	Attendance
Board of directors	18 of 18	100%
Compensation committee	9 of 9	100%
Sustainability committee	4 of 4	100%

Compensation
2014 compensation	$269,323
Amount received as DSUs	$172,323 / 64%

2014 director voting results
% voted for	92.3%

	Yamana shares	DSUs	Total	Total market value	Total book value
Share ownership	22,000	75,832	97,832	$395,513	$808,618
Share ownership guidelines	Currently holds 4.6x the annual board retainer and meets the 3x requirement

Other public company boards and board committees during the last five years

NuLegacy Gold Corporation (since October 2014)	Audit
Amara Mining PLC (since December 2013)	—
Orca Gold Inc. (since January 2013)	Technical, Compensation
U.S. Silver & Gold Inc. (since July 2011)	Compensation
Capital Drilling Ltd. (since May 2010)	Audit, Safety, health and environment
MBAC Fertilizer Corp. (since January 2010)	Compensation, Safety, health and environment
B2 Gold Corp., formerly Volta Resources Inc. (March 2011 to December 2013)	Safety, health and environment
Cupric Canyon Capital, formerly Hanna Mining Ltd. (December 2010 to February 2013)	—
Chantrell Ventures Corp. (December 2010 to February 2013)	—
Kobex Capital Corp., formerly Kobex Minerals Inc. (November 2009 to December 2012)	Audit, Compensation
Namakwa Diamonds Limited (December 2007 to March 2012)	Safety, health and environment
Noront Resources Ltd. (September 2009 to October 2011)	Compensation

Richard Graff

Age: 68 Colorado, United States Company director Director since October 2007 / Independent

Areas of expertise

• finance/accounting

• risk management

• governance

• natural resources/energy

Richard Graff is a retired partner from PricewaterhouseCoopers LLP where he served as the audit leader in the United States for the mining industry. Since his retirement, Mr. Graff has been an advisor to the mining industry and was a member of a Financial Accounting Standards Board task force for establishing accounting and financial reporting guidance in the mining industry.  He represents a consortium of international mining companies and has provided recommendations to the International Accounting Standards Board on mining industry issues and to regulators on industry disclosure requirements of securities legislation. He received his undergraduate degree in Economics from Boston College and his post-graduate degree in Accounting from Northeastern University. He serves as chairman of the audit committee and a member of the compensation and corporate governance and nominating committees of Alacer Gold Corp. He also serves as chairman of the audit committee and a member of the corporate governance and nominating committee of Dynamic Materials Corporation.

	Attendance
Board of directors	18 of 18	100%
Audit committee (Chair)	5 of 5	100%

Compensation
2014 compensation	$259,910
Amount received as DSUs	$86,160 / 33%

2014 director voting results

% voted for	99.3%

	Yamana shares	DSUs	Total	Total market value	Total book value
Share ownership	35,775	52,385	88,160	$356,411	$786,721
Share ownership guidelines	Currently holds 4.5x the annual board retainer and meets the 3x requirement

Other public company boards and board committees during the last five years

Alacer Gold Corp. (since June 2008)	Audit (Chair), Compensation, Corporate governance
Dynamic Materials Corporation (since June 2007)	Audit (Chair), Corporate governance

Nigel Lees

Age: 71 Ontario, Canada President and Chief Executive Officer of SAGE Gold Inc. Director since June 2005 / Independent

Areas of expertise
• finance
• capital markets
• natural resources
• international business
• governance

Nigel Lees has over 25 years of experience in the investment banking industry. He has served as a member of the Listings Committee of the Toronto Stock Exchange and on the audit committees of boards of several publicly listed companies. He is the founder and director of TVX Gold Inc., which merged with Kinross Gold Corporation in 2003. He is currently the President of C.N. Lees Investments Limited, a private investment and consulting company, and President and Chief Executive Officer of SAGE Gold Inc., a public precious metals exploration and development company.

	Attendance
Board of directors	18 of 18	100%
Compensation committee (Chair)	9 of 9	100%

Compensation
2014 compensation	$255,660
Amount received as DSUs	$86,160 / 34%

2014 director voting results

% voted for	99.2%

	Yamana shares	DSUs	Total	Total market value	Total book value
Share ownership	15,000	52,385	67,385	$272,423	$664,967
Share ownership guidelines	Currently holds 3.8x the annual board retainer and meets the 3x requirement

Other public company boards and board committees during the last five years

SAGE Gold Inc. (since December 2003)	—
Kenna Capital Corp. (March 2007 to May 2012)	Audit
Augyva Mining Resources Inc. (August 2011 to April 2014)	Corporate governance and nominating, Compensation

Carl Renzoni

Age: 76 Ontario, Canada Company director Director since October 2007 / Independent

Areas of expertise
• finance/accounting
• natural resources — mining
• capital markets
• governance

Carl Renzoni retired from BMO Nesbitt Burns in 2001, where he was employed since 1969 and most recently served as a Managing Director. He brings over 30 years of experience in the securities business specializing in the mining industry. Mr. Renzoni holds an Honors B.Sc. (Geology) degree from Queen’s University. Mr. Renzoni is currently a director of Copper Mountain Mining Corp. and he previously served on the boards of International Molybdenum Ltd., Peru Copper Inc. and Meridian Gold Inc. Mr. Renzoni also served on the Audit Committee of Meridian Gold Inc.

	Attendance
Board of directors	18 of 18	100%
Audit committee	5 of 5	100%
Corporate governance and nominating committee	5 of 5	100%

Compensation
2014 compensation	$250,002
Amount received as DSUs	$128,252 / 51%

2014 director voting results
% voted for	99.1%

	Yamana shares	DSUs	Total	Total market value	Total book value
Share ownership	18,938	60,755	79,693	$322,181	$679,867
Share ownership guidelines	Currently holds 3.9x the annual board retainer and meets the 3x requirement

Other public company boards and board committees during the last five years

Copper Mountain Mining Corp. (since March 2008)	Corporate governance (Chair), Audit

Jane Sadowsky

Age: 53 New York, United States Company director since September 2014 / Independent

Areas of expertise
• finance
• governance
• international business
• energy
• capital markets

Jane Sadowsky retired from Evercore Partners as a Senior Managing Director and Head of the Power & Utility Group in 2011, after more than 22 years as an investment banker. Prior to Evercore Partners, she was a Managing Director and Group Head at Citigroup’s Investment Bank and began her investment banking career at Donaldson, Lufkin & Jenrette. Ms. Sadowsky is an expert in the electricity sector and brings depth of knowledge and experience in mergers and acquisitions, public and private debt and equity, corporate restructurings and cross border transactions. Since retiring, Ms. Sadowsky has served as the Managing Partner for Gardener Advisory LLC, which provides consulting and advisory services predominantly in the electricity power sector to public and private sector clients in the United States and abroad. Ms. Sadowsky earned her MBA from the Wharton School and her BA in Political Science and International Relations from the University of Pennsylvania.

Attendance
Board of directors	4 of 4	100%

Compensation
2014 compensation	$71,176
Amount received as DSUs	$61,176 / 86%

2014 director voting results

% voted for	n/a
(appointed to the board in September 2014)

	Yamana shares	DSUs	Total	Total market value	Total book value
Share ownership	—	14,727	14,727	$59,538	$58,391
Share ownership guidelines	Currently holds 0.3x the annual board retainer and has until September 2017 to meet the 3x requirement

Other public company boards and board committees during the last five years

-

Dino Titaro

Age: 63 Ontario, Canada Company director since August 2005 / Independent

Areas of expertise
• capital markets
• sustainability
• natural resources — geology
• risk management
• international business

Dino Titaro was the founder of Carpathian Gold Inc., a public mineral exploration company listed on the TSX, and was the President and Chief Executive Officer and director from January 2003 to January 2014. From 1986 to 2003, Mr. Titaro was the principal owner and President and Chief Executive Officer of A.C.A. Howe International Limited, a geological and mining consulting firm. From 1980 to 1986, Mr. Titaro was employed by Getty Mines Limited, in various supervisory roles as a geologist, working on base and precious metal projects as well as uranium, principally in resource definition stages. Mr. Titaro holds a Master of Science degree in Geology from the University of Western Ontario. He is also a qualified person as defined by National Instrument 43-101 and is a registered P.Geo in Ontario and Saskatchewan. Mr. Titaro currently sits on the board of directors of Mincor Inc., a private mineral resource company, and has been a director and officer of several publicly traded companies in the mining, industrial and health care technology fields.

	Attendance
Board of directors	18 of 18	100%
Compensation committee	8 of 9	89%
Corporate governance and nominating committee	5 of 5	100%
Sustainability committee	4 of 4	100%

Compensation
2014 compensation	$281,410
Amount received as DSUs	$86,160 / 31%

2014 director voting results

% voted for	99.3%

	Yamana shares	DSUs	Total	Total market value	Total book value
Share ownership	17,500	52,385	69,885	$282,530	$658,695
Share ownership guidelines	Currently holds 3.8x the annual board retainer and meets the 3x requirement

Other public company boards and board committees during the last five years

Carpathian Gold Inc. (January 2003 to January 2014)	—
Royal Coal Corporation (August 2010 to May 2012)	Safety, health and environment, Corporate governance, Compensation, Nomination

Serving together on other boards

We have one board interlock. The two directors do not serve together on any board committees:

Director	Other public company boards	Board committees
Nigel Lees Patrick Mars	SAGE Gold Inc.	—

Meeting attendance

The table below shows the director attendance record for 2014. All directors also attended the 2014 annual meeting of shareholders.

	Board		Audit committee		Compensation committee		Corporate governance and nominating committee		Sustainability committee
Director	Number	%	Number	%	Number	%	Number	%	Number	%
Peter Marrone	18/18	100	—	—	—	—	—	—	—	—
Patrick Mars	18/18	100	5/5	100	9/9	100	5/5	100	—	—
John Begeman	18/18	100	5/5	100	—	—	—	—	4/4	100
Christiane Bergevin	4/4	100	—	—	—	—	—	—	—	—
Alexander Davidson	18/18	100	—	—	9/9	100	—	—	4/4	100
Richard Graff	18/18	100	5/5	100	—	—	—	—	—	—
Nigel Lees	18/18	100	—	—	9/9	100	—	—	—	—
Juvenal Mesquita Filho	10/11	91	—	—	—	—	2/2	100	—	—
Carl Renzoni	18/18	100	5/5	100	—	—	5/5	100	—	—
Antenor Silva	11/11	100	—	—	—	—	—	—	—	—
Jane Sadowsky	4/4	100	—	—	—	—	—	—	—	—
Dino Titaro	18/18	100	—	—	8/9	89%	5/5	100	4/4	100
Overall attendance		99%		100%		97%		100%		100%

Notes

•        Christiane Bergevin and Jane Sadowsky were appointed to the board on September 1, 2014.

•        Juvenal Mesquita Filho and Antenor Silva were members of the board until our 2014 annual meeting on April 30, 2014.

Other information about the nominated directors

Cease trade orders, bankruptcies, penalties or sanctions

Mr. Titaro resigned as a director of Cogient Corp. on July 31, 2006. On August 22, 2006, a cease trade order was issued and a receiver was appointed by the court on December 8, 2006. On February 7, 2007 all of the assets of Cogient Corp. vested in the Trustee Corporation, as trustee for the debenture holders under a trust indenture dated December 24, 2002. On May 9, 2012, Mr. Titaro resigned as director of Royal Coal Corp. On May 17, 2012, Royal Coal Corp. announced it received notice that the TSX Venture Exchange had suspended trading its securities because the Ontario Securities Commission had imposed a cease trade order for failure to file financial statements. The cease trade order was still in effect on the date this circular was printed.

Mr. Titaro and Mr. Mars did not stand for re-election to the board of directors of Carpathian Gold Inc. and were therefore no longer directors on August 12, 2014. On April 16, 2014 the Ontario Securities Commission issued a management cease trade order against Carpathian Gold Inc.’s Chief Executive Officer and Chief Financial Officer. On June 19, 2014, the Ontario Securities Commission allowed the cease trade order to lapse or expire as the filing default was remedied.

Mr. Davidson resigned as a director of Chantrell Ventures Corp. (Chantrell) on February 27, 2013. On September 13, 2006, the Alberta Securities Commission issued a cease trade order against Chantrell for failing to file the annual audited financial statements for the year ended December 31, 2005, and interim unaudited financial statements for the interim periods ended March 31, 2006 and June 30, 2006. In August 2010, Chantrell brought its financial reporting obligations up to date and on August 25,

2010 Chantrell received full revocation orders from the British Columbia Securities Commission and Alberta Securities Commission.

None of the other nominated directors is, or has been in the last 10 years, a director, chief executive officer or chief financial officer of any company (including Yamana) that during their term or within a year of leaving the role has been subject to a penalty, sanction or bankruptcy, insolvency or any other issue that would likely be considered important to a reasonable shareholder in deciding whether to vote for the nominated director.

Governance

As an international mining company, we’re committed to the highest standards of governance and stewardship. Our board and management recognize the importance of governance in effectively managing the company, protecting employees and shareholders and enhancing shareholder value.

Our governance practices meet the Canadian and United States requirements that apply to us, and best practices in general. We also monitor governance developments to make sure our practices continue to be current and appropriate.

Our practices meet the following Canadian requirements:

•                  National Policy 58-201, Corporate Governance Guidelines — best practice guidelines for effective corporate governance, including the composition and independence of corporate boards, their functions, the effectiveness and education of directors and other items dealing with sound governance

•                  National Instrument 58-101, Disclosure of Corporate Governance Practices — governance disclosure rules

•                  National Instrument 52-110, Audit Committees — audit committee rules about independence and financial expertise of its members.

Most of our practices also meet the corporate governance listing standards of the New York Stock Exchange (NYSE) even though we are not required to as a foreign private issuer. You can find details about how our practices differ from the NYSE standards on our website (www.yamana.com).

Core values

We’re committed to conducting business according to the letter and spirit of the law and our high standards of ethical business conduct.

Our core values shape the way we do business and meet our commitments to our people, the marketplace and the communities where we work. We believe they also help determine our success.

Yamana’s 10 core values

•                  entrepreneurial spirit

•                  operational excellence

•                  sustainability of cash flow

•                  continuous improvement

•                  transparency

•                  safe work environment

•                  ethical attitude and integrity

•                  responsive to local communities

•                  responsibility

•                  respect for the environment

Ethical conduct

Our reputation for integrity is our most precious asset.

The board encourages and promotes a culture of integrity and ethical business conduct by:

•                  promoting compliance with applicable laws, rules and regulations in all jurisdictions where we do business

•                  providing guidance to directors, officers and employees to help them recognize and deal with ethical issues

•                  promoting a culture of open communication, honesty and accountability

•                  ensuring awareness of disciplinary action for violations of ethical business conduct.

The board takes steps to ensure that our directors, executives and employees use sound judgment and understand our code of conduct, the rules for reporting conflicts of interest, and the need to receive direction from the Lead Director and the Chairman and Chief Executive Officer (CEO) about any potential conflicts of interest.

Code of conduct

Our code of conduct is Yamana’s guide to behaviour and conduct, and protects our reputation. The code applies to everyone at Yamana regardless of title, stature or tenure. This includes our directors, executives and every employee in every country or jurisdiction where we do business, as well as any party acting on our behalf or representing us (like contractors, agents and consultants).

The Yamana Integrity Program

•                  equal opportunity

•                  mutual respect and dignity

•                  commitment to fair labour practices

•                  employee health and safety

•                  maintaining privacy and confidentiality

•                  honesty

•                  fair competition

•                  avoiding conflicts of interest

•                  healthy supplier relationships

•                  anti-corruption

•                  healthy and productive relationships with communities and society (including environmental stewardship)

•                  protecting company resources and assets

•                  complying with insider trading policies

•                  respecting the internet and social media

The code of conduct integrates our 10 core values and covers the following areas:

•                  conducting business

•                  our relationships with communities and society

•                  protecting company resources and assets

•                  asking questions and raising concerns

•                  annual certification and pledge.

Everyone must read the code and sign an acknowledgement every year that they will follow the standards of conduct set out in the code, ask for guidance or clarification from the legal department if they are unsure of something, and immediately report any suspected violation or breach involving our:

•                  directors, executives or employees

•                  agents or third parties acting on our behalf

•                  distributors, customers or end-users

•                  suppliers or sub-contractors

•                  joint venture partners.

Any potential or suspected violations of the code of conduct, or any laws, regulations or policies must be reported up the chain of command or through the Yamana Integrity Helpline (available globally 24 hours a day, seven days a week). All reports are confidential and can be made anonymously if the person wishes. There will be no retaliation against anyone who makes a report in good faith.

All reports are made to our legal department in Toronto and assigned to the appropriate department for investigation. A case manager is assigned, and all reviews and conclusions are reported back to the legal department. The legal department compiles a monthly report for the CEO and/or Chief Financial Officer (CFO) that includes the information reported through the helpline.

The CEO and/or CFO will immediately notify the chair of the audit committee of any reports of known or suspected fraud that involves an executive officer or director, an employee who has a significant role in our internal controls, or any event or series of events that indicates a deterioration of our internal controls at a Yamana mine site, project development site or office.

If a report involves the chair of the audit committee, they will bring the concern to the board of directors for follow-up.

If there is a report about a material misstatement or omission in our publicly released financial statements or other matter that could reasonably be expected to result in a restatement, a material misrepresentation or omission in our other disclosure documents, bribery of a government official or other alleged violation of anti-corruption laws or a known or suspected fraud that involves a potential cost or loss to Yamana of more than US$10,000, the CEO and/or CFO will assess the materiality and decide whether or not to immediately report it to the chair of the audit committee.

We have had a code of conduct for several years. The corporate governance and nominating committee reviews the code from time to time and updated it in October 2014. A copy is available on our website (www.yamana.com).

Anti-hedging policy

Our anti-hedging policy strictly prohibits officers, directors and employees from engaging, either directly or indirectly, in the purchase of instruments that are designed to directly hedge or offset a decrease in the market value of Yamana’s common shares or other securities, including pre-paid variable forward contracts, equity swaps, collars, puts, calls or other derivative securities.

We adopted this policy to align the interests of our officers, directors and shareholders. We are not aware of any officers or directors who have engaged in this kind of activity.

ABOUT THE YAMANA BOARD

Our board is highly engaged, and committed to strong stewardship and our long-term success.

The board is made up of 10 directors who have a strong and diverse mix of skills in finance, mining, sustainability, metallurgy, mergers and acquisitions and international business. Our Chairman is Peter Marrone, who founded Yamana Gold in 2003 and also serves as CEO. Our board also includes one director who was a member of the board of Yamana Resources Inc. in 2001, a predecessor to Yamana Gold.

Independence

The current board has nine independent directors according to the board’s independence criteria and governance guidelines. Nine of this year’s 10 nominated directors are independent. The only exception is Peter Marrone because of his role as Chairman and CEO. Patrick Mars serves as the Lead Director and provides the board with independent leadership as appropriate.

The corporate governance and nominating committee monitors the performance of the board and the Chairman and CEO, and believes that the combined position does not detract from the effective functioning of the board. Our position is unique because our Chairman and CEO is also the founder of the company. Both the committee and board believe Mr. Marrone’s passion, drive and leadership have been instrumental in Yamana’s success to date.

When assessing director independence for audit committee purposes, the board also reviews other board and committee memberships. Seven of our directors serve on the audit committees of other public companies. The board has reviewed these memberships, the directors’ financial expertise, their attendance record and other commitments and does not believe they impair the directors’ ability to effectively serve on our audit committee.

Peter Marrone and Yamana were named one of the Best 50 Corporate Citizens in Canada by Corporate Knights again in 2014. The study recognizes Canadian companies that are raising the bar on sustainability, a recognition that being environmentally and socially responsible is more than just the right thing to do — it’s good for business.

Yamana was also named one of the Top 50 Socially Responsible Companies in Canada in 2014 by Macleans magazine for our work with local suppliers to harness clean technologies and our “citizen meetings” with community members across our operations. The study recognizes Canadian companies for their performance across a broad range of environmental, social and governance (ESG) indicators tracked by Sustainalytics.

Independent lead director

The Lead Director is independent and appointed by the board. His primary focus is to provide leadership to the independent directors and ensure that the board successfully carries out its duties. The Lead Director chairs all meetings of the independent directors and ensures that the board’s responsibilities are well understood and respected by both the board and management. He also works closely with the Chairman and CEO, providing advice and counsel as appropriate.

The Lead Director is responsible for the following, among other things:

•                  ensuring that the board understands its obligations to Yamana and our shareholders

•                  acting as a liaison between management and the board to ensure they maintain a professional and constructive relationship

•                  providing support to the corporate governance and nominating committee in developing criteria for potential director candidates and ensuring we provide new directors with adequate orientation and training

•                  reviewing any director conflict of interest issues as they arise

•                  ensuring the board has a process for assessing the performance of the Chairman and CEO and that appropriate succession, development and compensation plans are in place for senior management

•                  ensuring that the independent directors meet regularly, chairing these meetings and reporting the results to the Chairman and CEO

•                  addressing any communication from shareholders or other stakeholders that is raised with the independent directors of the board, and determining the appropriate action.

Share ownership

We require members of our board to hold equity in Yamana to align the interests of our directors and shareholders. They must hold three times their annual board retainer and we value their shareholdings based on the market value or book value, whichever is higher. See page 39 for more information about director share ownership.

Diverse and qualified board

A board that has a strong mix of financial, accounting and other skills, combined with business, industry and political experience, geographic representation and gender balance, provides for more effective oversight and decision-making to support our future growth.

Our directors must have seven core qualities and skills for serving on our board.

Core skills and qualities for serving on the Yamana board

•                  financial literacy

•                  integrity and accountability

•                  ability to engage in informed judgment

•                  governance

•                  strategic business development

•                  excellent communication skills

•                  ability to work effectively as a team

We appointed two new female directors in 2014, bringing the representation of women on the board to 20% of the directors nominated for election this year. Both of the new directors have strong financial and business experience. Christiane Bergevin is a senior executive in financial services in Canada with extensive experience in finance, engineering and construction. Jane Sadowsky is a former finance and investment banking executive with extensive US and international experience in electricity and other sectors.

The nominating and corporate governance committee initiated the search for male and female candidates with a broad, sophisticated business perspective and a combination of diverse skills, experience and personal attributes. The committee worked with the board to define specific criteria that would enhance the board’s profile and strong technical skills. It worked with an external search firm to assemble a broad pool of qualified candidates and selected the strongest candidates to meet with the board.

Diversity policy

The board has adopted a diversity policy, given its commitment to the principles of diversity and its recognition of the importance of diverse backgrounds, skills and experience and gender diversity when considering potential candidates who have the core skills and qualities for serving on our board. The board works with the corporate governance and nominating committee when assessing candidates and considers all of these characteristics, consistent with our diversity policy.

Retirement policy

Directors must tender their resignation to the board when they turn 75. The corporate governance and nominating committee will review the matter and recommend to the board whether or not to accept the resignation. The board will consider the circumstances and make its decision within 90 days. The nominated director does not participate in any committee or board discussions on the matter.

If the board accepts the resignation, it can, subject to any corporate law restrictions, appoint a new director to fill the vacancy.

Carl Renzoni and Patrick Mars tendered their resignations when they turned 75. The committee and the board reviewed the matter and decided to extend their terms because of their extensive experience in investment banking and the mining industry.

We recognize the value and depth of knowledge that longer serving directors bring to the board and therefore do not have term limits. Yamana was founded in 2003 and is a young company, and continuity of board service has been important in overseeing Yamana’s growth into an international mining company.

Management has benefited from the depth of knowledge gained by directors over the years, and two new directors were appointed to the board in 2014. The corporate governance and nominating committee will continue to review the matter and recommend any changes to the board as appropriate.

Role of the board

The board is responsible for the stewardship of Yamana, supervising the management of our business and our affairs and acting in the best interests of the company and our shareholders.

Its main duties involve the following, among others:

•                  our strategic planning process

•                  identifying the principal risks of our business and ensuring we implement appropriate systems to manage these risks

•                  succession planning, including appointing senior management and training and monitoring their development

•                  establishing a communications policy to facilitate communications with investors and other interested parties

•                  the integrity of our internal controls and management information systems

•                  assessing the effectiveness of the board, its committees and the contribution of individual directors.

The board fulfills its mandate directly and through its four standing committees — audit committee, compensation committee, corporate governance and nominating committee and sustainability committee. You can find a copy of the board charter in Appendix A and on our website (www.yamana.com).

The board meets at least once every quarter to review our business operations, corporate governance matters, our financial results and other items. It also meets after the annual meeting of shareholders. The board may meet more often depending on our affairs, business opportunities or risks facing the company.

In 2014, the board met 18 times, met in-camera at the end of each board meeting without management present, and participated in a number of mine tours and two continuing education sessions on Argentina country development and Aboriginal law (see page 31). The audit committee met five times, the compensation committee met nine times, the corporate governance and nominating committee met five times, and the sustainability committee met four times.

Directors are kept informed of our operations through board meetings and reports and discussions with management on matters within their particular areas of expertise.

We’ve established the following structures and processes so the board functions efficiently and effectively on behalf of shareholders:

•            the board appoints a Lead Director

•            the Chairman and CEO is the only member of management on the board (Mr. Marrone is the founder of the company)

•            any two directors may call a board meeting, according to our by-laws

•            the compensation committee reviews the compensation of the Chairman and CEO at least once a year

•            the board may also appoint independent committees from time to time as it deems necessary

•            the board has a policy of holding in-camera meetings with the independent directors at the end of each board and committee meeting.

Role of the chairman

The role of the Chairman of the Board is to chair all board meetings in a manner that promotes meaningful discussion, and to provide leadership so the board can effectively carry out its responsibilities.

The Chairman is responsible for the following duties, among others:

•                  ensuring the board works together as a cohesive team with open communication

•                  working with the corporate governance and nominating committee to ensure that a process is in place to evaluate the effectiveness of the board, board committees and individual directors at least once year

•                  acting as a liaison between the board and other members of management, to ensure they maintain a professional and constructive relationship and that both clearly understand the allocation of responsibilities and boundaries between the board and management.

Position descriptions

The board has developed written position descriptions for the Chairman of the Board, Lead Director and each committee chair. Together with the CEO, the board has also developed written statements of the roles of the CEO and CFO.

Strategic planning

Our focus continues to be on ensuring a balance between costs and production, margin preservation and the generation and protection of cash flow. We continue to believe this balanced approach is appropriate and prudent for creating value in the prevailing commodity price environment.

Senior management meets formally every quarter to review our results, our corporate strategy and our progress in meeting our objectives for the year.

The board receives monthly reports and quarterly presentations on operations, health, safety, environment and community, exploration and construction. Business development and strategic planning are also part of the monthly reports and quarterly discussions and communications.

The Chairman and CEO also updates the Lead Director and the committee chairs on any significant events between regularly scheduled board meetings.

Separate board meetings are called for management and the board to discuss possible opportunities. We may have two or three of these meetings a year, depending on industry and market developments. Occasionally outside advisors are invited to attend.

Risk oversight

The board has overall responsibility for risk oversight and each board committee is responsible for overseeing risk in particular aspects of our business. Our Vice President, Risk Management leads our risk management activities and reports directly to the CFO.

We have a formal enterprise risk management (ERM) framework in place that supports management and employees across the company in identifying, assessing and mitigating our principal risks (audit and financial, sustainability, health and safety and compensation).

The framework provides current, accurate information about our major risks, and allows management to run the business more effectively by minimizing the downside risk while maximizing opportunity within our risk appetite. It involves a multi-phased approach that allows us to:

•                  apply appropriate resources to address the most important risks

•                  formally integrate risk management into our strategic planning process and business planning

•                  reduce operational volatility.

Risks are categorized using a risk register to assess and monitor their likelihood of occurring.

Audit and financial risk management

We emphasize financial risk management as part of our normal operations to manage and mitigate financial risk. Management continually monitors and evaluates our risk management activity, including our banking exposure, exposure to counterparties and current mark-to-market financial contracts.

Our objective is to manage certain risks against adverse price movements so revenues are more predictable. We may use hedging from time to time to protect cash flows, including when we undertake significant projects or have specific debt servicing requirements.

Sustainability, health and safety risk management

Adhering to sustainability, health and safety standards is a high priority.

Protecting the health and safety of our workers is paramount, and we incent senior management to focus on:

•            creating a culture where health and safety is paramount and never compromised

•            ensuring strong results in safety, health and environment

•            monitoring and reporting health and safety performance

•            monitoring our compliance with legislative, regulatory and corporate standards for environmental, health and safety practices and issues

•            recognizing and rewarding responsible behaviour.

The board assesses the performance of the named executives and other members of the senior management team throughout the year during specific business reviews, committee meetings and regular updates on strategy development, safety, health and environmental results, business controls, and other areas that are critical to our general performance and sustainability.

Compensation risk

The compensation committee oversees the review of our executive compensation plans to ensure they are properly aligned with our compensation philosophy and regulatory expectations and requirements and do not incent inappropriate behaviour or encourage excessive risk taking.

The committee’s independent consultant, Global Governance Advisors (GGA), conducted a review independent of management to ensure that our compensation governance framework reflects good business practices. You can read about the review on page 54.

The review confirmed that the structure and design of our executive compensation does not incent inappropriate risk taking and that our overall compensation framework is in line with standard principles and practices. We do not emphasize short-term performance indicators to reach short-term goals but, rather, include risk mitigation to ensure that sustainability and financial accountability remain a focus.

Succession planning

We have short-term contingency plans and longer-term succession plans in place for our senior management team.

The board is responsible for:

•                  ensuring we have an orderly succession plan for the Chairman and CEO

•                  reviewing the succession planning that the Chairman and CEO manages for the senior management team

•                  ensuring the succession plan includes a process for responding to an emergency situation that requires an immediate replacement of the Chairman and CEO or any other member of senior management.

To assist the board, the Chairman and CEO reviews succession planning for each named executive on an ongoing basis and shares his views with the board from time to time. He considers our future business strategy, the core skills and experience required to carry out this strategy, gender balance and the abilities of each individual when identifying potential successors for advancement to more senior roles.

The Chairman and CEO also discusses developmental opportunities with the board when potential successors have gaps in skills and experience. The board also makes sure that directors get to know these individuals through presentations to the board and company functions where they can interact with directors more informally.

The board discusses management succession plans, which identify potential short and longer-term successors to the CEO and potentially other executive management positions. They monitor governance developments with the combined Chairman and CEO position as part of the succession planning process. The compensation committee maintains these succession plans through its performance assessment and compensation review every year.

Our senior management team includes five women who are vice-presidents and above, representing 20 percent of our executive team. Our most senior female executive officer is a named executive.

Attendance

We expect our directors to attend all board meetings and all of their committee meetings in person, although attendance by telephone is allowed in certain circumstances. We also expect directors to prepare thoroughly for each meeting (including a full review of all materials sent in advance) and to stay for the entire meeting, so they can actively participate in the deliberations and decisions.

If there are unforeseen circumstances and a director is unable to attend a meeting, he is expected to contact the Chairman and CEO or the Corporate Secretary as soon as possible after the meeting for a briefing on the substantive elements of the meeting.

We have a strict attendance policy:

•                  Directors who are residents of Canada or the United States and are unable to attend at least 75 percent of the regularly scheduled board and/or committee meetings must tender their resignation to the chair of the corporate governance and nominating committee. This policy is only waived in exceptional circumstances.

•                  Directors who are residents of other countries and are unable to attend at least 60 percent of the regularly scheduled board and/or committee meetings must tender their resignation to the chair of the corporate governance and nominating committee.

The attendance policy allows us to attract director candidates who offer substantial value and skills but have significant travel burdens.

Director education

We have an orientation program for new directors and continuing education for longer serving directors.

Orientation

The corporate governance and nominating committee is responsible for ensuring that new directors receive appropriate orientation and education when they join the board. This includes:

•                  written information about the duties and obligations of directors

•                  information about our business and operations

•                  opportunities for meetings and discussion with senior management and other directors.

Continuing education

The board recognizes the importance of ongoing director education and the need for each director to be personally responsible for this process. Each director receives a reference book that contains various policies and other company information for directors to familiarize themselves.

The corporate governance and nominating committee also conducts the following as part of our continuing education program:

•                  periodically canvasses the directors to determine their training and education needs and interests

•                  arranges site visits for directors to see our facilities and operations

•                  arranges funding for directors to attend seminars or conferences of interest and relevant to their position as a director and member of our board committees

•                 encourages and facilitates presentations by outside experts to the board or committees on matters of particular importance or emerging significance.

Our continuing education program included the following sessions in 2014:

Date	Presenter	Topic	Directors attended
January 20-24, 2014	Management	Board mine tour (Chapada, Pilar, Corpo Sul and Suruca)	Board (John Begeman, Patrick Mars, Alexander Davidson, Richard Graff, Juvenal Mesquita Filho, Antenor Silva, Carl Renzoni and Dino Titaro)
July 16-18, 2014	Management	Sustainability committee tour of US sites	Sustainability committee John Begeman, Alexander Davidson and Dino Titaro
August 25-29, 2014	Management	Board mine tour (Gualcamayo)	Board (John Begeman, Patrick Mars, Alexander Davidson and Dino Titaro)
October 7-9, 2014	Management	Board mine tour (Canadian Malartic)	Board (Peter Marrone, John Begeman, Christiane Bergevin, Patrick Mars, Alexander Davidson, Richard Graff, Carl Renzoni, Dino Titaro and Jane Sadowsky)
October 28, 2014	Credit Suisse	Argentina country update	Board (Peter Marrone, Patrick Mars, John Begeman, Christiane Bergevin, Alexander Davidson, Richard Graff, Nigel Lees, Carl Renzoni, Dino Titaro and Jane Sadowsky)
October 28, 2014	Norton Rose Fulbright Canada LLP	Aboriginal law update	Board (Peter Marrone, Patrick Mars, John Begeman, Christiane Bergevin, Alexander Davidson, Richard Graff, Nigel Lees, Carl Renzoni, Dino Titaro and Jane Sadowsky)

The Chairman and CEO works with the corporate governance and nominating committee to ensure both programs stay current.

Board assessment

The board has a formal process for assessing board and committee performance and the contributions of individual directors every year, carried out by the corporate governance and nominating committee.

This process helps the committee determine how effectively the board operates and identify areas it may need to enhance when recruiting new director candidates for nomination to the board.

The assessment includes director and committee questionnaires developed by the board and the corporate governance and nominating committee, combined with one-on-one discussions with the Chairman of the Board about the board operations and performance of each director. The Chairman and chair of each committee also have self-assessment discussions where directors are encouraged to make suggestions for improving board or committee practices to increase overall effectiveness.

Contributions by individual directors, independence qualifications and skills and experience in the context of the needs of the board are included in the review.

The chair of the corporate governance and nominating committee summarizes the questionnaire responses in a report to the board and distributes it to the directors for discussion.

The survey process in 2014 concluded the board was working effectively.

The corporate governance and nominating committee also reviews the required skills and characteristics of prospective candidates and the overall board composition with the board at least once a year, using a skills matrix that includes the major categories in the table below.

The committee updated the skills matrix for the director search in 2014.

Categories in the director skills matrix

Senior level executives	public companies, other
Business experience	natural resources/energy
risk management
sustainability
finance/accounting
capital markets
international business
governance
project management
Diversity	gender, age, cultural
Geography	international
Board experience	public and private boards
Board committee experience	audit, governance, sustainability, compensation

Board renewal

The corporate governance and nominating committee consists entirely of independent directors and has developed a long-term plan for board composition that is based on our strategic direction, skills matrix and other factors.

Director independence, the competencies and skills of the board, core skills and qualities, the current strengths, skills and experience of each director, as well as each director’s personality and other qualities they bring to the dynamics of an effective board, are all factors that the committee takes into consideration when recruiting director candidates.

Directors suggest potential candidates to the committee from time to time, but the committee does not maintain a formal evergreen list. The committee can also work with an external search firm.

Contacting the board

We’re committed to shareholder engagement. Shareholders, employees and other interested parties may communicate directly with the board by contacting the Chairman and CEO or the Lead Director at:

Yamana Gold Inc.

200 Bay Street, Suite 2200

Royal Bank Plaza, North Tower

Toronto, Ontario M5J 2J3

Phone: 416.815.0220

BOARD COMMITTEES

The board has four standing committees:

•                  audit committee

•                  compensation committee

•                  corporate governance and nominating committee

•                  sustainability committee.

All of the committees are 100 percent independent. The committees operate independently of management and report directly to the board. The board may also appoint additional independent or ad hoc committees from time to time as appropriate.

Audit committee

Members

Richard Graff (Chair), John Begeman, Patrick Mars, Carl Renzoni and Jane Sadowsky

The audit committee assists the board in fulfilling its financial reporting and control responsibilities to shareholders and the investment community. Our independent, external auditors report directly to the audit committee.

Primary duties and responsibilities

•                  oversee our accounting and financial reporting processes and the audit of our financial statements, including the integrity of our financial statements, our compliance with legal and regulatory requirements and the qualifications and independence of the external auditors

•                  serve as an independent and objective party to monitor our financial reporting processes and internal control systems

•                  review and appraise the audit activities of the external auditors

•                  provide open lines of communication among the independent auditors, financial and senior management and the board for financial reporting and control matters

•                  meet periodically with management and the external auditors

•                  review the committee charter at least once a year

Highlights of 2014 work plan

•                  review and approve the quarterly and annual financial results for recommendation to the board

•                  review our procedures to comply with The Sarbanes-Oxley Act

•                  review our insurance programs and any potential impact on financial reporting

•                  monitor risk activity including tax issues, uninsured risks, counterparty risk, treasury risk, information technology risk and other business risks

•                  review of carrying value of mineral properties

See page 7 for the fees paid to the external auditors in 2014 and 2013. You can find more information about the audit committee under Audit Committee in our 2014 annual information form on our website (www.yamana.com) and on SEDAR (www.sedar.com). The annual information form includes a copy of the audit committee charter in Schedule A.

Compensation committee

Members

Nigel Lees (Chair), Alexander Davidson, Patrick Mars and Dino Titaro

The compensation committee is responsible for recommending strategy, policies and programs for compensating and developing directors and senior management.

Primary duties and responsibilities

•                  consider the CEO’s recommendations for total compensation for the other named executives, review peer group and other mining industry compensation data, and make recommendations to the board

•                  review the total compensation package for the CEO, including equity and any other compensation plans, the company’s achievement of business goals and objectives, and salaries paid to other CEOs in the mining industry and other relevant industries, and make recommendations to the board

•                  oversee and recommend to the board the implementation of the company’s compensation, incentive and retirement plans

•                  prepare a report on executive compensation every year for use in the development of the management information circular, review all executive compensation disclosure before it is publicly disclosed and make sure it accurately describes the committee’s process

•                  recommend director compensation

•                  review the committee charter at least once a year

Highlights of 2014 work plan

•                  set 2014 compensation for the CEO and other named executives

•                  review the executive compensation section of the management information circular

•                  review director compensation trends

•                  review current trends in compensation and compensation governance

•                  monitor policies distributed by various governance organizations, including the Canadian Coalition for Good Governance, Institutional Shareholder Services and Glass Lewis

•                  design and implementation of a PSU plan as part of our long-term incentives

Corporate governance and nominating committee

Members

Patrick Mars (Chair), Carl Renzoni, Dino Titaro and Christiane Bergevin

The corporate governance and nominating committee develops Yamana’s corporate governance policies and practices, assesses the effectiveness of the board and its committees, and leads the process for recruiting and appointing directors and ensuring their ongoing development.

Primary duties and responsibilities

•                  recommend appropriate corporate governance policies, practices and procedures

•                 review the code of conduct and other corporate governance policies, and ensure management’s system for enforcing and monitoring compliance continues to be effective

•                  approve the disclosure of Yamana’s corporate governance practices in the management information circular

•                  assess shareholder proposals to be included in the management information circular and make recommendations to the board

•                  assess the effectiveness of the board as a whole, the board committees, and the contribution of individual directors

•                  ensure the size and composition of the board are appropriate for effective decision-making

•                  ensure there is an appropriate number of independent directors on the board

•                  recommend selection criteria for new directors, qualified candidates and the slate of nominees for election at the annual meeting

•                  retain search firms when necessary for identifying director candidates or for other reasons

•                  oversee the development and implementation of orientation programs for new directors and continuing education for all directors

•                  review, and approve when appropriate, requests from individual directors to engage outside advisors at the company’s expense

•                  evaluate the functioning and effectiveness of the corporate governance and nominating committee and its members once a year

•                  review the committee charter at least once a year

Highlights of 2014 work plan

•                  conduct the 2014 director assessment and review

•                  conduct a director search

•                  review current trends in corporate governance

•                  monitor policies distributed by various governance organizations, including the Canadian Coalition for Good Governance, Institutional Shareholder Services and Glass Lewis

•                  select educational topics for the board

•                 review the governance section of the management information circular

Sustainability committee

Members

John Begeman (Chair), Alexander Davidson and Dino Titaro

The sustainability committee assists the board in overseeing sustainability, environmental, health and safety matters, including monitoring the implementation and management of our policies, procedures and practices relating to these four areas of corporate responsibility.

Primary duties and responsibilities

•                  help the board develop a corporate culture of environmental responsibility and awareness about the importance of health and safety

•                  identify the principal risks and the impacts related to health, safety and the environment, and ensure enough resources are allocated to address them

•                  oversee the development and implementation of corporate health, safety and environment policies and management systems, to ensure compliance with applicable laws and best management practices

•                  encourage, support, assist and counsel management, as requested, in developing short and long-term policies and standards to ensure that the principles set out in the health, safety and environment policies are being followed

•                  review management’s activities in maintaining appropriate internal and external health, safety and environmental audits

•                  review the results of operational, health, safety and environmental audits

•                  periodically review health, safety and environment response compliance issues and incidents to determine, on behalf of the board, that we are taking all necessary action and have been duly diligent in carrying out our responsibilities and activities

•                  investigate, or arrange for an investigation of, any unusual health, safety and environmental performance

•                  review monthly and annual sustainability, health, safety and environment reports

•                  review and approve annual disclosure relating to our sustainability, health, safety and environment policies and activities

•                  review the committee charter at least once a year

Highlights of 2014 work plan

•                  review the annual sustainability report

•                  conduct site visits

•                  review the sustainability section of the management information circular

•                  conduct monthly reviews and monitor reports by the safety, health, environment and community department

Compensation

DIRECTOR COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

Our director compensation is designed to compensate directors through a combination of fees and retainers, pay competitively and align with the interests of shareholders.

The Chairman and CEO does not receive director compensation because he is compensated in his role as CEO (see page 74 for details).

Deferred share unit plan

We introduced a DSU plan in 2008 to more strongly align the interests of directors and shareholders by linking a portion of directors’ annual compensation to the future value of our common shares. Granting DSUs allows us to attract and retain directors and motivate them to demonstrate a strong commitment to the board and support the long-term growth of the company because DSUs are an at-risk investment.

DSUs are paid out in cash when a director retires or resigns from the board, based on the market value of Yamana common shares on the TSX on the date of retirement. Under the DSU plan, market value is based on a formula using the price of a Yamana common share over the five trading days immediately preceding the retirement date (see Long-term incentives on page 58 for more information).

Share incentive plan

The policy of the board is to not issue stock options to the non-executive directors.

About DSUs

DSUs are notional share units that are equal in value to our common shares at the time of grant. DSUs are issued quarterly, five days after we release our interim or annual results, using the closing price of Yamana common shares on the TSX on the day immediately preceding the grant date. DSUs earn dividend equivalents at the same rate as dividends paid on our common shares. Holders do not realize the cash value of the DSUs until they resign or retire from the board.

Share ownership

We require each director to hold a minimum level of common shares or DSUs so they have a significant investment at risk and to align their interests with those of our shareholders.

Directors must hold three times their annual board retainer in Yamana common shares or DSUs by December 14, 2014 (three years from the date the policy was introduced) or within three years of joining the board, and then maintain the minimum throughout their director tenure. All of our directors meet the requirement except Christiane Bergevin and Jane Sadowsky who were appointed to the board in September 2014 and have until September 2017 to meet the requirement.

Starting in 2014, we calculate the value of director share ownership using either the market value or the book value of Yamana common shares held, whichever is higher, which is consistent with our peers.

The Chairman and CEO has to meet our share ownership guidelines for executives, which require him to hold three times his annual base salary in common shares or DSUs. This requirement is consistent with best practices. Mr. Marrone currently holds 34.8 times his annual base salary in common shares or DSUs (see page 75 for details).

Both the audit committee and the corporate governance and nominating committee recommended these policies to the board based on governance best practices and to highlight the importance both Yamana and the board place on share ownership. See the director profiles beginning on page 10 for each director’s investment at risk.

The corporate governance and nominating committee monitors compliance with the guidelines.

The table below shows each director’s holdings of common shares and DSUs as of December 31, 2014. The decline in share price in 2014 had a significant impact on the calculation of the market value of their current holdings.

Director	Director since	Common shares held (# / $)	DSUs held (# / $)	Market value of holdings ($)	Book value of holdings ($)	Meets requirements	Current holdings (as a multiple of annual board retainer)
Peter Marrone	July 31, 2003	570,856 / 2,307,845	2,722,008 / 11,004,480	13,312,325	45,137,650	yes	34.8x annual base salary
Patrick Mars	July 31, 2003	39,000 / 157,668	52,385 / 211,781	369,449	853,289	yes	4.9
John Begeman	May 2, 2007	10,170 / 41,115	52,385 / 211,781	252,896	633,704	yes	3.6
Christiane Bergevin	September 1, 2014	— / —	14,727 / 59,538	59,538	58,391	has until September 2017 to meet the requirement	0.3
Alexander Davidson	August 31, 2009	22,000 / 88,941	75,832 / 306,572	395,513	808,618	yes	4.6
Richard Graff	October 16, 2007	35,775 / 144,630	52,385 / 211,781	356,411	786,721	yes	4.5
Nigel Lees	June 16, 2005	15,000 / 60,642	52,385 / 211,781	272,423	664,967	yes	3.8
Carl Renzoni	October 16, 2007	18,938 / 76,562	60,755 / 245,619	322,181	679,867	yes	3.9
Jane Sadowsky	September 1, 2014	— / —	14,727 / 59,538	59,538	58,391	has until September 2017 to meet the requirement	0.3
Dino Titaro	August 5, 2005	17,500 / 70,749	52,385 / 211,781	282,530	658,695	yes	3.8
Average director holdings as a multiple of annual board retainer						yes	6.5

Note

•        Holdings of common shares and DSUs represent their market value and have been converted to US dollars using the rate of Cdn$1.00 = $0.8620 on December 31, 2014.

Components

Our compensation program has two components:

•                  board and committee retainers (DSUs and cash)

•                  meeting fees.

Directors receive half their annual board retainer in cash and half in DSUs. Directors can decide once a year to receive a larger portion of their annual retainer in DSUs. DSUs are paid out when a director retires or steps down from the board.

We expect directors to attend the meetings in person, however they can attend by teleconference.

Retainers and fees are paid quarterly and withholding taxes apply. We also reimburse directors for reasonable travel and out-of-pocket expenses related to attending board and committee meetings and other board duties.

The policy of the board is to not issue stock options to non-executive directors. We have not granted stock options to non-executive directors since 2009.

2014 director fee schedule

Component	For the year ended 2014
Retainers
Annual board retainer	$ 175,000	(minimum of 50% paid in DSUs)
(all directors except the Chairman)

Additional fee (for Lead Director)	30,000
Committee chair retainers
• Audit committee	$ 20,000
• Compensation committee	20,000
• Corporate governance and nominating committee	12,500
• Sustainability committee	12,500
Meeting fees (for each meeting attended)
• Board	$ 2,000
• Audit committee chair	2,000
• Audit committee member	2,250
• Compensation committee chair	2,000
• Compensation committee member	2,250
• Corporate governance and nominating committee chair	1,500
• Corporate governance and nominating committee member	1,750
• Sustainability committee chair	1,500
• Sustainability committee member	1,750
Consulting fees at mine site (per diem)	$ 2,000

In 2014, we paid the directors a total of $2,195,394 in compensation ($1,341,667 of this was paid in cash). This does not include Peter Marrone, who does not receive any director compensation because he is compensated in his role as CEO.

2014 COMPENSATION DETAILS

Director compensation table

The table below shows the compensation paid for the year ended December 31, 2014.

Patrick Mars receives an additional fee for serving as Lead Director. Peter Marrone does not receive director compensation because he is compensated in his role as CEO.

Name	Fees earned ($)	Share-based awards ($)	Option- based awards ($)	Non-equity incentive plan compensation ($)	All other compensation ($)	Total compensation ($)
Patrick Mars	209,000	86,160	—	—	28,000	323,160
John Begeman	155,000	86,160	—	—	34,000	275,160
Christiane Bergevin	8,000	61,176	—	—	2,000	71,176
Alexander Davidson	65,000	172,323	—	—	32,000	269,323
Richard Graff	159,750	86,160	—	—	14,000	259,910
Nigel Lees	161,500	86,160	—	—	8,000	255,660
Juvenal Mesquita Filho	59,958	—	—	—	10,000	69,958
Carl Renzoni	103,750	128,252	—	—	18,000	250,002
Jane Sadowsky	8,000	61,176	—	—	2,000	71,176
Antenor Silva	58,458	—	—	—	10,000	68,458
Dino Titaro	161,250	86,160	—	—	34,000	281,410

Notes

•      Share-based awards is the grant value of DSUs converted to US dollars based on the exchange rate of Cdn$1.00 = $0.8620 on December 31, 2014.

•      All other compensation includes fees paid for mine site visits. It does not include the value of DSUs granted as dividend payments.

•      Christiane Bergevin and Jane Sadowsky joined the board on September 1, 2014, so their compensation is for a partial year.

•      Juvenal Mesquita Filho and Antenor Silva were members of the board until our 2014 annual meeting on April 30, 2014.

The table below shows the breakdown of the total fees earned in the first column of the table above.

	Retainers		Attendance fees
Name	Board ($)	Committee chair ($)	Board meetings ($)	Committee meetings ($)	Total fees earned ($)
Patrick Mars	87,500	42,500	40,000	39,000	209,000
John Begeman	87,500	12,500	36,000	19,000	155,000
Christiane Bergevin	—	—	8,000	—	8,000
Alexander Davidson	—	—	36,000	29,000	65,000
Richard Graff	87,500	20,000	36,000	16,250	159,750
Nigel Lees	87,500	20,000	36,000	18,000	161,500
Juvenal Mesquita Filho	36,458	—	20,000	3,500	59,958
Carl Renzoni	43,750	—	40,000	20,000	103,750
Jane Sadowsky	—	—	8,000	—	8,000
Antenor Silva	36,458	—	22,000	—	58,458
Dino Titaro	87,500	—	40,000	33,750	161,250

Notes

•      Christiane Bergevin and Jane Sadowsky joined the board on September 1, 2014, and attended all board meetings held during the rest of 2014.

•      Juvenal Mesquita Filho and Antenor Silva were members of the board until our 2014 annual meeting on April 30, 2014.

Incentive plan awards

Outstanding option-based and share-based awards

The table below shows the outstanding DSUs as of December 31, 2014.

	Option-based awards				Share-based awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)	Market or payout value of share-based awards not paid out or distributed ($)
Patrick Mars	—	—	—	—	52,385	—	211,781
John Begeman	—	—	—	—	52,385	—	211,781
Christiane Bergevin	—	—	—	—	14,727	—	59,538
Alexander Davidson	—	—	—	—	75,832	—	306,572
Richard Graff	—	—	—	—	52,385	—	211,781
Nigel Lees	—	—	—	—	52,385	—	211,781
Juvenal Mesquita Filho	—	—	—	—	—	—	—
Carl Renzoni	—	—	—	—	60,755	—	245,619
Jane Sadowsky	—	—	—	—	14,727	—	59,538
Antenor Silva	—	—	—	—	—	—	—
Dino Titaro	—	—	—	—	52,385	—	211,781

Notes

All amounts are shown in US dollars and have been converted from Canadian dollars using the exchange rate of Cdn$1.00 = $0.8620 on December 31, 2014.

Juvenal Mesquita Filho and Antenor Silva were members of the board until our 2014 annual meeting on April 30, 2014, and do not have any options or DSUs outstanding. Their DSUs were paid out in cash based on Cdn$8.40, the weighted average trading price of Yamana common shares on the TSX for the five days immediately before April 30, 2014.

Christiane Bergevin and Jane Sadowsky joined the board on September 1, 2014.

Share-based awards

•            Market or payout value of share-based awards has been calculated using the market price of Yamana common shares of Cdn$4.69 ($4.04) on the TSX on December 31, 2014, and converted into US dollars using the exchange rate noted above.

•            See page 59 for details about calculating market value.

Incentive plan awards — Value vested or earned in 2014

The table below shows the value of DSUs vested or earned in 2014. DSUs are paid out in cash only when the director retires or steps down from the board. They do not have any outstanding options.

Name	Option awards — value vested during the year ($)	Share awards — value earned during the year ($)	Non-equity incentive plan compensation — value earned during the year ($)
Patrick Mars	—	86,160	—
John Begeman	—	86,160	—
Christiane Bergevin	—	61,176	—
Alexander Davidson	—	172,323	—
Richard Graff	—	86,160	—
Nigel Lees	—	86,160	—
Juvenal Mesquita Filho	—	—	—
Carl Renzoni	—	128,252	—
Jane Sadowsky	—	61,176	—
Antenor Silva	—	—	—
Dino Titaro	—	86,160	—

EXECUTIVE COMPENSATION

2014 OVERVIEW

Yamana is a Canadian based gold producer, managed by an entrepreneurial team and overseen by a highly qualified and engaged board of directors.

Our mission

To be a recognized leader in precious metals mining

Our vision

To mine precious metals profitably and responsibly

Since being founded in 2003, Yamana has established itself as a producer with significant gold production, gold development stage properties, exploration properties and land positions. We attribute the steady progress to various factors, including entrepreneurial drive, depth of management and strong leadership from the board.

2014 was a transition year as metal prices remained volatile and we experienced challenges at certain non-core assets. During the year, we focused on our primary portfolio of cornerstone assets and met or exceeded expectations at these operations, advanced plans to segregate certain non-core assets with a focus on reclaiming value at these assets, and we continued our successful cost containment and margin reclamation initiative implemented in 2013. These operational achievements resulted in our continued ability to generate cash flow consistent with established levels. The joint acquisition of Osisko Mining Corporation during the year added another cornerstone asset, Canadian Malartic, and a highly prospective exploration portfolio. This acquisition, combined with the ongoing success of our exploration program, contributed to an increase in our total mineral resources. We also announced and advanced plans to reduce our debt to further strengthen our financial position. With our year-end results we announced the decision to move ahead with the high quality, high grade Cerro Moro project, which is expected to add to production levels at low cost.

The achievements of 2014 have us well positioned and support our return to a focus on growth beginning in 2015. We expect to increase gold production by approximately 8 percent in 2015, at all-in sustaining costs in line with or lower than 2014 levels, while continuing to prudently manage capital expenditures and generate cash flow consistent with established levels.

Named executives

Our named executives for 2014 are:

•                  Peter Marrone, Chairman and Chief Executive Officer

•                  Charles Main, Executive Vice President, Finance and Chief Financial Officer

•                  Ludovico Costa, President and Chief Operating Officer

•                  Greg McKnight, Senior Vice President, Business Development

•                  Sofia Tsakos, Senior Vice President, General Counsel and Corporate Secretary

This section discusses our executive compensation program, the decision-making process, the capital markets, our 2014 performance and the decisions the board made about executive pay for 2014.

The board, together with its compensation committee, looks at absolute and relative performance and trends over extended periods (normally one, three and five years). They favour longer periods when reviewing pay for performance because they believe it is more appropriate for the business of mining. A longer-term view also takes the focus away from short-term performance that may not create long-term benefits.

Compensation awarded to our named executives for 2014 reflects our performance. Turn to page 52 for a discussion of our approach to pay for performance.

The table below shows the total compensation paid to our named executives in each of the past five years and total compensation as a percentage of EBITDA, cash flows and shareholder equity.

Year	Total compensation paid to the named executives ($)	Total compensation paid to the named executives as a percentage of EBITDA[1] (%)	Total compensation paid to the named executives as a percentage of operating cash flows (before changes in working capital) (%)	Total compensation paid to the named executives as a percentage of shareholder equity (%)
2014[2]	11,980,071	3.8	1.8	0.18
2013[2]	21,086,510	3.3	3.0	0.29
2012	28,522,624	4.2	2.7	0.36
2011	27,878,680	4.3	2.2	0.37
2010	22,457,086	4.1	2.6	0.32
Average	22,384,994	3.3	2.46	0.30

1 Non-GAAP measure. See Appendix B beginning on page 96 for more information.

2 2013 and 2014 EBITDA have been adjusted to exclude one-time non-cash impairment charges taken during these years.

You can find a detailed discussion of our performance starting on page 63 and our 2014 compensation decisions on page 72.

SHARE PERFORMANCE

The graph below compares our total shareholder return (TSR) to the capital markets for the past five years ending December 31, 2014.

It shows the change in value of $100 invested in Yamana common shares on December 31, 2009 compared to $100 invested in the S&P/TSX Composite Index and the S&P/TSX Global Gold Index for the same period, and assumes dividends are reinvested.

At December 31	2009	2010	2011	2012	2013	2014
S&P/TSX Composite Index	$100.00	$117.58	$107.32	$115.03	$129.96	$143.67
S&P/TSX Global Gold Index	$100.00	$126.66	$109.42	$93.35	$49.07	$46.25
Peer group average (see page 54 for details)	$100.00	$139.19	$117.78	$104.09	$59.74	$52.97
Yamana Gold	$100.00	$106.42	$125.17	$142.58	$76.33	$39.08
Total direct compensation of the named executives (000s)	$23,607	$22,457	$25,120	$26,558	$20,761	$10,574

TSR represents the overall financial benefit generated for shareholders. It can also be considered a measure of how the market evaluates the overall performance of a company over a specific period. We assess our performance over one, three and five years because a review of moderate or short-term, intermediate and longer-term performance provides a broader view of actual performance and more effectively demonstrates the results of strategic decision-making.

Yamana repositioned itself in 2008 when the global financial crisis caused share and commodity prices to fall significantly. Since the start of 2009, the precious metals industry has been functioning in the reality created by the financial crisis. This has established a three-year period as a new reference point for longer-term share performance.

In 2013, there was a precipitious drop and increased volatility in metal prices, which continued into 2014. This significant change to the commodity price environment required gold producers to respond rapidly in 2013, and the effects of the changed environment continued to be felt throughout 2014.

The following charts show our three-year absolute share performance, as well as our relative shareholder return from 2012 to 2014 compared to the average of our peers.

As outlined above, 2014 was a transition year where we focused on our cornerstone operations and continued to balance production growth, cost containment and cash flow generation. At certain underperforming non-core assets, we took responsibility for the challenges and implemented plans to reclaim value at these assets. The addition of 50 percent of Canadian Malartic and a portfolio of highly prospective Canadian exploration properties provided an entry into a new jurisdiction and the meaningful addition of another world-class cornerstone operation. During the year we also focused on aligning our organizational structure and capacities to better reflect the requirements of our cornerstone operations and projects. Our efforts have stabilized production, costs and cash flow, and provided a strong, stable base that positions us for success in 2015 and going forward — notably, it allows us to return our focus to growth in production.

The following charts show our relative share performance and returns for 2014, compared first to the average of our 15 peers and then against our 12 gold mining peers.

Information about our peers in this circular is from publicly available sources, and Yamana makes no representation as to the reliability of the information published.

The pace of global economic recovery has been well below expectations in recent years. The expected level of demand growth in developed economies has not emerged despite continued low interest rates and accommodative monetary policy. Equity markets in the developed world experienced modest gains in 2014, led by the US Dow Jones Index increasing 7.5 percent and the resource-weighted S&P/TSX Composite Index increasing 7.4 percent. World growth in 2014 was less than the already modest forecast, reflecting events in the United States, the euro zone and Japan, and some large emerging market economies. These events included domestic demand in Japan declining following a larger than expected increase in the consumption tax, and in emerging markets, GDP contracted in Brazil, and there were negative surprises in several other countries, including China. The legacies of the global financial crisis — from debt overhangs to high unemployment — continue to impact global markets and support expectations that the economy will become more differentiated with the pace of recovery more country specific.

There is a gap between the United States, where growth is accelerating, and almost everywhere else, where it is slowing. Growth in the euro zone, including Germany, has stalled and the risk of deflation has reappeared. China is expected to continue to experience lower levels of growth as the effect of government stimuli declines and monetary policy tightens. There are also dangers in emerging markets with increasing levels of uncertainty, most notably in Russia, Africa, the Middle East and Brazil. The geopolitical conflicts in Ukraine, the Middle East and elsewhere represent risks that could reduce already modest growth expectations. The prospects for 2015 recall the global economy at the end of the 1990s, however if the world economy does slow in 2015, restoring stability will be more challenging, given already low interest rates and other forms of accommodative monetary policy across many developed economies.

Gold ended 2014 virtually unchanged from the prior year’s close at US $1,206 per ounce after hitting a low of $1,142 per ounce in early November. There was a modest decrease in year-over-year demand for gold, reflecting lower demand for gold bars and lower net purchases by central banks, offset by a significantly lower rate of disinvestment in ETF gold holdings. An increase in consumer demand for jewellery in India in the second half of 2014 was offset by reduced demand elsewhere. Since the 2008 financial crisis, the world’s leading central banks have moved towards more transparency and guidance in their policy thinking, eliminating the element of surprise, and investors and businesses have grown reliant on this predictability to weather turbulent markets. However, several unexpected policy decisions in early 2015 by the European Central Bank and central banks in Switzerland, Denmark, Canada and India have begun to create a credibility issue as uncertainty returns to the global financial markets. Distrust of central banks could lead to increased demand for gold. The $1.1 trillion European Central Bank stimulus plan and removal of the cap on the Swiss Franc by the Swiss National Bank in early 2015 drove gold prices to a five-month high in the first weeks of the year. The US Federal Reserve has established expectations of an increase to interest rates sometime in 2015, which would likely further strengthen the US dollar and potentially result in downward pressure on commodity prices, adding to the threat of deflation in some regions. Any increase in geopolitical tensions could take a further toll on confidence and, coupled with attempts to stimulate market economies, could positively impact the outlook for precious metal prices in 2015.

The share prices of major gold producers, which reflected the dramatically lower price of gold in 2013, continued their downward trend in 2014. The S&P/TSX Global Gold Index declined 14.5 percent over the course of the year (down 48.4 percent in 2013), closing more than 65 percent off its peak in the fourth quarter of 2012.

COMPENSATION DISCUSSION AND ANALYSIS

The board’s compensation committee is responsible for executive compensation at Yamana.

The committee is made up of four independent directors, including experts in finance, operations and mining. Three of the members also sit on the compensation committees of other corporations, and most have had experience working as senior executives of other mining companies. All of them have the skills and experience necessary to make decisions about Yamana’s compensation policies and practices. Turn to page 10 for more information about these directors and to page 36 for more information about the committee’s responsibilities.

Throughout this compensation discussion and analysis, we, us and our mean the board’s compensation committee.

Approach

Yamana’s success is due in large part to the entrepreneurial drive of its management team, and we structure executive compensation to maintain that spirit.

We motivate Yamana executives to focus on the success of the company by establishing a strong link between performance and compensation while building equity ownership. At the same time, we make sure compensation is in line with what peer companies in the mining industry are paying, so we can attract executive talent when we need to, keep and motivate the highly qualified and experienced team we have now, and reward them appropriately. Our peers are mining companies with similar economic and business challenges.

Compensation principles

Eight compensation principles approved by the board form the foundation for all decisions on executive pay at Yamana.

1.              Focus on retaining highly qualified and experienced executives who have a proven track record of performance.

2.              Make sure compensation is fair, reasonable to shareholders, and takes into consideration what comparable mining companies are paying for similar positions.

3.              Make a significant portion of total compensation variable and link it to individual, group and corporate goals and performance, as well as performance relative to our peers.

4.              Make an appropriate portion of total compensation equity-based, aligning the interests of our executives and shareholders.

5.              Pay for performance to deliver long-term results for our shareholders and compensate our executives competitively.

6.              Emphasize long-term performance to better reflect the business of mining and take the focus away from short-term performance that may not create long-term benefits and to mitigate risk.

7.              Maintain internal pay equity so executives in similar positions and locations are treated fairly.

8.              Make sure compensation is transparent to the named executives and to our shareholders.

Pay for performance

We align pay with performance using a rigorous process.

We strive to achieve superior performance relative to our peers. We align pay with the level of performance achieved. This motivates our executives, rewards our shareholders and helps keep the focus on our long-term success.

We assess corporate performance using two kinds of measures, which are also used to assess performance under our annual incentive plan (see page 58 for details about the plan).

Absolute measures — 60%

These support our corporate strategy. They align with the corporate objectives published in our annual report and vary from year to year.

The 2014 measures fell into six categories:

• operational targets	20%
• financial targets	20%
• mine development and exploration goals	20%
• business development goals	10%
• safety measures	10%
• risk mitigation initiatives	20%

Relative measures — 40%

These compare our performance against our peers. They are important, but must lead to cash flow and total shareholder return.

The relative measures for 2014 were:

• production growth per share — measures growth	15%
• cash cost per gold ounce — measures the cost-effectiveness of operations	15%
• strength in cash flow — measures the ability to generate cash to finance future growth	25%
• TSR — combines share price and dividends to show total return to the shareholder	25%
• comparative risk mitigation and successes	20%

Assessment

First, we discuss Yamana’s performance against the absolute and relative measures over one, three and five years, and use our discretion to increase the weighting for performance that is more strategically important.

Then we check that our past decisions have effectively rewarded pay for performance. We review compensation decisions for each named executive for the past three years, to assess whether the compensation we awarded aligned with our actual performance over time. We also compare each named executive’s total direct compensation in the previous year with compensation paid by our peers for similar positions, to determine our relative total direct compensation and confirm that it aligned with our relative performance that year.

While we realize risk mitigation is not easily quantifiable, we believe it can be assessed qualitatively by reviewing how we have managed compared to our peers. As part of the review process, the chair of the compensation committee interviews each committee chair to understand their view on compensation design and risk tolerance, along with their views of management performance in their respective areas. Retaining this flexibility is core to our process and essential for maintaining an entrepreneurial spirit.

Turn to page 63 for details about our 2014 pay for performance analysis.

Peer group

We compare named executive compensation structure and levels — base salary, target compensation and actual compensation — with a peer group of companies, based on position title, organizational role and overall scope of responsibility. We use the same peer group to assess our relative performance.

The 2014 peer group is substantially similar to the one we used in 2013, and includes 15 publicly traded mining companies that we compete with for executive talent (listed in the table below).

Companies were selected with the help of the independent consultant after an in-depth review of many factors, including company size, geographic location, market capitalization, total revenue, total assets, cash flow per share, earnings per share, quality of resources, degree of complexity and scope of operations.

We also use a secondary comparator group, the S&P/TSX 60 Index to review our decisions against the broader market and provide another level of assurance.

2014 peer companies		Business description (from Capital IQ, a Standard and Poor’s business)
1.	Agnico-Eagle Mines Limited	Exploration, development and production of mineral properties in Canada, Finland and Mexico (through its subsidiaries). Primarily explores for gold, as well as silver, copper, zinc and lead
2.	AngloGold Ashanti Limited	Exploration, production and marketing of gold
3.	Barrick Gold Corporation	Production and sale of gold and copper
4.	Centerra Gold Inc.	Acquisition, exploration, development and operation of gold properties in Asia, the former Soviet Union and internationally
5.	Eldorado Gold Corporation	Exploration, development, mining and production of gold properties in Turkey, China, Greece, Brazil and Romania (together with its subsidiaries)
6.	First Quantum Minerals Ltd.	Worldwide mining and metals company
7.	Freeport-McMoRan Copper & Gold Inc.	Exploration of mineral resource properties
8.	Gold Fields Limited	Acquisition, exploration, development and production of gold properties
9.	Goldcorp Inc.	Acquisition, development, exploration and operation of precious metal properties in Canada, the US, Mexico and Central and South America
10.	IAMGOLD Corporation	Exploration, development and operation of mining properties
11.	Kinross Gold Corporation	Mining and processing gold and silver ores (together with its subsidiaries)
12.	New Gold, Inc.	Acquisition, exploration, extraction, processing and reclamation of mineral properties
13.	Newmont Mining Corporation of Canada Ltd.	Acquisition, exploration and production of gold and copper properties (together with its subsidiaries)
14.	Randgold Resources Limited	Exploration and development of gold deposits in Sub-Saharan Africa
15.	Teck Resources Limited	Exploration, acquisition, development and production of natural resources in the Americas, Asia Pacific, Europe and Africa
	Yamana Gold Inc.	Gold and other precious metals mining, and related activities including exploration, processing and reclamation

Share ownership

We believe that equity-based compensation helps executives build share ownership, aligning their interests with those of our shareholders. We require the CEO to hold Yamana common shares, DSUs and/or RSUs equal to at least three times his annual base salary within three years of assuming the role and to maintain this level of ownership throughout his tenure.

Our Chairman and CEO currently holds 34.8 times his base salary in common shares and DSUs, reflecting his strong commitment as founder of Yamana. We do not require our CEO to maintain his share ownership after he leaves the company. You’ll find a table with details of his current share ownership on page 75.

Annual risk review

As part of our role in overseeing the risk associated with executive compensation, we engage our independent consultant to review the executive compensation program every year to make sure it reflects good business practices, is in line with regulatory expectations, and is structured so executives are not encouraged to take excessive risks.

The 2014 review involved:

•                  interviewing members of the compensation committee and the Chairman and CEO to understand Yamana’s views on compensation design and risk tolerance, and how the two are interrelated

•                  reviewing all documentation related to board governance and compensation oversight

•                  analysing our executive compensation program and practices

•                  assessing our business, compensation and governance framework against the Financial Standards Board (FSB) Principles for Sound Compensation Practices and Implementation Standards.

The compensation review confirmed that the structure and design of executive compensation does not encourage the named executives or any employees who work in a principal business unit or division to take inappropriate or excessive risks, and are not reasonably likely to have a material adverse effect on the company. Yamana has the proper practices in place to effectively identify and manage risk.

We do not emphasize short-term performance indicators to reach short-term goals, and ensure that sustainability and financial accountability remain a focus.

Independent advice

We retained GGA in 2009 and have been working with them for the past six years to help structure, assess and award compensation. GGA is independent of management, well qualified and represents the interests of shareholders when working with the board.

In 2014, GGA carried out a comprehensive review of the peer group, compensation levels in the market and compensation design at organizations similar to Yamana. It also completed a five-year compensation lookback on the named executives, and the Chairman and CEO specifically, to ensure our compensation structure and decisions were appropriate.

We take GGA’s reports and recommendations into consideration when assessing compensation structure and awards, but ultimately make our own decisions and recommendations for the board to review and approve.

This table shows the fees paid to GGA for its services in 2014 and 2013. They did not provide any other services to Yamana in 2014.

GGA compensation advisory services	2014	2013
Executive compensation related fees (see our process on page 56)	$495,710	$495,710
All other fees (global compensation research and data, education of the compensation committee on emerging trends and best practices, performance management planning, human resources strategies, director compensation review, compensation risk review, review of long-term incentive plans, design of the PSU plan and design of the Osisko PSU plan for a special one-time bonus)	$262,350	$262,350
Total fees	$758,060	$758,060

Compensation structure and decision-making process

Our compensation process starts at the beginning of every year, when we assess and confirm our philosophy, program guidelines and structure.

At the end of every year, we apply a rigorous process to assess performance and award compensation. This includes corporate, group and individual performance reviews for each named executive, in consultation with the independent consultant.

At the beginning of each year

Review structure	We review our overall compensation philosophy and structure for named executives and recommend any changes to the board for approval.
Confirm peer group	We review and confirm the peer group of companies we use to: • compare our compensation structure and levels • assess our relative performance when making compensation decisions.
Establish performance measures

We work with the CEO to develop performance measures and levels that will be used to assess corporate performance and determine annual bonus payouts for the named executives. We monitor the company’s performance against these measures throughout the year.

Assess risk and confirm approach

We review the overall incentive plan design and the selected performance measures to:
• consider potential payouts under different scenarios
• ensure a balanced approach to risk

• make sure our decision-making process, incentive plans and compensation governance do not give executives incentive to take excessive risks or make inappropriate decisions.

At the end of each year

Review performance

We review corporate performance mid-year and at the end of the year. The board and/or the compensation committee assesses the performance of the named executives throughout the year during specific business reviews and board committee meetings.

The Chairman and CEO completes a review of each named executive’s individual performance against corporate and personal objectives and against targets.

Look at competitive positioning

The independent consultant prepares a comprehensive report that includes:

• market salary forecasts from six consulting firms

• estimated compensation paid by our peers in the current year

• a comparison of each named executive’s compensation in the previous year against the peer estimates, to determine the market position of the executive’s:
• base salary
• total cash compensation
• total direct compensation
• pay mix

• a comparison against the secondary comparator group.

Review past compensation	We review historical pay for performance for the named executives for the previous three years.
Awards

The CEO reviews proposed compensation for each named executive using our pay for performance protocol, and recommends their annual bonuses, long-term incentive awards and the following year’s salary.

We review each executive’s annual performance, competitive positioning, past compensation and the recommendations from the CEO, and discuss total compensation based on performance, market practice and board-approved compensation philosophy, consulting with our independent consultant.

We then recommend CEO compensation and compensation for other named executives. The board has final approval unless authority has been delegated.

Components

The executive compensation program includes short-term and long-term compensation, and a benefits and perquisites package.

We have introduced performance share units (PSUs) in 2015 as part of our long-term compensation to increase the focus on deferred compensation and performance-based vesting (see below).

The table below explains how each element supports our compensation philosophy. We assess each element separately, and together these are considered total compensation. Short-term and long-term compensation make up each executive’s total direct compensation.

Short-term compensation	Awarded based on performance, the executive’s position in the company, and relative to our peer group.
Base salary

Forms the basis for attracting, comparing and remaining competitive with our peer groups. Fixed, and used to determine other elements of compensation and benefits.

Established at the beginning of the year based on compensation surveys at the end of the previous year.

Annual cash bonus

Links pay to individual and corporate achievements.

Variable, and paid in cash at the end of the year based on the previous year’s performance. Bonuses are not paid unless a threshold level of performance is achieved.

Long-term compensation

Designed to motivate, attract and retain executives. Links pay to long-term performance and promotes equity ownership.

Awarded at the end of the year based on the previous year’s performance, the executive’s potential to contribute to our future success, and the executive’s position in the company.

Ultimate value is based on our share price over time.

RSUs	When RSUs vest, they can be exchanged for Yamana common shares or cash.
Stock options	Options give the holder the right to buy Yamana common shares at a pre-determined price.
PSUs (new for 2015) (see page 61)	PSUs vest at the end of three years based on performance criteria, and are paid out in cash based on the price of Yamana common shares.
DSUs (see page 39)	The Chairman and CEO may receive part of his long-term compensation in the form of DSUs, based on performance. They are paid out in cash only when he leaves the company.
Other compensation	Awarded based on the executive’s position in the company and relative to our peers.
Pension, benefits and perquisites (see page 85 for information about our pension plan)

Designed to be competitive overall with equivalent positions, to promote greater executive satisfaction, and to manage program and administrative costs.

Includes a defined contribution pension plan, introduced in 2009, supplementary life, medical, dental and disability insurance, and a taxable cash allowance for specific perquisites.

Base salary

Base salaries take into consideration each executive’s responsibilities, experience and past performance. They also reflect what our peers are paying for similar positions in the highly competitive environment we operate in.

Annual cash bonus

The annual cash bonus is awarded based on both corporate and individual performance, using the same measures we use in our pay for performance assessment (see page 53).

We develop corporate objectives that support our corporate strategy and they vary from year to year. They align with the corporate objectives published in our annual report. We also track our performance by four performance indicators against our peer group, consisting of direct competitors who share the same economic and business challenges. See page 70 for more about how we analyse our relative performance.

Individual performance is measured against individual objectives set at the beginning of the year. These include goals that support the corporate objectives, along with successful performance and accomplishments within their department or area of responsibility, and demonstrated leadership and commitment to Yamana.

Long-term incentives

The table below is a summary of our policies for awarding long-term incentives and their vesting terms, as set out in the plan documents and in our policy on equity-based compensation.

The long-term incentive may be allocated to RSUs, PSUs, stock options or all three, at the board’s discretion.

We started granting stock option awards again in 2013, for the first time since 2009, because they are an important component of incentive compensation in our industry and they drive strong future performance.

PSUs have performance-based vesting and reinforce the link between corporate performance and compensation.

See Termination and double trigger change of control for more information about long-term incentives.

Long-term incentives
Performance share units (PSUs)
	Restricted share units (RSUs)	Stock options	(new for 2015)
Who is eligible	Full-time employees, executive officers and eligible contractors of Yamana or an affiliate.	Employees, executive officers, directors and consultants of Yamana or an affiliate. The board’s policy is not to award stock options to non-executive directors.	Employees who are members of senior management of Yamana or an affiliate.
Award	Each RSU can be exchanged for one Yamana common share, or for cash. Awards can also include additional RSUs as dividend equivalents (these have not been granted to date).

Each option gives the holder the right to buy one Yamana common share.

Awards can also include stock appreciation rights that allow the holder to terminate options in exchange for common shares. Their value is the difference between the fair value of the share and the option price per share.

Each PSU is paid out in cash at the end of three years.

The payout value is based on how well we performed against performance criteria set at the time of grant and the five-day weighted average price of a Yamana common share at the end of the vesting period.

Long-term incentives
Performance share units (PSUs)
	Restricted share units (RSUs)	Stock options	(new for 2015)
Basis for award	The board grants RSUs at its discretion based on established performance criteria set out prior to grant.

The board grants options at its discretion based on established performance criteria set out prior to grant.

On December 16, 2010 we changed the share incentive plan to limit any option grants to a non-executive director to $100,000 per year and require shareholder approval to increase this limit.

The board grants PSUs at its discretion with specific performance criteria at time of grant.

Considers the executive’s contribution or potential future contribution to Yamana’s success, or other factors as the board or compensation committee deems appropriate.

Vesting	Vest in thirds. Vesting schedule is determined by the board, in consultation with the compensation committee.	Vest in thirds: • 1/3 on the grant date • 1/3 on the first anniversary date • 1/3 on the second anniversary date.	Vest at the end of three years. The performance period is from January 1 to December 31 and begins in the year the award is granted.
Exercise

For each RSU that vests, the participant is issued:

• a Yamana common share, or

• cash (at Yamana’s option) calculated using the market value of Yamana common shares on the vesting date.

Market value is based on a formula using the price of a Yamana common share over the five trading days immediately before the vesting date.

Options can be exercised after they vest.

The exercise price must be equal to or lower than the closing price of Yamana common shares on the TSX on the trading day immediately before the grant.

We have not re-priced any option awards, and we do not provide financial assistance to participants to buy common shares under the plan.

Options have a term of up to 10 years as determined by the board, and the options expire at the end of the term. If the expiry date falls in a trading blackout period set by Yamana, the date is extended to the 10th day after the end of the blackout period.

Cash payout within 90 days after the end of the vesting period. (Certain US participants receive their payout on the 91st day for tax purposes.)

Withholding taxes and any other deductions required by law apply.

Transferability	Cannot be transferred or assigned, except to an estate, and do not confer rights as a Yamana shareholder until the units vest and Yamana common shares are issued to the participant.	Cannot be transferred or assigned, except to an estate, and do not confer rights as a Yamana shareholder until the options are exercised.	Cannot be transferred or assigned, except to an estate, and do not confer rights as a Yamana shareholder.

Restricted share units

Restricted share units are awarded under our restricted share unit plan, introduced in 2008.

The board administers the plan in consultation with the compensation committee. We or the board can change or discontinue the plan at any time, as long as discontinuing it does not reduce a participant’s rights under the RSUs already granted.

We or the board can make the following amendments to the plan as long as we receive shareholder and regulatory approval:

•                  change the number of securities that can be issued under the plan

•                  change the definition of ‘participant’, when it narrows, broadens or increases the participation of insiders

•                  make a change that could significantly or unreasonably dilute our outstanding securities or provide additional benefits to participants, at our expense or the expense of our existing shareholders

•                  change the non-assignability clause in section 5.03 of the plan, when it allows RSUs, or any other right or interest of a participant under the plan, to be assigned or transferred, except to an estate.

The board can make any other changes to the plan without shareholder approval, as long as we receive the required regulatory approval, including, among others:

•                  housekeeping changes

•                 adding or changing the vesting provisions of an RSU or the plan

•                  changing the termination provisions of an RSU or the plan

•                  making a change to comply with securities laws

•                  making a change to ensure the RSUs granted under the plan comply with income tax and other laws in force in the country or jurisdiction the participant receiving the RSUs is a resident or citizen of.

Stock options

Options to buy Yamana common shares are awarded under our share incentive plan, introduced in 2004 and subsequently amended. You can find a copy of the plan on SEDAR (www.sedar.com). The board administers the plan in consultation with the compensation committee. Either the board or committee can change or terminate the plan at any time.

The policy of the board is to not issue stock options to non-executive directors.

The board can make the following amendments to the plan, as long as it receives both shareholder and regulatory approval:

•                  change the number of securities that can be issued under the plan

•                  change the definition of ‘participant’, when it narrows, broadens or increases the participation of insiders

•                  add any form of financial assistance

•                  change a financial assistance provision to make it more favourable to participants

•                  add a cashless exercise feature, payable in cash or securities, as long as it does not allow a deduction of the number of underlying securities from the plan reserve

•                  add DSUs or RSUs or any other award vehicle that results in participants receiving securities when no cash is paid to the company

•                  make a change that could significantly or unreasonably dilute our outstanding securities or provide additional benefits to participants, especially to insiders, at our expense or the expense of our existing shareholders.

The board can make any other changes to the plan without shareholder approval, as long as it receives the required regulatory approval, including, among others:

•                  housekeeping changes

•                  changing or adding to the vesting provisions of an option or the plan

•                  changing the termination provisions of an option or the plan, as long as it doesn’t extend it beyond the original expiry date

•                  adding a cashless exercise feature, payable in cash or securities, that allows deduction of the number of underlying securities from the plan reserve.

Changes in 2010

On December 16, 2010, we changed the share incentive plan to:

•                  limit any option grants to a non-executive director to $100,000 per year

•                  require shareholder approval to increase this limit

•                  apply new withholding tax requirements when stock options are exercised.

These changes did not require shareholder approval.

Other options to acquire Yamana common shares

Yamana assumed obligations for options as part of several business acquisitions, one of which had options outstanding as of December 31, 2014. The outstanding options are governed by the original stock option plan and no additional options can be granted under the plan.

Acquisition	Options assumed under the acquired company’s stock option plan	Options outstanding (as of December 31, 2014) Each option can be exercised to acquire one Yamana common share
Extorre Gold Mines Limited	1,155,752	237,476

Performance share units (new for 2015)

Performance share units are awarded under our performance share unit plan, which was adopted in January 2015. The board administers the plan in consultation with the compensation committee.

The award is a bonus for services in the year the award is granted. The award is at the board’s discretion. PSUs vest three years from the day they are granted, and earn dividend equivalents at the same rate as dividends paid on our common shares.

The number of units that vest is based on our performance against metrics that are tied to our strategic priorities. Performance is measured over three years, from January 1 to December 31, beginning in the year the award is granted, unless the board or compensation committee determines otherwise (see below for details).

We calculate the cash payout by multiplying the number of PSUs that vest by the market value of a Yamana common share (their weighted average trading price on the TSX for the five consecutive trading days before the last day of the performance period).

The cash is paid out within 90 days of the end of the performance period and after deducting withholding taxes and any other deductions. (Certain US participants receive their payout on the 91st day for tax purposes.)

How we calculate the PSU performance multiplier

We calculate the PSU performance multiplier for each year (on the last day of each year) and a three-year average (on the last day of the three-year period). Each of these multipliers has a weighting of 25%.

The performance multiplier for each period depends on our performance against three equally weighted metrics that are tied to our strategic priorities.

Performance for each metric is assessed against threshold, target and superior performance targets. A metric’s performance will be zero if performance is below the minimum threshold.

Each performance multiplier is capped at 200% for superior performance and at 100% if our absolute TSR for the period is negative.

1Non-GAAP measure. See Appendix B beginning on page 96 for more information.

Pension, benefits and perquisites

The named executives participate in our executive employee benefit program, which includes life, medical, dental and disability insurance and a taxable cash allowance to fund select perquisites.

The benefit program is designed to be competitive with equivalent positions at similar companies in Canada and the US.

You can find a detailed discussion of the executives’ retirement benefits starting on page 85.

2014 performance and compensation

2014 continued to be a very difficult year in the mining industry mainly due to external economic factors and market volatility having a negative impact on the price of gold. The spot gold price declined 10 percent in 2014, causing many mining companies to experience significant declines in their share price.

Our share price was impacted by these industry wide challenges as well as some company specific challenges. Difficulties with certain non-core development projects resulted in additional downward pressure on our share price. Solutions and plans to reclaim lost value relating to these non-core assets were implemented during the year and the benefits from executing on these plans are expected to begin in 2015.

In 2014, our focus continued to be ensuring a balance between production, costs and margin reclamation, and the generation of cash flow. Consistent with this approach, we focused on our primary portfolio of cornerstone assets as these operations have the potential to most significantly contribute to production and cash flow.

We set out a series of goals for 2014 that reflect our stated approach to a balance of production, costs and generating cash flow, and we made steady progress on all of these goals, despite the downward pressure on our share price.

Throughout the year, we continued the trend of sequential quarter-over-quarter increases in production. The cumulative result of these quarterly production increases was a 17 percent increase in annual production compared to 2013, a record of $1.4 million gold equivalent ounces (GEO). Record annual production also includes back-to-back quarterly production records in the third and fourth quarters. Growth in production was delivered at all-in sustaining cash costs of $807 per GEO, well below guidance of $825 to $875 per GEO. In addition, we generated $0.79 per share of cash flow for the year, reflecting our ability to generate cash flow consistent with the $0.20 per share baseline we established in 2013. These operational achievements demonstrate the benefit of our focus on cornerstone assets as we have stabilized production, costs and cash flow, providing a solid base for future growth.

In June 2014, we completed the acquisition of 100 percent of the issued and outstanding shares of Osisko Mining Corporation (the Osisko acquisition) with Agnico-Eagle Mines Limited. Through the joint acquisition, we add another cornerstone asset to our portfolio, realize increased production and cash flow, and establish a presence in Canada.

At our Cerro Moro project, we delivered an updated feasibility study and progressed detailed engineering work during the year. With the announcement of our year-end results, we also announced our decision to proceed with construction at Cerro Moro. Construction is expected to begin in the second half of 2015 and the current plan envisions a single stage plant construction, an increase in expected throughput and payback within three years.

In 2014, we also made significant changes to the structure and strength of our management to ensure alignment with our portfolio. We created the role of Executive Vice President of Enterprise Strategy to better integrate operations, exploration and technical services. We created Northern and Southern operating units with Senior Vice Presidents providing oversight and reporting directly to the Chief Executive Officer. Finally, we strengthened and improved the capacity of our technical services group to better reflect our project pipeline. As part of our efforts to streamline management, we were able to reduce our overhead costs and general and administrative expenses by $8 million compared to 2013.

Our relative performance compared to our gold mining peers ranged from top quartile to second quartile for our three operational measures (see pages 70 and 71).

In 2014, we transitioned the company and are well positioned to deliver on our plans in future years.  Beginning in 2015, we plan to refocus on growth by building on our current, stable production base through expansions and optimizations at existing operations, beginning construction on our Cerro Moro project, and advancing our portfolio of exploration properties.

Absolute performance

This section includes highlights of our absolute performance this year. You will find more details in our management’s discussion and analysis (MD&A). Some of our measures are not calculated according to generally accepted accounting principles (GAAP). See Appendix B beginning on page 96 for details and for information about how we calculate GEO.

Operational targets

Increase production to 1.4 million GEO	☒ - achieved

Production from existing assets was stable and reliable in 2014

We had record production of approximately 1.4 million GEO this year, representing a 17 percent increase from 2013.

We achieved record quarterly production in the fourth quarter of 2014 of 405,615 GEO, a further increase from the record established in the third quarter.

Financial targets

Emphasize cost containment and margin preservation	☒ achieved

In 2014, we succeeded in reducing our average all-in sustaining costs to $807 per GEO for the year, and $899 per GEO on a co-product basis.

Deliver strong financial results and generate free cash flow	☒ - achieved

Continued volatility in metal prices had a significant effect on our 2014 results as we focused on preserving margins and generating cash flow through a balance of production growth and cost containment:

•                 revenue remained constant at $1.8 billion compared to 2013 as the higher volume of sales of gold and silver was offset by lower metal prices

•                  we generated average cash flow per share of $0.20 per quarter, consistent with the quarterly baseline established in 2013 after the precipitous drop in the price of gold

•                  all-in sustaining costs were $807 per GEO on a by-product basis, lower than 2013 and well below guidance. Our costs are among the lowest of our peers.

•                  we paid $142.9 million in dividends, a 27 percent decrease from 2013, reflecting the implementation of our debt reduction initiative.

We began reporting all-in sustaining costs in 2013. This represents total sustaining expenditures of producing gold equivalent ounces from current operations, based on by-product and co-product costs, sustaining capital, corporate general and administrative expenses, and exploration expenses.

Our all-in sustaining cash costs per GEO continued to improve in 2014.

Our performance at Jacobina is a good example of our focus on balancing production growth and cost containment. We were able to reduce cash costs quarter-over-quarter throughout 2014, which resulted in a reduction in cash costs of approximately $100 per ounce compared to 2013. This lower level of cash costs reflects our focus on quality of production. Now that costs are stabilized at a lower level, we are able to return our focus to production growth at Jacobina beginning in 2015.

Osisko acquisition

• Diversify operations by adding a high quality, high margin cornerstone asset	☒ - achieved

Mine development goals

• Complete initial development and production start-up of Corpo Sul at Chapada	☒ - achieved
• Complete commissioning at Pilar

Business development goals

Advance Cerro Moro	☒- achieved
• Update original feasibility study
• Advance detailed engineering work and develop a plan to construct a single stage plant and increase throughout
• Announce our formal decision to proceed with Cerro Moro before year-end

Exploration targets

Continue effective exploration program	☒- achieved
• Increase mineral resources
• Accelerate the development of new discoveries
• Identify new discoveries and targets at cornerstone operations

Risk mitigation initiatives

Implement more rigorous processes for:	☒- achieved
• Budgeting
• Capital allocation
• Contract negotiations

Brio Gold Inc.

• Segregate non-core assets	☒- achieved
• Improve prospects for certain underperforming assets that have yet to reach their potential
• Hire a new management team to manage and improve assets and evaluate various strategic alternatives for Brio
• Allow existing Yamana management to focus on cornerstone assets portfolio, while providing oversight and direction to new Brio management

One of Yamana’s strengths is our ability to generate value from our existing properties and make new discoveries. Our approach continues to be finding new ounces at our existing mines, which can more quickly convert to cash flow. We use a conservative gold price in our estimates (one that is lower than our peers), so our results represent the success of our exploration rather than higher metal prices.

Measured and indicated mineral resources increased by 32 percent for gold and 25 percent for silver, mainly because of the additions from our 50 percent acquisition of Osisko Mining Corporation, infill drilling at Gualcamayo (gold) and infill programs at Cerro Moro (silver) and El Peñón (silver). Inferred mineral resources increased by 6 percent for gold and 10 percent for silver from 2013.

See Appendix C beginning on page 100 for details and information about grades and tonnes for mineral reserves and resources as at December 31, 2014.

This is our eighth consecutive year of increasing mineral resources.

We continue to focus on finding higher quality ounces at our existing operations, because they convert more quickly to ounces that contribute to production and cash flow.

The peer group we use here does not include all of the companies in our peer group because information was either not available or not comparable. The gold mining peers that have been included for this purpose are:

•            Agnico-Eagle

•            AngloGold Ashanti

•            Barrick

•            Centerra

•            Eldorado

•            Goldcorp

•            IAMGOLD

•            Kinross

•            Newmont

•            New Gold

Randgold is not included because 2014 data is not yet available. Gold Fields is not included because it is listed on a different stock exchange and their reserve disclosure is different from the rest of the peer group.

Information about our peers is from publicly available sources. Yamana makes no representation as to the reliability of the information published.

Corporate responsibility

Uphold best practices and international standards in corporate social responsibility	☒- achieved

At Yamana, corporate social responsibility is a cardinal component of how we operate. Our objective is to meet our corporate social responsibility goals, ensuring that health and safety always come first and safeguarding our environment and community relationships.

Highlights of our 2014 corporate social responsibility program:

•                  Implemented Human Track, a personalized digital identification system, at Jacobina, El Peñón and Mercedes, to improve our ability to locate local employees in the underground mines at these locations in the event of an emergency

•                  Decreased our Lost Time Injury rate to approximately 25 percent below our target rate by continually emphasizing employee safety

•                  Achieved certification of full compliance at Mercedes with the International Cyanide Management Code

•                 Reduced our diesel and electricity consumption per ounce across our portfolio by implementing new technologies, modernizing controls and improving management

•                  Increased purchases from local suppliers (within 100 kilometres of our operations)

•                  Developed and implemented a Human Rights Code

You will find full details of our 2014 corporate social responsibility program in the 2014 sustainability report, which will be published in 2015.

Relative performance

We reviewed our relative performance against our peer group for each quarter, and for one, three and five years.

Quartile	What it shows relative to peer group
Top	75th to 100th percentile
Second	50th to 74th percentile
Third	25th to 49th percentile
Bottom	Below 25th percentile

We achieved 2014 performance ranging from the bottom quartile to the top quartile relative to our peers in our five relative performance measures, however we continue to be a top performer over three and five years on all three operational measures.

The compensation committee and the board of directors use these measures as a guideline when evaluating compensation, looking at moderate or short-term, intermediate and longer-term performance. All five measures are considered together — no individual measure is used on its own — and they are reviewed in conjunction with our absolute measures, which track our operational results.

Measure	What it means	2014 results relative to our peers

Production growth per share (gold ounces)

Measures the amount production has increased in the year.

Calculated as follows:

• production growth

   divided by

• weighted average number of common shares outstanding

Production growth is calculated as follows:

• ending gold equivalent ounces per share minus the previous gold equivalent ounces per share divided by

• previous gold equivalent ounces per share

Second quartile

Cash cost per gold ounce

Measures the cost-effectiveness of our operations.

Calculated as follows:

• total cash costs
divided by
• gold ounces produced

Includes all direct and indirect operating cash costs related directly to the physical activities of producing metals, less all by-product revenue.

Costs include mining, processing and other plant costs, the cost of third-party refining and marketing, on-site general and administrative costs, royalties and mine production taxes.

Top quartile

Strength in cash flow Cash flow measures are applied most often to North American gold only peers

Aggregate cash flow

Determined as:

The ability to generate cash to finance the business while considering the following:

•     Efforts to maximize cash flow

•     Mitigate risk to cash flow

•     Determine the sustainability of cash flow.

	Cash flow / revenue Measures the financial efficiency in the generation of that cash flow. Calculated as follows: • operating cash flow divided by • revenue	North American gold peers - Second quartile All peers — Top quartile

(Average share price/Cash flow per share) / revenue per share

Measures the financial efficiency of cash flow as compared to share price such that the lower the ratio, the less the share price is reflecting that efficiency and over time, the share price should improve to reflect that efficiency.

Calculated as follows:

• average share price divided by operating cash flow per share divided by

• revenue per share

North American gold peers - Top quartile All peers — Top quartile

Average share price / cash flow per share

The trend measures the value the stock market places on the sustainability of cash flow per share and as such, the opportunity for increasing share price.

Calculated as follows:
• average share price
  divided by

• operating cash flow per share

North American gold peers - Top quartile All peers — Second quartile

Total shareholder return (see page 48 for more about share performance)

The appreciation in our share price assuming dividends are reinvested, to show total return to the shareholder.

Calculated as follows:

• ending share price less beginning share price plus
   dividends paid

  divided by

• beginning share price

Bottom quartile

Comparative risk mitigation and successes	Measures our ability to balance growth, spending and sustainability while continuing to enhance value.	Among the most successful of our peers

2014 compensation decisions

The table below is a summary of total direct compensation for our named executives for 2014.

Base salary

Base salaries did not increase in 2014.

Incentive awards

The annual cash bonus and long-term incentive awards all decreased this year, based on our analysis of:

•                  our performance against the absolute and relative performance measures

•                  our analysis of past compensation relative to our peers

•                  our estimate of peer compensation for 2014.

Long-term incentive awards typically include DSUs/RSUs and stock options, and beginning in 2015 will include PSUs. Stock options provide leverage, especially during a down market, and hold executives accountable for share price over the longer term and can provide a significant payout for strong performance. Stock option awards are widely used among global mining companies, and a majority of companies in our peer group grant stock options as part of their long-term incentive. The board did not grant stock option awards to the named executives in 2014.

The board awarded 303,473 DSUs to the Chairman and CEO and 325,859 RSUs to the other named executives, which together represented approximately 0.071 percent of the total number of common shares outstanding on December 31, 2014.

You can find a full three-year history of total compensation (including pension and other compensation) in the Summary compensation table on page 76.

			Long-term incentive
Named executive	2014 salary ($)	Annual cash bonus ($)	RSUs/DSUs awarded (#)	Value of RSU/DSU award ($)	Options awarded (#)	Value of option award ($)	Total direct compensation ($)	Variable compensation as a % of total
Peter Marrone Chairman and Chief Executive Officer	1,297,290	1,540,000	303,473	2,171,228	—	—	5,008,518	74
Charles Main Executive Vice President, Finance and Chief Financial Officer	448,416	512,000	100,895	721,863	—	—	1,682,279	73
Ludovico Costa President and Chief Operating Officer	466,810	369,000	100,895	721,863	—	—	1,557,673	70
Greg McKnight Senior Vice President, Business Development	377,696	512,000	72,833	521,091	—	—	1,410,787	73
Sofia Tsakos Senior Vice President, General Counsel and Corporate Secretary	288,354	260,000	51,236	366,573	—	—	914,927	68

Chairman and CEO compensation review

Under Peter Marrone’s strong leadership and direction, Yamana has made progress over the years and grown into a dependable million-ounce-plus producer. Despite the market challenges of the past year, our 2014 results kept us on track to achieve our long-term goals.

•             Focus on cash flow

•             Maintaining and increasing cash flow

•             Focus on opportunities to mitigate risk to cash flow

•             Focus on quality production

•             Contained cost structure

•             Focus on quality of mineral resources

In 2014 we transitioned the company and are well positioned to deliver on our plans in future years.

•             We acquired a high quality asset as part of executing on structuring our North American platform

•             We segregated struggling non-core assets to improve their prospects of reaching their potential

•             We streamlined management to provide better focus and technical capabilities for our cornerstone operations

These are significant measures of successful leadership and direction while dealing with our challenges. The benefits from executing on these plans had not been realized by end of year, however are expected to begin in 2015.

The table below shows his total direct compensation this year and for the previous two years (not including pension and other compensation).

			Long-term incentives		Total direct
	Salary ($)	Annual cash bonus ($)	DSUs ($)	Options ($)	compensation ($)
2014	1,297,290	1,540,000	2,171,228	—	5,008,518
2013	1,476,606	3,133,867	3,901,968	1,097,171	9,609,612
2012	1,451,939	3,857,870	5,849,327	—	11,159,136

Mr. Marrone’s 2014 pay mix has a higher weighting on long-term incentives and reduced weighting on the annual bonus, reflecting the committee’s belief in the importance of a long-term approach to compensation.

Share ownership

The CEO is required to hold Yamana common shares, DSUs and/or RSUs equal to at least three times his annual base salary within three years of assuming the position and to maintain this level of ownership throughout his tenure.

The table below shows Mr. Marrone’s holdings as of December 31, 2014.

Year	Market value of common shares ($)	Market value of DSUs ($)	Total market value of common shares and DSUs ($)	Total book value of common shares and DSUs ($)	Share ownership requirements ($)	Shareholding requirements met / as a multiple of base salary
2014	2,307,845	11,004,480	13,312,325	45,137,650	3,891,870	yes / 34.8x

The market value of common shares and DSUs is calculated as follows:

	Common shares (#)	DSUs (#)	Year-end closing price on the TSX	Date	US price / exchange rate
2014	570,856	2,712,661	Cdn$4.69	Dec.31, 2014	$4.04 / Cdn$1.1601 = $1.00
2013	688,279	2,353,312	Cdn$9.16	Dec. 31, 2013	$8.61 / Cdn$1.0636 = $1.00
2012	820,279	1,808,048	Cdn$17.11	Dec. 31, 2012	$17.20 / Cdn$0.9949 = $1.00

2014 COMPENSATION DETAILS

Summary compensation table

The table below shows the compensation paid to our five named executives for the financial years ended December 31, 2014, 2013 and 2012. All amounts are in US dollars.

In the table below, the amounts paid have been converted to US dollars using the following exchange rates:

•                  Cdn$1.1601 = $1.00 (December 31, 2014)

•                  Cdn$1.0636 = $1.00 (December 31, 2013)

•                  Cdn$0.9949 = $1.00 (December 31, 2012)

Name and principal position	Year	Salary ($)	Share- based awards ($)	Option- based awards ($)	Annual incentive plans ($)	Pension value ($)	All other compensation ($)	Total compensation ($)
Peter Marrone Chairman and Chief Executive Officer	2014	1,297,290	2,171,228	—	1,540,000	607,752	152,104	5,768,373
	2013	1,476,606	3,901,968	1,097,171	3,133,867	647,716	134,840	10,392,168
	2012	1,451,939	5,849,327	—	3,857,870	777,141	142,214	12,078,491
Charles Main Executive Vice President, Finance and Chief Financial Officer	2014	448,416	721,863	—	512,000	136,751	56,097	1,875,127
	2013	451,217	1,149,914	395,668	900,000	265,397	46,695	3,208,891
	2012	460,521	2,259,476	—	1,316,000	354,971	46,991	4,437,959
Ludovico Costa President and Chief Operating Officer	2014	466,810	721,863	—	512,000	138,088	51,040	1,889,802
	2013	483,537	1,194,883	395,668	1,025,000	293,533	48,552	3,441,173
	2012	542,258	2,405,215	—	1,401,500	426,288	52,649	4,827,910
Greg McKnight Senior Vice President, Business Development	2014	377,696	521,091	—	369,000	106,407	45,754	1,419,948
	2013	380,055	756,997	276,968	700,000	212,458	39,579	2,366,057
	2012	387,892	1,810,641	—	1,050,000	287,098	40,013	3,575,644
Sofia Tsakos Senior Vice President, General Counsel and Corporate Secretary	2014	288,354	366,573	—	260,000	77,013	34,881	1,026,821
	2013	299,767	536,607	158,268	500,000	153,753	29,826	1,678,221
	2012	306,022	1,110,372	—	645,000	186,174	29,808	2,277,376

Notes

Share-based awards

Represents the long-term incentive award consisting of DSUs for Mr. Marrone and RSUs for the other named executives:

•        2014:  granted at a value of Cdn$8.30 on June 11, 2014, and Cdn$4.64 on December 19, 2014

•        2013:  granted at a value of Cdn$11.11 on June 12, 2013, and Cdn$9.54 on December 11, 2013

•        2012:  granted at a value of Cdn$16.57 on June 13, 2012, and Cdn$17.37 on December 12, 2012.

Option-based awards were granted to Peter Marrone, Charles Main, Ludovico Costa, Greg McKnight and Sofia Tsakos on December 11, 2013 at a price of Cdn$9.54 ($8.97) per share. They vest one-third on the grant date, one-third on December 11, 2014 and one-third on December 11, 2015, and expire on December 11, 2020. The value of the awards has been calculated using the Black-Scholes option pricing model and calculated under Canadian GAAP.

All other compensation for Mr. Marrone in 2012, 2013 and 2014 includes perquisites and does not include the value of the 149,798 DSUs granted as dividend equivalents. DSUs are paid out in cash when Mr. Marrone retires as Chairman and CEO or when his employment is terminated.

About DSUs and RSUs

Although DSUs vest in full immediately, the holder does not realize the cash value until they retire or resign (or leave the company), aligning the holder’s long-term interests and our share performance with the interests of our shareholders.

RSUs are granted at one price but the holder does not realize the cash value until the units vest, aligning their long-term interests and our share performance with the interests of our shareholders.

2014 Supplemental bonus

In 2013, the board of directors initiated an 18-month strategy to establish a new North American platform, and committed that it would review compensation if management succeeded in implementing the strategy within that timeframe.

On June 16, 2014, we completed the acquisition of 100% of the issued and outstanding shares of Osisko Mining Corporation (the Osisko acquisition) with Agnico-Eagle Mines Limited.

The joint acquisition adds another cornerstone asset to our portfolio and allows us to quickly establish a presence in Canada with Canadian Malartic. The acquisition brings three key benefits:

•        a 39 percent increase in sustainable production while maintaining all-in sustaining costs

•        a significant growth in reserves and resources

•        increased cash flow.

The board granted a special one-time bonus to the named executives who contributed to the transaction, to recognize their efforts in successfully completing the Osisko acquisition and advancing the North American strategy, particularly in light of the competitive nature of the transaction. The total cash bonus represents 0.3 percent of the transaction price. The board believes the award is fair and is aligned with the goal of increasing value for shareholders.

The table below shows the special cash bonus awarded in June 2014.

Amount ($)
Peter Marrone Chairman and Chief Executive Officer	2,700,000
Charles Main Executive Vice President, Finance and Chief Financial Officer	150,000
Greg McKnight Senior Vice President, Business Development	600,000
Sofia Tsakos Senior Vice President, General Counsel and Corporate Secretary	450,000

Osisko PSU plan

The board believes it is important to align future compensation with performance of the new acquisition, and created the Osisko PSU plan, a share-based incentive plan tied directly to the performance of the Osisko assets. The table below shows the performance share units granted under the Osisko PSU plan.

Osisko PSUs awarded (#)
Peter Marrone Chairman and Chief Executive Officer	450,000
Charles Main Executive Vice President, Finance and Chief Financial Officer	45,000
Greg McKnight Senior Vice President, Business Development	175,000
Sofia Tsakos Senior Vice President, General Counsel and Corporate Secretary	130,000

The Osisko PSU plan operates on substantially the same terms as the PSU plan, except as noted below (see page 61 for information about the PSU plan).

The performance period is from June 16, 2014 (the date we completed the Osisko acquisition) to June 30, 2017. Performance is calculated on the last day of the period.

The ultimate value of the Osisko PSUs depends on our performance against absolute and relative performance measures that are tied to the success of the Osisko acquisition.

Each measure is given a weighting of 25%. Performance is assessed against threshold, target and superior performance targets. A metric’s performance will be zero if performance is below the minimum threshold.

The performance multiplier is capped at 200% for superior performance (maximum 300% for the Chairman and CEO if our absolute TSR is exceptional and all other performance metrics are superior).

1 Non-GAAP measure. See Appendix B beginning on page 96 for more information.

2 If the performance factor for absolute or relative TSR falls below 74%, we must also exceed one of the following two baselines (calculated as of June 30, 2017) by at least 10%, or the payout for the measure will be zero:

• $1.5 billion increase in Osisko net asset value (NAV)

• 6.7% increase in the cash return on investment in Canadian Malartic.

The board set a threshold price of Cdn$10.21 per share as a minimum threshold for calculating absolute TSR performance for the PSU payout. This represents a premium to the price at which the Osisko transaction was completed and a significant premium on our share price at December 31, 2014.

The graph below shows you how much our share price would have to increase from December 31, 2014 to reach our performance goal for the absolute TSR performance metric. It assumes none of the other PSU metrics reach threshold performance.

In light of the significant operational performance hurdles, such as return on investment on average annual operating cash flows of Canadian Malartic and increase in the net asset value of the Osisko transaction, and performance hurdles for absolute TSR, the units had no value as at December 31, 2014, although they could have significant value in the future based on strong performance.

Incentive plan awards

Outstanding share-based and option-based awards

The table below shows the outstanding incentive plan awards for each named executive as of December 31, 2014. All amounts are in US dollars and have been converted from Canadian dollars based on the noon exchange rate of Cdn$1.00 = $0.8620 reported by the Bank of Canada on December 31, 2014.

	Option-based awards				Share-based awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)	Market or payout value of share- based awards not paid out or distributed ($)
Peter Marrone	462,291	8.22	December 11, 2020	—	—	—	11,004,480
Charles Main	166,714	8.22	December 11, 2020	—	224,767	908,684	—
Ludovico Costa	166,714	8.22	December 11, 2020	—	229,692	928,594	—
Greg McKnight	116,700	8.22	December 11, 2020	—	160,241	647,819	—
Sofia Tsakos	66,686	8.22	December 11, 2020	—	109,696	443,477	—

Notes

Option-based awards

•            Options that were granted on December 11, 2013 at a price of Cdn$9.54 ($8.22) per share, vest one-third on grant date, one-third on December 11, 2014 and one-third on December 11, 2015, and expire on December 11, 2020.

•            Value of unexercised in-the-money options is based on the difference between the option exercise price and the market price of Yamana common shares of Cdn$4.69 ($4.04) on the TSX on December 31, 2014.

Share-based awards

•            Represents DSUs for Mr. Marrone and RSUs for the other named executives.

•            Market or payout value of share-based awards has been calculated using the market price of Yamana common shares of Cdn$4.69 ($4.04) on the TSX on December 31, 2014, and converted into US dollars using the exchange rate noted above.

•            See Long-term incentives on page 58 for details about calculating market value.

Value vested or earned in 2014

The table below shows the value on payout or vesting of incentive awards for the year ended
December 31, 2014. All amounts are in US dollars and have been converted from Canadian dollars based on the noon exchange rate of Cdn$1.00 = $0.8620 reported by the Bank of Canada on December 31, 2014.

Name	Option-based awards — Value vested during the year ($)	Share-based awards — Value vested or earned during the year ($)	Non-equity incentive plan compensation — Value earned during the year ($)
Peter Marrone	—	—	1,540,000
Charles Main	—	798,835	512,000
Ludovico Costa	—	863,677	512,000
Greg McKnight	—	592,851	369,000
Sofia Tsakos	—	389,853	260,000

Notes

•            Option awards are the value of unexercised vested options on the vesting date, based on the difference between the option exercise price of Cdn$9.54 ($8.22) and the market price of Yamana common shares of Cdn$4.79 ($4.13) on the TSX on December 11, 2014.

•            Share-based awards

•        calculated by multiplying the number of RSUs vested by the market price of Yamana common shares on the vesting date and then converted into US dollars using the exchange rate noted above.

•        Mr. Marrone is the only named executive who holds DSUs. DSUs are paid out in cash only when Mr. Marrone retires from Yamana or his employment is terminated.

•            Non-equity incentive plan compensation is the annual cash bonus paid to each named executive. See the Summary compensation table on page 76 for more information.

Value of options exercised in 2014

The table below shows the options the named executives exercised in 2014. No stock options were exercised in 2014.

Name	Grant date	Exercise price	# of options exercised	Share price on date of exercise	Value realized
Peter Marrone	—	—	—	—	—
Charles Main	—	—	—	—	—
Ludovico Costa	—	—	—	—	—
Greg McKnight	—	—	—	—	—
Sofia Tsakos	—	—	—	—	—

EQUITY COMPENSATION PLAN INFORMATION

RSU plan

A total of 19,800,000 common shares are reserved for issue under the plan, representing approximately 2.1 percent of our total issued and outstanding common shares as of March 17, 2015.

Options (share incentive plan)

No more than 24,900,000 common shares may be issued for reserve under the Yamana share incentive plan, representing approximately 2.6 percent of our total issued and outstanding common shares as of March 17, 2015.

As of March 17, 2015, there were options to purchase 2,915,397 common shares outstanding and exercisable under all share incentive plans: 2,693,345 under the Yamana share incentive plan and 222,052 under the Extorre Gold Mines Limited plan. These represent approximately 0.31 percent of our total issued and outstanding common shares.

Outstanding options that are cancelled or terminated will be available to be re-granted under the Yamana share incentive plan only. The plan provides for a total maximum reserve of 5 percent of our issued and outstanding common shares that can be issued to any person. The maximum number of common shares that can be issued to insiders under either plan, or any other security-based compensation arrangement, is 10 percent of the total issued and outstanding common shares.

The table below shows the details of our Yamana equity compensation plans for the year ended December 31, 2014.

Securities authorized for issue under equity compensation plans

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (#)	Weighted-average exercise price of outstanding options, warrants and rights ($)	Number of securities remaining available for future issuance under equity compensation plans (#)
Equity compensation plans	1,570,017 (options)	Cdn$11.73 (options)	23,567,459 (options)
(approved by shareholders)	1,958,350 (RSUs)	Cdn$10.25 (RSUs)	17,841,650 (RSUs)
Equity compensation plans (not approved by shareholders)	—	—	—
Total	1,570,017 (options)		23,567,459 (options)
	1,958,350 (RSUs)		17,841,650 (RSUs)

Retirement benefits

We introduced a defined contribution pension plan for executives (executive pension plan) as of January 1, 2009 that is competitive with the market. The Chairman and CEO participates in the CEO pension plan.

Contributions under both plans are deposited into an individual retirement account for each participant. Participants decide how they want their contributions invested based on a range of investment choices (including Yamana shares) and the percentage they allocate to each. Account values change based on the contributions and performance of the underlying investments. Future benefits or income are not guaranteed.

Changes made to retirement benefits in 2011

On January 1, 2012, we notified participants of the executive plan that we would be reducing our contribution rates to 15 percent for senior vice presidents and above, including the CEO, and to 12 percent for vice presidents or equivalent positions. Special or one-time bonuses are not included. We also capped company contributions at $1 million for each executive, including the CEO.

Effective January 1, 2014, all executives receive a 15 percent contribution rate for pension. The following is a description of the plans.

2014 retirement benefits

Executive pension plan to the end of 2014

In 2014, Yamana contributed a percentage of each participant’s annual base salary and annual cash bonus to the executive pension plan as follows:

•                  president, executive and senior vice presidents or equivalent — 20 percent of annual base salary and annual cash bonus

•                  vice presidents or equivalent — 15 percent of annual base salary.

CEO pension plan

In 2014, Yamana contributed 15 percent of the CEO’s annual base salary and annual cash bonus to the CEO pension plan.

The plans are non-contributory and competitive with the market. They have two components:

•                  group registered retirement savings plan

•                  non-registered retirement savings plan.

Contributions are made first to the group plan up to the maximum amount allowed by the Canada Revenue Agency ($24,270 in 2014) for the Canadian executives. Any excess is directed to the non-registered retirement savings plan. For executives who participate outside Canada, all contributions are directed to the non-registered retirement savings plan. Contributions vest immediately.

The table below shows the value of each named executive’s retirement benefits under the defined contribution pension plan as of December 31, 2014.

Name	Accumulated value at start of year ($)	Compensatory ($)	Accumulated value at year end ($)
Peter Marrone	5,165,953	607,752	5,773,705
Charles Main	1,624,905	136,751	1,761,656
Ludovico Costa	2,124,367	138,088	2,262,455
Greg McKnight	1,563,843	106,407	1,670,250
Sofia Tsakos	852,877	77,013	929,890

Termination and double trigger change of control

Yamana has employment agreements with each named executive, either directly or through a subsidiary, that provide for payments if a named executive’s employment is terminated. The agreements include provisions for termination or other triggering event in a change of control situation and are described on the next page.

Name	Notice period	Severance on termination	Severance on double trigger change of control	Benefits	Stock options	DSUs/ RSUs
Peter Marrone	3 months	3 times annual salary and bonus	2 times highest annual salary and bonus	Comparable to current benefits for a period of three years or 0.25 times highest annual salary	Hold for balance of option term or receive cash for unexercised options based on formula (regardless of vesting)	n/a

Charles Main	90 days	2 times highest annual salary plus two-year average annual bonus	2 times sum of highest annual salary plus two-year average bonus	Comparable to current benefits until earlier of new employment and two years	Immediate vesting, exercisable for 24 months	Immediate vesting

Ludovico Costa	90 days	2 times highest annual salary plus two-year average annual bonus	2 times sum of highest annual salary plus two-year average bonus	Comparable to current benefits until earlier of new employment and two years	Immediate vesting, exercisable for 24 months	Immediate vesting

Greg McKnight	90 days	2 times highest annual salary plus two-year average annual bonus	2 times sum of highest annual salary plus two-year average bonus	Comparable to current benefits until earlier of new employment and two years	Immediate vesting, exercisable for 24 months	Immediate vesting

Sofia Tsakos	90 days	2 times highest annual salary plus two-year average annual bonus	2 times sum of highest annual salary plus two-year average bonus	Comparable to current benefits until earlier of new employment and two years	Immediate vesting, exercisable for 24 months	Immediate vesting

Notes

•             Stock options, DSUs and RSUs — See Long-term incentives on page 58 and Deferred share unit plan on page 39 for more information.

•             Severance on termination is paid on termination for any reason other than cause (not including a change of control).

•             Severance on double trigger change of control is paid on a change of control followed by a termination or other triggering event.

•             Mr. Marrone receives his benefits for a period of three years if his employment is terminated for any reason other than cause, and is paid at 0.25 times his highest annual salary on a double trigger change of control.

Other than as described above, we and our subsidiaries do not have compensatory plans or arrangements with the named executives that result in a payment following or related to a termination, resignation, retirement, change of control of Yamana or a change in responsibilities.

Estimated incremental payments on termination

The tables below show the estimated incremental payments that would be paid to each named executive (base salary, annual bonus and benefits) if terminated without cause on December 31, 2014. All amounts are shown in US dollars and have been converted using the exchange rate on December 31, 2014 of Cdn$1.00 = $0.8620.

Name	Multiple	Base salary ($)	Annual bonus ($)	Benefits ($)	Total ($)
Peter Marrone	3	3,891,869	4,620,000	150,600	8,662,469
Charles Main	2	896,832	1,024,000	34,000	1,954,832
Ludovico Costa	2	933,620	738,000	51,600	1,723,220
Greg McKnight	2	755,392	1,024,000	35,600	1,814,992
Sofia Tsakos	2	576,708	520,000	34,000	1,130,708
Total		7,054,421	7,926,000	305,800	15,286,221

If there is a termination without cause, compensation is paid per above and all stock-based awards vest. DSUs and RSUs are paid on termination and the options will remain outstanding as noted above. Once PSUs are added to compensation in 2015, the PSU award will continue to remain outstanding for the vesting period, will earn dividend equivalents until the end of the vesting period and will be paid out in the usual way.

The values of the DSUs and RSUs have been calculated using Cdn$4.69 ($4.04), the closing price of Yamana common shares on the TSX on December 31, 2014. Mr. Marrone is the only named executive who holds DSUs instead of RSUs.

Name	DSUs/RSUs ($)
Peter Marrone	10,966,692
Charles Main	908,684
Ludovico Costa	928,594
Greg McKnight	647,819
Sofia Tsakos	443,477
Total	13,895,266

Estimated incremental payments on a double trigger change of control (a change of control followed by a termination or other triggering event)

The table below shows the estimated incremental payments that would be paid to each named executive (base salary, annual bonus and benefits) if there had been a change of control, followed by a termination or other triggering event, on December 31, 2014. All amounts are shown in US dollars and have been converted using the exchange rate on December 31, 2014 of Cdn$1.00 = $0.8620.

Name	Multiple	Base salary ($)	Annual bonus ($)	Benefits ($)	Total ($)
Peter Marrone	2	2,594,579	3,080,000	100,400	5,774,979
Charles Main	2	896,832	1,024,000	34,000	1,954,832
Ludovico Costa	2	933,620	738,000	51,600	1,723,220
Greg McKnight	2	755,392	1,024,000	35,600	1,814,992
Sofia Tsakos	2	576,708	520,000	34,000	1,130,708
Total		5,757,131	6,386,000	255,600	12,398,731

If there is a change of control followed by a termination without cause or other triggering event, which includes an adverse change in any of the duties, financial entitlements, title, reporting rank, location or other matter raising a claim for constructive dismissal, and the named executive decides to resign from Yamana, compensation is paid as per above and all stock-based awards vest. DSUs and RSUs are paid on termination or triggering event and the options will remain outstanding as noted above. Once PSUs are added to compensation in 2015, the PSU award will continue to remain outstanding for the vesting period, will earn dividend equivalents until the end of the vesting period and will be paid out in the usual way.

The values of the DSUs and RSUs have been calculated using Cdn$4.69 ($4.04), the closing price of Yamana common shares on the TSX on December 31, 2014. Mr. Marrone is the only named executive who holds DSUs instead of RSUs.

Name	DSUs/RSUs ($)
Peter Marrone	10,966,692
Charles Main	908,684
Ludovico Costa	928,594
Greg McKnight	647,819
Sofia Tsakos	443,477
Total	13,895,266

The terms of a change of control vary by named executive according to the terms of their employment agreements.

Peter Marrone

A change of control means any of the following:

•                  an event where any person, or together with its affiliates, beneficially owns or exercises control or direction over our voting securities or those of a successor company that represent at least 20 percent of the votes attached to all voting securities outstanding

•                  approval by Yamana shareholders of all necessary resolutions allowing any person, any persons acting in concert, or any person together with its affiliates to beneficially own or exercise control or direction over, our voting securities or those of a successor company that represent at least 20 percent of the votes attached to all voting securities outstanding, even if they have not yet been issued or transferred to that person

•                  the sale of at least 25 percent of our net assets to a person who is not affiliated with Yamana, within the meaning of the Canada Business Corporations Act, as shown on our consolidated balance sheet at the end of the last completed financial quarter, or as of the end of the last completed financial year if the sale occurs during the first quarter of a financial year

•                  approval by Yamana shareholders of all necessary resolutions required to allow all or substantially all of our assets to a person who is not an affiliate within the meaning of the Canada Business Corporations Act, or

•                  if Yamana:

•                  becomes insolvent or generally is not able to pay its debts as they become due

•                  confirms in writing its inability to pay its debts generally or makes a general assignment for the benefit of creditors

•                  is involved in any proceeding seeking:

•      to adjudicate it as bankrupt or insolvent

•      liquidation, winding-up, reorganization, arrangement, adjustment, protection, relief or composition of it or its debts under any law relating to bankruptcy, insolvency, reorganization or relief of debtors including any plan or compromise or arrangement or other corporate proceeding involving or affecting its creditors

•      relief or the appointment of a receiver, trustee or other similar official for Yamana or a substantial portion of our properties and assets, and in the case of a proceeding instituted against us, either the proceeding has not been dismissed or stayed for 30 days, or we have been granted relief or a receiver, trustee, custodian or other similar official has been appointed, or

•      any corporate action that authorizes any of the above.

Charles Main, Ludovico Costa, Greg McKnight and Sofia Tsakos

A change of control means any one or more of the following:

•                  a consolidation, merger, amalgamation, arrangement or other reorganization or acquisition involving Yamana or any of our affiliates and another corporation or other entity, that results in existing holders of our common shares holding less than 50 percent of the outstanding shares of the successor corporation after the transaction is completed

•                  the sale, lease, exchange or other disposition, in a single transaction or a series of related transactions, of our assets, rights or properties or any of our subsidiaries which have a total book value that is more than 50 percent of the book value of those items on a consolidated basis to any person or entity (other than a disposition to a wholly-owned subsidiary of Yamana resulting from a reorganization of our assets)

•                  a resolution to wind up, dissolve or liquidate Yamana

•                  any person, entity or group of persons or entities acting jointly or in concert (an acquiror) acquires or acquires control (including the right to vote or direct the voting) of our voting securities which, when added to the voting securities registered or beneficially owned by the acquiror, would entitle the acquiror and/or its associates and/or affiliates (as defined in the Canada Business Corporations Act) to cast or to direct the casting of 20 percent or more of the votes attached to our outstanding voting securities which may be cast to elect directors of Yamana or the successor corporation (regardless of whether a meeting has been called to elect directors)

•                  the nominated directors in this circular do not constitute a majority of the board because of, or related to, a contested election of directors or a consolidation, merger, amalgamation, arrangement or other reorganization or acquisition involving Yamana or any of our affiliates and another corporation or other entity, or

•                  the board adopts a resolution that a change of control as defined above has occurred or is imminent.

Other information

Liability insurance

We have liability insurance to protect our directors and executive officers and Yamana against any liability they may incur while serving in this capacity for Yamana or any of our subsidiaries. Our total coverage is $125 million and our total premiums were $845,789 in 2014. The policies carry a deductible of $1,000,000 for any securities law claims and $500,000 for all other claims.

Loans to directors and executive officers

We do not make personal loans or extend lines of credit to our directors or executive officers to purchase securities or for any other purpose. We did not have any loans outstanding to them or any of their associates in 2014 or as of the date of this circular.

In addition, none of our directors or executive officers, or their associates, have loans that are the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding with Yamana or any of our subsidiaries.

Additional information

You can find additional financial information in our comparative financial statements and MD&A for the fiscal year ended December 31, 2014, in our 2014 annual report to shareholders and included with this circular. You can also access a copy and other information about Yamana on our website (www.yamana.com), on SEDAR (www.sedar.com) and on the SEC website (www.sec.gov).

You can also request a copy from our Senior Vice President, General Counsel and Corporate Secretary by calling 416.815.0220 or sending an email to investor@yamana.com.

Appendix A

Charter of the Board of Directors

I.     GENERAL

The Board of Directors (the “Board” is responsible for the stewardship of Yamana Gold Inc. (the “Company”), for the general supervision of the management of the business and affairs of the Company, and for acting in the best interests of the Company and its shareholders.

Directors shall exercise their business judgment in a manner consistent with their fiduciary duties. In particular, directors are required to act honestly and in good faith, with a view to the best interests of the Company and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

The Board discharges its responsibility for supervising the management of the business and affairs of the Company by delegating the day-to-day management of the Company to senior officers.  The Board relies on senior officers to keep it apprised of all significant developments affecting the Company and its operations.

The Board discharges its responsibilities directly and through the delegation to its committees, currently consisting of the Audit Committee, the Compensation Committee, the Corporate Governance and Nominating Committee and the Sustainability Committee.  In addition, the Board may from time to time, appoint such additional committees as it deems necessary and appropriate in order to discharge its duties.  Each committee shall have its own charter.  The Board shall meet as frequently as the Board considers necessary, but not less than once each quarter, to review the business operations, corporate governance and financial results of the Company.  Meetings of the Board will also include in camera meetings of the independent members of the Board without management being present.

II.    COMPOSITION

The Board shall be constituted at all times of a majority of “independent directors” in accordance with applicable legal requirements, including the requirements of National Policy 58-201 Corporate Governance Guidelines and the Corporate Governance Rules of the New York Stock Exchange, as such rules are revised, updated or replaced from time to time.

In addition, at least three of the independent directors shall be “independent” in accordance with applicable legal requirements for service on an audit committee.

III.  RESPONSIBILITIES

The Board’s responsibilities shall include:

•      Succession planning including the selection, training, appointment, monitoring evaluation and, if necessary, the replacement of the senior management to ensure management succession.

•      The adoption of a strategic planning process, approval at least annually of a strategic plan that takes into account business opportunities and business risks identified by the Board and/or the Audit Committee and monitoring performance against such plans.

•      Overseeing the fair reporting of the Company’s financial performance to shareholders on a timely and regular basis and taking steps to enhance the timely disclosure of any other developments that have a significant and material impact on the Company including reviewing and approving all annual and interim financial statements and related footnotes, management’s discussion and analysis, the annual information form and the management information circular.

•      Enhancing congruence between shareholder expectations, Company plans and management performance.

•      Reviewing with senior management material transactions outside the ordinary course of business and such other major corporate matters which require Board approval including but not limited to, the payment of dividends, the issue, purchase and redemption of securities, acquisitions and dispositions of material assets and material capital expenditures and approving such decisions as they arise.

•      Satisfying itself as to the integrity of the Chief Executive Officer and other officers and that such officers create a culture of integrity throughout the organization.

•      The review and approval of corporate objectives and goals applicable to the Company’s senior management.

•      Ensuring that this Charter is disclosed on an annual basis to the shareholders in the Company’s management information circular prepared for the annual and general meeting of shareholders or other disclosure document or on the Company’s website.

•      Obtaining periodic reports from management on the Company’s operations.

•      Performing such other functions as prescribed by law or assigned to the Board in the Company’s constating documents and by-laws.

•      The assignment to the various committees of directors the general responsibility for developing the Company’s approach to: (i) corporate governance and nomination of directors; (ii) financial reporting and internal controls; (iii) compensation of officers and senior employees; and (iv) sustainability.

•     With the assistance of the Corporate Governance and Nominating Committee:

•      Developing the Company’s approach to corporate governance.

•      Reviewing the composition of the Board and ensuring it respects its independence criteria.

•      The assessment, at least annually, of the effectiveness of the Board as a whole, the committees of the Board and the contribution of individual directors, including, consideration of the appropriate size of the Board.

•      Reviewing and approving annual disclosure of the Company’s corporate governance policies.

•      Ensuring that an appropriate review selection process for new nominees to the Board is in place and identifying and recommending candidates to the Board who meet the selection criteria.

•      Overseeing (a) the development and implementation of orientation programs for new directors; and (b) continuing education for all directors.

•      Approving and revising periodically the Company’s Code of Conduct (the “Code”) and other corporate governance policies (“Policies”), ensure management has established a system to enforce the Code and Policies and monitor compliance with each.

•      With the assistance of the Audit Committee:

•      Ensuring the integrity of the Company’s internal controls and management information systems.

•      Ensuring the Company’s ethical behaviour and compliance with laws and regulations, audit and accounting principles and the Company’s own governing documents.

•      Identifying the principal risks of the Company’s business and ensuring that appropriate systems are in place to manage these risks.

•      Reviewing the Company’s insurance program to ensure adequacy of coverage.

•      Reviewing and approving significant accounting and financial matters and the provision of direction to management on these matters.

•  Selecting, appointing, determining the remuneration of and, if necessary, replacing the independent auditors.

•      Assessing the independence of the auditors.

•      With the assistance of the Compensation Committee:

•      Reviewing and approving corporate goals and objectives relevant to the Chief Executive Officer (CEO) compensation, evaluating the CEO’s performance in light of those corporate goals and objectives, and recommending to the Board with respect to the CEO’s compensation level based on this evaluation.

•      Reviewing and approving named executive officer and director compensation, incentive-compensation plans and equity-based plans.

•      Reviewing executive compensation disclosure before the Company publicly discloses such information.

•      With the assistance of the Sustainability Committee:

•      Reviewing and monitoring the sustainability, health, safety and environment policies and activities of the Company on behalf of the Board to ensure that the Company is in compliance with applicable laws and legislation.

•      Reviewing and approving annual disclosure of the Company’s sustainability, health, safety and environmental policies and activities.

•      Developing a corporate culture of environmental responsibility and awareness as to the importance of health and safety.

IV.  MISCELLANEOUS

The members of the Board are expected to attend all meetings of the Board of Directors unless prior notification of absence is provided.

The members of the Board are required to have reviewed board materials in advance of the meeting and be prepared to discuss such materials at the meeting.

The Board shall provide contact information on the website of the Company of an independent director responsible for receiving feedback from shareholders and such director will report to the whole Board on a regular basis on the feedback received.

Dated: March 17, 2015

Appendix B

Non-GAAP measures

We use non-GAAP measures to supplement our financial statements, which are presented in accordance with International Financial Reporting Standards (IFRS).

We believe that non-GAAP measures, when considered in conjunction with measures determined in accordance with IFRS, help investors better evaluate our underlying performance. Non-GAAP measures do not have a standardized meaning prescribed under IFRS, and our definitions may not be comparable to similar measures presented by other companies. The measures are intended to give investors supplementary information and should not be considered on their own or as a substitute for measures of performance prepared in accordance with IFRS.

EBITDA

Earnings before interest, taxes, depreciation and amortization (EBITDA)

EBITDA is a non-GAAP financial measure, which excludes the following from net earnings/(loss):

•        interest expense (excluding capitalized interest)

•        income tax expense, and

•        depletion, depreciation and amortization.

We use EBITDA as a valuable indicator of the ability to generate liquidity by producing operating cash flow to: fund working capital needs, service debt obligations, and fund capital expenditures. We believe that in addition to conventional measures prepared in accordance with IFRS, we and certain investors use EBITDA for this purpose in evaluating our performance. EBITDA is also frequently used by investors and analysts for valuation purposes whereby EBITDA is multiplied by a factor or EBITDA multiple that is based on an observed or inferred relationship between EBITDA and market values to determine the approximate total enterprise value of a company.

EBITDA is intended to provide additional information to investors and analysts and do not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Additionally, our definition is unlikely to be comparable to similar measures presented by other companies.

Cash costs and all-in sustaining costs

We disclose cash costs because we understand that certain investors use this information to determine our ability to generate earnings and cash flows for use in investing and other activities. We believe that conventional measures of performance prepared in accordance with IFRS do not fully illustrate the ability of its operating mines to generate cash flows. The measures, as determined under IFRS, are not necessarily indicative of operating profit or cash flows from operating activities. Cash costs figures are calculated in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard remains the generally accepted standard of reporting cash costs of production in North America. Adoption of the standard is voluntary and the cost measures presented in this document may not be comparable to other similarly titled measures of other companies.

The measure of cash costs, along with revenue from sales, is considered to be a key indicator of a company’s ability to generate operating earnings and cash flows from its mining operations. This data is furnished to provide additional information and is a non-GAAP measure. It should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS and is not necessarily indicative of operating costs, operating profit or cash flows presented under IFRS.

Our business model is focused on the production and sale of precious metals — gold and silver, which accounts for a significant portion of our total revenue generated. The emphasis on precious metals therefore entails the necessity to provide investors with cash costs information that is relevant to their evaluation of our ability to generate earnings and cash flows for use in investing and other activities.

Cash costs per GEO, Co-product cash costs per GEO and Co-product cash costs per pound of copper

Cash costs include mine site operating costs such as mining, processing, administration, production taxes and royalties which are not based on sales or taxable income calculations, but are exclusive of amortization, reclamation, capital, development and exploration costs. We believe this measure provides useful information about our underlying cash costs of operations in isolating the impact of precious metal production volumes and the impact of by-product credits on our cost structure. Cash costs are computed net of by-products or on a co-product basis.

•        Cash costs per GEO is calculated net of by-products by applying copper and zinc net revenues, which are incidental to the production of precious metals, as a credit to the cost of gold equivalent ounces produced. Cash costs are impacted by realized copper and zinc revenue, thereby allowing Yamana management and stakeholders to assess net costs of precious metal production. These costs are then divided by gold equivalent ounces produced.

•        Co-product cash costs per GEO do not reflect a reduction in costs for costs associated with non-precious metals.

•        Co-product cash costs per pound of copper reflect a reduction in costs for costs associated with GEO production reflecting copper-only costs. These costs are then divided by commercial copper produced.

Cash costs per gold equivalent ounce and per pound of copper are calculated on a weighted average basis.

All-in sustaining costs per GEO and all-in sustaining co-product costs per GEO

All-in sustaining costs per GEO seeks to represent total sustaining expenditures of producing gold equivalent ounces from current operations, based on cash costs and co-product costs, including cost components of mine sustaining capital expenditures, corporate general and administrative expense excluding stock-based compensation, and exploration and evaluation expense. It does not include capital expenditures attributable to projects or mine expansions, exploration and evaluation costs attributable to growth projects, income tax payments, financing costs and dividend payments.  Consequently, this measure is not representative of all of Yamana’s cash expenditures. In addition, the calculation of all-in sustaining costs does not include depletion, depreciation and amortization expense as it does not reflect the impact of expenditures incurred in prior periods.

•        All-in sustaining costs reflect by-product copper revenue credits and 100 percent of the cost components described above.

•        All-in sustaining co-product costs reflect allocations of the cost components on the basis that is consistent with the nature of each of the cost components to the gold or copper production activities.

Cash costs per GEO, Co-product cash costs per GEO, all-in sustaining costs per GEO and all-in sustaining co-product costs per GEO are from continuing operations and exclude Ernesto/Pau a Pique a discontinued operation.

Per gold equivalent ounce

Silver production is treated as a gold equivalent in determining a combined precious metal production unit. Specifically, gold equivalent ounces are calculated by converting silver production to its gold equivalent using relative gold/silver metal prices at an assumed ratio and adding the converted silver production expressed in gold ounces to the ounces of gold production. GEO calculations are based on an average historical silver to gold price ratio of 50:1.

Adjusted earnings or loss and adjusted earnings or loss per share

We use the financial measures adjusted earnings or loss and adjusted earnings or loss per share to supplement information in its consolidated financial statements. Yamana believes that in addition to conventional measures prepared in accordance with IFRS, we and certain investors and analysts use this information to evaluate our performance. The presentation of adjusted measures are not meant to be a substitute for net earnings or loss or net earnings or loss per share presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. Adjusted earnings or loss and adjusted earnings or loss per share are calculated as net earnings excluding (a) share-based payments and other compensation, (b) unrealized foreign exchange (gains) losses related to revaluation of deferred income tax asset and liability on non-monetary items, (c) unrealized foreign exchange (gains) losses related to other items, (d) unrealized (gains) losses on derivatives, (e) impairment losses and reversals, (f) deferred income tax expense (recovery) on the translation of foreign currency inter-corporate debt, (g) mark-to-market (gains) losses on share-purchase warrants and revaluation of convertible debt, (h) write-down of investments and other assets, (i) one-time tax adjustments to historical deferred income tax balances relating to changes in enacted tax rates, (j) reorganization costs, (h) non-recurring provisions and any other non-recurring adjustments. Non-recurring adjustments from unusual events or circumstances are reviewed from time to time based on materiality and the nature of the event or circumstance. Earnings adjustments for the comparative period reflect both continuing and discontinued operations.

The terms adjusted earnings or loss and adjusted earnings or loss per share do not have a standardized meaning prescribed by IFRS, and therefore Yamana’s definitions are unlikely to be comparable to similar measures presented by other companies. Management believes that the presentation of adjusted earnings or loss and adjusted earnings or loss per share provide useful information to investors because they exclude non-cash and other charges and are a better indication of our profitability from operations. The items excluded from the computation of adjusted earnings or loss and adjusted earnings or loss per share, which are otherwise included in the determination of net earnings or loss and net earnings or loss per share prepared in accordance with IFRS, are items that we do not consider to be meaningful in evaluating our past financial performance or the future prospects and may hinder a comparison of our period-to-period profitability. Reconciliations of adjusted earnings to net earnings is provided in Section 5.1 Annual Overview of Financial Results and Section 5.3 Fourth Overview of Financial Results for the year and three months ended December 31, 2014, respectively.

Adjusted operating cash flows

We use the financial measure adjusted operating cash flows to supplement information in our consolidated financial statements. We believe that in addition to conventional measures prepared in accordance with IFRS, we and certain investors and analysts use this information to evaluate our performance. The presentation of adjusted operating cash flows is not meant to be a substitute for the cash flow information presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. Adjusted operating cash flows is calculated as the sum of cash flows from operating activities before non-cash working capital and non-recurring items such as transaction costs on acquisition, reorganization and demobilization costs which are paid in cash.

Additional measures

We use other financial measures, the presentation of which is not meant to be a substitute for other subtotals or totals presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. The following other financial measures are used:

•            Operating earnings — represents the amount of earnings before net finance income/expense and income tax expense.

•            Cash flows from operating activities before changes in non-cash working capital — excludes the non-cash movement from period-to-period in working capital items including trade and other receivables, other assets, inventories, trade and other payables.

The terms described above do not have a standardized meaning prescribed by IFRS, and therefore Yamana’s definitions are unlikely to be comparable to similar measures presented by other companies. Management believes that their presentation provides useful information to investors because cash flows from operating activities before changes in non-cash working capital excludes the non-cash movement in working capital items and operating earnings excludes finance and tax related expenses and income/recoveries. These, in management’s view, provide useful information of Yamana’s cash flows from operating activities and are considered to be meaningful in evaluating our past financial performance or the future prospects.

Appendix C

Mineral reserves (proven and probable)

The following table sets out the mineral reserve estimates for our mineral projects as at December 31, 2014. See the qualified persons list below.

	Proven mineral reserves			Probable mineral reserves			Total proven & probable
	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
Gold	(000’s)	(g/t)	oz. (000’s)	(000’s)	(g/t)	oz. (000’s)	(000’s)	(g/t)	oz. (000’s)
Alumbrera (12.5%)	18,125	0.31	181	625	0.21	4	18,750	0.31	185
Canadian Malartic (50%)	24,969	0.92	736	101,978	1.10	3,593	126,947	1.06	4,329
Chapada	167,490	0.22	1,163	341,656	0.26	2,870	509,147	0.25	4,033
Cerro Moro	—	—	—	1,954	11.38	715	1,954	11.38	715
El Peñón	1,316	6.63	281	9,092	4.80	1,402	10,409	5.03	1,682
Ernesto/Pau a Pique	—	—	—	2,829	3.53	321	2,829	3.53	321
Gualcamayo	7,906	1.76	447	21,249	1.17	797	29,155	1.33	1,244
Jacobina	3,361	2.00	216	19,487	2.97	1,858	22,848	2.82	2,074
Jeronimo (57%)	6,350	3.91	798	2,331	3.79	284	8,681	3.88	1,082
Mercedes	776	6.68	167	3,233	4.63	482	4,010	5.03	648
Minera Florida Ore	1,312	3.78	160	3,024	3.67	357	4,336	3.70	516
Minera Florida Tailings	3,558	0.84	96	—	—	—	3,558	0.84	96
Total Minera Florida	4,870	1.63	256	3,024	3.67	357	7,894	2.41	613
Yamana Gold Mineral Reserves	235,164	0.56	4,243	507,459	0.78	12,683	742,623	0.71	16,926
C1-Santa Luz	14,480	1.62	756	9,552	1.45	444	24,031	1.55	1,200
Fazenda Brasileiro	1,620	2.31	120	432	1.75	24	2,052	2.19	145
Pilar	—	—	—	10,578	3.98	1,355	10,578	3.98	1,355
Brio Gold Mineral Reserves	16,100	1.69	876	20,561	2.76	1,823	36,661	2.29	2,700
Total Gold Mineral Reserves	251,264	0.63	5,120	528,020	0.85	14,506	779,284	0.78	19,626
Agua Rica	384,871	0.25	3,080	524,055	0.21	3,479	908,926	0.22	6,559

	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
Silver	(000’s)	(g/t)	oz. (000’s)	(000’s)	(g/t)	oz. (000’s)	(000’s)	(g/t)	oz. (000’s)
Cerro Moro	—	—	—	1,954	648.3	40,723	1,954	648.3	40,723
El Peñón	1,316	174.7	7,393	9,092	173.6	50,741	10,409	173.7	58,135
Mercedes	776	60.9	1,519	3,233	52.5	5,458	4,010	54.1	6,977
Minera Florida Ore	1,312	24.2	1,022	3,024	18.1	1,761	4,336	20.0	2,783
Minera Florida Tailings	3,558	12.7	1,447	—	—	—	3,558	12.7	1,447
Total Minera Florida	4,870	15.8	2,469	3,024	18.1	1,761	7,894	16.7	4,230
Total Silver Mineral Reserves	6,963	50.8	11,381	17,304	177.4	98,683	24,267	141.1	110,064
Agua Rica	384,871	3.7	46,176	524,055	3.3	56,070	908,926	3.5	102,246

	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
Copper	(000’s)	(%)	lbs (mm)	(000’s)	(%)	lbs (mm)	(000’s)	(%)	lbs (mm)
Alumbrera (12.5%)	18,125	0.33	132	625	0.25	3	18,750	0.33	135
Chapada	167,490	0.27	998	282,786	0.29	1,796	450,277	0.28	2,794
Total Copper Mineral Reserves	185,615	0.28	1,130	283,411	0.29	1,799	469,027	0.28	2,929
Agua Rica	384,871	0.56	4,779	524,055	0.43	5,011	908,926	0.49	9,790

	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
Zinc	(000’s)	(%)	lbs (mm)	(000’s)	(%)	lbs (mm)	(000’s)	(%)	lbs (mm)
Minera Florida	4,870	0.84	90	3,024	1.40	93	7,894	1.05	184
Total Zinc Mineral Reserves	4,870	0.84	90	3,024	1.40	93	7,894	1.05	184

	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
Molybdenum	(000’s)	(%)	lbs (mm)	(000’s)	(%)	lbs (mm)	(000’s)	(%)	lbs (mm)
Alumbrera (12.5%)	18,125	0.012	4.8	625	0.014	0.2	18,750	0.012	5.0
Total Moly Mineral Reserves	18,125	0.012	4.8	625	0.014	0.2	18,750	0.012	5.0
Agua Rica	384,871	0.033	279	524,055	0.030	350	908,926	0.031	629

Mineral resources (Measured, indicated and inferred)

The following table sets out the mineral resource estimates for our mineral projects as at December 31, 2014. See the qualified persons list below.

	Measured mineral resources			Indicated mineral resources			Total measured & indicated			Inferred mineral resources
	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
Gold	(000’s)	(g/t)	oz. (000’s)	(000’s)	(g/t)	oz. (000’s)	(000’s)	(g/t)	oz. (000’s)	(000’s)	(g/t)	oz. (000’s)
Arco Sul	—	—	—	—	—	—	—	—	—	5,000	4.02	646
Canadian Malartic (50%)	2,844	0.84	77	32,708	0.85	891	35,552	0.85	968	22,655	0.76	556
Chapada	18,669	0.24	146	228,443	0.27	1,984	247,113	0.27	2,130	79,783	0.25	648
Cerro Moro	—	—	—	3,321	2.23	238	3,321	2.23	238	4,427	1.96	279
El Peñón	896	11.13	321	2,755	6.76	598	3,651	7.83	919	6,905	6.85	1,521
Ernesto/Pau a Pique	307	2.30	23	2,249	3.55	256	2,556	3.40	279	2,389	3.39	260
Gualcamayo	59,110	0.99	1,878	45,482	1.34	1,964	104,592	1.14	3,841	27,502	2.19	1,938
Hammond Reef (50%)	82,831	0.70	1,862	21,377	0.57	388	104,208	0.67	2,251	251	0.72	6
Jacobina	13,845	2.25	1,001	19,075	2.53	1,552	32,921	2.41	2,553	15,900	3.22	1,644
Jeronimo (57%)	772	3.77	94	385	3.69	46	1,157	3.74	139	1,118	4.49	161
La Pepa	15,750	0.61	308	133,682	0.57	2,452	149,432	0.57	2,760	37,900	0.50	620
Lavra Velha	—	—	—	—	—	—	—	—	—	3,934	4.29	543
Total Mercedes	498	5.53	89	4,683	3.12	470	5,181	3.35	559	2,669	3.99	342
Minera Florida	1,838	5.88	347	2,765	4.92	437	4,603	5.30	784	5,311	5.58	954
Suyai	—	—	—	4,700	15.00	2,286	4,700	15.13	2,286	900	9.90	274
Upper Beaver (50%)	—	—	—	3,210	7.00	722	3,210	7.00	722	4,610	3.53	523
Yamana Gold Mineral Resources	197,362	0.97	6,146	504,835	0.88	14,284	702,196	0.90	20,429	221,253	1.53	10,914
Total C1 Santa Luz	3,243	1.00	104	8,542	1.36	374	11,786	1.26	478	15,231	2.23	1,092
Fazenda Brasileiro	—	—	—	6,504	2.09	437	6,504	2.09	437	2,295	2.26	167
Pilar	—	—	—	1,533	4.35	214	1,533	4.35	214	12,992	4.10	1,713
Brio Gold Mineral Resources	3,243	1.00	104	16,580	1.92	1,026	19,823	1.77	1,129	30,518	3.03	2,973
Total Gold Mineral Resources	200,605	0.97	6,250	521,415	0.91	15,310	722,020	0.93	21,559	251,771	1.72	13,887
Agua Rica	27,081	0.14	120	173,917	0.14	776	200,998	0.14	896	642,110	0.12	2,444

	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
Silver	(000’s)	(g/t)	oz. (000’s)	(000’s)	(g/t)	oz. (000’s)	(000’s)	(g/t)	oz. (000’s)	(000’s)	(g/t)	oz. (000’s)
Chapada	—	—	—	82,161	1.4	3,775	82,161	1.4	3,775	27,553	1.1	982
Cerro Moro	—	—	—	3,321	190.3	20,313	3,321	190.3	20,313	4,427	101.3	14,415
El Peñón	896	289.8	8,349	2,755	207.9	18,412	3,651	228.0	26,761	6,905	274.6	60,969
Total Mercedes	498	56.4	903	4,683	33.1	4,980	5,181	35.3	5,883	2,669	30.6	2,625
Minera Florida	1,838	36.3	2,145	2,765	25.6	2,279	4,603	29.9	4,424	5,311	35.7	6,100
Suyai	—	—	—	4,700	23.0	3,523	4,700	23.3	3,523	900	21.0	575
Total Silver Mineral Resources	3,233	109.7	11,397	100,384	16.5	53,282	103,616	19.4	64,679	47,765	55.8	85,666
Agua Rica	27,081	2.3	2,042	173,917	2.9	16,158	200,998	2.8	18,200	642,110	2.3	48,124

	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
Copper	(000’s)	(%)	lbs (mm)	(000’s)	(%)	lbs (mm)	(000’s)	(%)	lbs (mm)	(000’s)	(%)	lbs (mm)
Chapada	11,387	0.20	50	146,282	0.25	818	157,669	0.25	867	52,230	0.29	332
Upper Beaver (50%)	—	—	—	3,210	0.26	18	3,210	0.25	18	4,610	0.26	26
Total Copper Mineral Resources	11,387	0.20	50	149,492	0.25	836	160,879	0.25	885	56,840	0.29	358
Agua Rica	27,081	0.45	266	173,917	0.38	1,447	200,998	0.39	1,714	642,110	0.34	4,853

	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
Zinc	(000’s)	(%)	lbs (mm)	(000’s)	(%)	lbs (mm)	(000’s)	(%)	lbs (mm)	(000’s)	(%)	lbs (mm)
Minera Florida	1,838	1.71	69	2,765	1.54	94	4,603	1.61	163	5,311	1.49	174
Total Zinc Mineral Resources	1,838	1.71	69	2,765	1.54	94	4,603	1.61	163	5,311	1.49	174

	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
Molybdenum	(000’s)	(%)	lbs (mm)	(000’s)	(%)	lbs (mm)	(000’s)	(%)	lbs (mm)	(000’s)	(%)	lbs (mm)
Agua Rica	27,081	0.049	29	173,917	0.037	142	200,998	0.039	172	642,110	0.034	480
Total Moly Mineral Resources	27,081	0.049	29	173,917	0.037	142	200,998	0.039	172	642,110	0.034	480

Reporting notes:

1.                    Metal prices and cut-off grades:

Mine	Mineral reserves	Mineral resources

Alumbrera (12.5%)	$1,332 Au, $3.17 Cu, $10.00 Mo. Open pit cutoff at 0.22% CuEq	N/A

Arco Sul	N/A	2.5 g/t Au cutoff

Canadian Malartic (50%)	$1,300 Au, Cutoff grades range from 0.277 to 0.349 g/t Au	$1,300 Au, Cutoff grades range from 0.277 to 0.349 g/t Au inside and outside Open pit shell

Cerro Moro	$950 Au and $18.00 Ag, Open pit cut-off at 3.4 g/t Aueq and Underground cut-off at 6.2 g/t Aueq	1.0 g/t Aueq cut-off

Chapada	$1,150 Au, $3.00 Cu, $4.55 average cut-off, 1.25 Revenue Factor for Main Pit	$1,500 Au, $3.5 Cu and $4.81 NSR cut-off out of pit for Chapada Mine (Main Pit, CorpoSul and Corpo NE)

	$1,150 Au, $3.00 Cu, $4.84 average cut-off, 1.00 Revenue Factor for Corpo Sul	0.2 g/t Au cut-off for oxide and 0.3 g/t Au cut-off for sulphide in Suruca Gold Project

$900 Au; 0.2 g/t Au cut-off for oxide ore and 0.3 g/t Au cut-off for sulphide ore in Suruca Gold Project

El Peñón	$1,150 Au, $18.00 Ag, Variable cut-off for Underground and 1.2 g/t Aueq cut-off for Open Pit	3.9 g/t Aueq cut-off

Ernesto/Pau a Pique	$950 Au, 1.5 g/t UG, OP cut-off 0.91 g/t Au for Ernesto and 1.08 g/t Au cut-off for Lavrinha and 0.63 g/t Au for Satellites NM	$1,500 Au0.5 g/t Au cutoff for Ernesto, 0.5 g/t Au cutoff for Lavrinha, 0.63 g/t Au cutoff for Satellites NM and 1.0 g/t Au cutoff for Pau a Pique

Gualcamayo	$1,150 Au: 1.49 g/t AuCut-off UG: cut-offs for OP, 0.32 g/t Au for QDD Upper and 0.52 g/t Au for AIM	1.00 g/t Au Cut-off UG: cut-offs for OP, 0.20 g/t Au for QDD Upper and 0.5 g/t Au for AIM

Hammond Reef (50%)	N/A	$1,400 Au, Open pit cutoff 0.32 g/t Au West Pit and 0.34 g/t Au East Pit

Jacobina	$950 Au; 1.45 g/t Au cut-off	0.5 g/t Au cut-off UG, 1.5 g/t Au cutoff for Pindobacu

Jeronimo	$900 Au, 2.0 g/t Au cut-off	2.0 g/t Au cut-off

La Pepa	N/A	$780 Au, 0.30 g/tAu cut-off

Lavra Velha	N/A	$1300 Au, $3.5Cu and 0.2g/t Au, 0.1% Cu cut-offs

Mercedes	$1,150 Au, $18.00 Ag, 2.9 g/t Aueq	2.0 g/t Aueq cut-off for Mercedes and 0.4 g/t Aueq cut-off for Rey de Oro

Minera Florida	$1,150 Au, $18.00 Ag, $1 lb Zn, 2.80 g/t Aueq cut-off and Florida tailings cut-off N/A	2.22 g/t Aueq cut-off

Suyai	N/A	5.0 g/t Au cut-off

Upper Beaver (50%)	N/A	$1,200 Au and $3.00 Cu, Open pit cutoff 0.8 g/t Aueq and Underground cutoff 2.5 g/t Aueq

C1-Santa Luz	$950 Au for C1 with 0.7 g/t Au cut-off, Antas 2, $950 Au for Antas 3 with 0.5 g/t Au cut-off and $750 Au Mansinha and Mari; 0.50 g/t Au cut-off	0.5 g/t Au cut-off for C1 Ore(Antas 2, Antas 3, Mansinha, Mari, Alvo 36, VG14 and Serra Branca) and 1.5 g/t Au cut-off for C1 Underground high grade ore

Fazenda Brasileiro	$950 Au, 2.14 g/t Au UG and 0.75 g/t Au OP cut-off	0.5 g/t cut-off underground and open pit

Pilar	$950 Au; 2.0 g/t Au cut-off	2.0 g/t Au cut-off at Pilar and 1.5 g/t Au cutoff at Caiamar

Agua Rica	$1,000 Au, $2.25 lb Cu, $17.00 g/t Ag, $12.00 lb Mo	0.2% Cu cut-off

2.                    All mineral reserves and mineral resources have been calculated in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum and NI 43-101, other than the estimates for the Alumbrera mine which have been calculated in accordance with the JORC Code which is accepted under NI 43-101.

3.                    All mineral resources are reported exclusive of mineral reserves.

4.                    Mineral resources which are not mineral reserves do not have demonstrated economic viability.

5.                    Mineral reserves and mineral resources are reported as of December 31, 2014.

6.                    For the qualified persons responsible for the preparation of mineral reserve and mineral resource estimates on our material projects, see the qualified persons list below.

Property	Qualified persons for mineral reserves	Independent	Qualified persons for mineral resources	Independent
Canadian Malartic	Donald Gervais, P. Geo., Canadian Malartic General Partnership	no	Donald Gervais, P. Geo., Canadian Malartic General Partnership	no
Chapada	Robert Michaud, P.Eng., Roscoe Postle Associates Inc.	yes	Wayne Valliant, P.Geo., Roscoe Postle Associates Inc.	yes
El Peñón	Carlos Bottinelli Otárola, P. Eng., Registered Member of Chilean Mining Commission, Development Manager, Yamana Gold Inc.	no	Marcos Valencia A. P.Geo., Registered Member of Chilean Mining Commission, Corporate Manager R&R, Andes/Mexico, Yamana Gold Inc.	no

7.                   Technical reports:

Canadian Malartic: Technical Report on the Mineral Resource and Mineral Reserve Estimates for the Canadian Malartic Property, August 13, 2014
Chapada: Technical Report on the Chapada Mine, Brazil, July 31, 2014
El Peñón: Technical Report on the El Peñón Mine, Northern Chile, December 7, 2010

Appendix D

BY-LAW NO. 1

A by-law relating generally to the conduct of the affairs of

YAMANA GOLD INC.

CONTENTS

Part One	-	Interpretation

Part Two	-	Business of the Corporation

Part Three	-	Directors

Part Four	-	Meetings of Directors

Part Five	-	Committees

Part Six	-	Officers

Part Seven	-	Protection of Directors, Officers and Others

Part Eight	-	Shares

Part Nine	-	Dividends and Rights

Part Ten	-	Meetings of Shareholders

Part Eleven	-	Notices

Part Twelve	-	Repeal of Existing By-Law No. 1

Part Thirteen	Effective Date

BE IT ENACTED AND IT IS HEREBY ENACTED as a by-law of Yamana Gold Inc. (hereinafter called the “Corporation”) as follows:

PART ONE

INTERPRETATION

1.01                                                                        Definitions

In this by-law and all other by-laws of the Corporation, unless the context otherwise specifies or requires:

•                                          “Act” means the Canada Business Corporations Act, R.S.C., 1985, c. C-44 and the regulations made thereto, as from time to time amended, and every statute that may be substituted therefor and, in the case of such amendment or substitution, any reference in the by-laws of the Corporation shall be read as referring to the amended or substituted provisions therefor;

•                                          “appoint” includes “elect” and vice versa;

•                                          “board” means the board of directors of the Corporation;

•                                          “by-laws” means this by-law and any other by-law of the Corporation from time to time in force and effect;

•                                          “meeting of shareholders” includes an annual meeting of shareholders and a special meeting of shareholders;

•                                          “non-business day” means Saturday, Sunday and any other day that is a holiday as defined in the Interpretation Act (Canada);

•                                          “recorded address” means in the case of a shareholder, his or her address as recorded in the securities register; and in the case of joint shareholders, the address appearing in the securities register in respect of such joint holding, or the first address so appearing if there are more than one; and in the case of a director, officer, auditor or member of a committee of the board, his or her latest address as recorded in the records of the Corporation;

•                                          “signing officer” means, in relation to any instrument, any person authorized to sign the same on behalf of the Corporation by section 2.04 or by a resolution passed pursuant thereto;

•                                          “special meeting of shareholders” includes a meeting of any class or classes of shareholders, and means a special meeting of all shareholders entitled to vote at an annual meeting of shareholders;

•                                          all terms contained in the by-laws that are not otherwise defined in the by-laws and which are defined in the Act shall have the meanings given to such terms in the Act;

•                                          words importing the singular shall include the plural and vice-versa; words importing the masculine gender shall include the feminine and neuter genders; and the word “persons” shall include individuals, bodies corporate, partnerships, associations, personal representatives and any number or aggregate of persons; and

•                                          the headings used in the by-laws are inserted for reference purposes only, and are not to be considered or taken into account in construing the terms or provisions thereof, or to be deemed in any way to clarify, modify or explain the effect of any such terms or provisions.

1.02                                                                        Conflicts with Laws

In the event of any inconsistencies between the by-laws and mandatory provisions of the Act, the provisions of the Act shall prevail.

PART TWO

BUSINESS OF THE CORPORATION

2.01                                                                        Registered Office

Unless changed in accordance with the Act, the registered office of the Corporation shall be at the place within Canada from time to time specified in the articles and at such address therein as the directors may from time to time determine.

2.02                                                                        Corporate Seal

The corporate seal of the Corporation shall be in such form as the directors may by resolution adopt from time to time.

2.03                                                                        Financial Year

The first financial period of the Corporation and thereafter the fiscal year of the Corporation shall terminate on such date as the directors may by resolution determine.

2.04                                                                        Execution of Instruments

Subject to section 2.06, contracts, documents or instruments in writing requiring the signature of the Corporation may be signed on behalf of the Corporation by any one officer or director.  The directors are authorized from time to time by resolution to appoint any officer or officers or any other person or persons on behalf of the Corporation either to sign contracts, documents or instruments in writing generally or to sign specific contracts, documents or instruments in writing.  In addition, any director or officer who may execute contracts, documents or instruments in writing, on behalf of the Corporation, may direct the manner in which and the person or persons by whom any particular contract, document or instrument in writing, or class thereof, may or shall be executed and delivered on behalf of the Corporation.

The signature or signatures of any officer or director of the Corporation and of any officer or officers, person or persons appointed as aforesaid by resolution of the directors may, if specifically authorized by resolution of the directors, be printed, engraved, lithographed or otherwise mechanically reproduced upon all contracts, documents or instruments in writing or bonds, debentures or other securities of the Corporation executed or issued by or on behalf of the Corporation, and all contracts, documents or instruments in writing or securities of the Corporation on which the signature or signatures of any of the foregoing officers, directors or persons shall be so reproduced, as authorized by resolution of the directors, shall be deemed to have been manually signed by such officers, directors or persons whose signature or signatures is or are so reproduced, and shall be as valid to all intents and purposes as if they had been signed manually, and notwithstanding that the officers, directors or persons whose signature or signatures is or are so reproduced may have ceased to hold office at the date of the delivery or issue of such contracts, documents or instruments in writing or securities of the Corporation.

The corporate seal of the Corporation may, when required, be affixed to contracts, documents or instruments in writing signed as aforesaid or by an officer or officers, person or persons appointed as aforesaid by resolution of the board of directors, although a document is not invalid merely because a corporate seal is not affixed thereto.

The term “contracts, documents or instruments in writing” as used in this by-law shall include deeds, mortgages, hypothecs, charges, conveyances, transfers and assignments of property, real or personal, immovable or movable, agreements, releases, receipts and discharges for the payment of money or other obligations, conveyances, transfers and assignments of securities and all paper writings.

2.05                                                                        Banking Arrangements

The banking business of the Corporation including, without limitation, the borrowing of money and the giving of security therefor, shall be transacted with such banks, trust companies or other bodies corporate or organizations as determined by any one officer or director.  Such banking business or any part thereof shall be transacted under such agreements, instructions and delegations of powers as any one director may from time to time determine.

2.06                                                                        Cheques, Drafts, Notes, Etc.

All cheques, drafts or orders for the payment of money, and all notes, acceptances and bills of exchange shall be signed by any one officer or director or other person or persons, whether or not an officer or officers of the Corporation, and in such manner as any one director may from time to time determine.

2.07                                                                        Custody of Securities

All securities (including shares, debentures, bonds, notes, warrants or other obligations or securities) owned by the Corporation shall be lodged in the name of the Corporation with a chartered bank or a trust company or in a safety deposit box or, if so authorized by resolution of the directors, with such other depositaries or in such other manner as may be determined from time to time by the directors.  All securities (including shares, debentures, bonds, notes, warrants or other obligations or securities) belonging to the Corporation may be issued and held in the name of a nominee or nominees of the Corporation (and if issued or held in the names of more than one nominee shall be held in the names of the nominees jointly with right of survivorship), and shall be endorsed in blank with endorsement guaranteed in order to enable transfer thereof to be completed and registration thereof to be effected.

2.08                                                                        Voting Securities in Other Bodies Corporate

The signing officers of the Corporation may execute and deliver proxies and arrange for the issuance of voting certificates or other evidence of the right to exercise the voting rights attaching to any securities held by the Corporation.  Such instruments shall be in favour of such persons as may be determined by the said signing officers executing or arranging for the same.  In addition, the directors may from time to time direct the manner in which and the persons by whom any particular voting rights or class of voting rights may or shall be exercised.

2.09                                                                        Exclusive Forum for Certain Disputes

Unless the Corporation consents in writing to the selection of an alternative forum, the applicable court of competent jurisdiction for the Province of Ontario, Canada (the “Ontario Court”) shall, to the fullest extent permitted by law, be the sole and exclusive forum for any of the following actions or other proceedings:

(i)             a derivative action, including an application for leave to commence such an action, in the name of and on behalf of the Corporation;

(ii)          an application for an oppression remedy, including an application for leave to commence such a proceeding;

(iii)       an action asserting a claim of breach of the duty of care owed by the Corporation or any director, officer or other employee of the Corporation to the Corporation or to any of the Corporation’s shareholders;

(iv)      an action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or to any of the Corporation’s shareholders;

(v)         an action or other proceeding asserting a claim or seeking a remedy pursuant to any provision of the Act or the Corporation’s articles or by-laws (as either may be amended or restated from time to time); and

(vi)      an action or other proceeding asserting a claim against the Corporation or any director or officer or other employee of the Corporation regarding a matter of the regulation of the business and affairs of the Corporation, including (without limitation) the articles, by-laws, internal affairs, governance, status, internal controls and procedures of the Corporation.

If any action or other proceeding the subject matter of which is within the scope of the preceding sentence (an “Action”) is filed in a court other than the Ontario Court in the name of any shareholder (an “Extra-Jurisdictional Action”), such shareholder shall be deemed to have consented to (a) the personal jurisdiction of the Ontario Court in connection with any action or other proceeding to enforce the preceding sentence, and (b) having service of process made upon such shareholder in any such action or other proceeding by service upon such shareholder’s counsel in the Extra-Jurisdictional Action as agent for such shareholder.

To the extent an Action is brought in the Ontario Court by a plaintiff who is ordinarily resident outside Ontario, the Corporation will not seek security for costs from that plaintiff solely by reason of that plaintiff’s residence outside Ontario.

PART THREE

DIRECTORS

3.01                                                                        Number of Directors

Until changed in accordance with the Act, the board shall consist of not fewer than the minimum number and not more than the maximum number of directors provided in the articles.

3.02                                                                        Qualification

Every director shall be an individual eighteen (18) or more years of age, and no one who is of unsound mind and has been so found by a court in Canada or elsewhere, or who has the status of a bankrupt shall be a director.  Unless the articles otherwise provide, a director need not be a shareholder.  At least twenty-five per cent of the directors of the Corporation must be resident Canadians.  If at any time the Corporation has less than four directors, at least one director must be a resident Canadian.

3.03                                                                        Term of Office

A director’s term of office (subject to the provisions, if any, of the Corporation’s articles, and subject to his election for an expressly stated term) shall be from the date of the meeting at which he is elected or appointed until the close of the annual meeting next following, or until his successor is elected or appointed.

3.04                                                                        Election and Removal

Directors shall be elected by the shareholders in a meeting on a show of hands unless a poll is demanded, and if a poll is demanded, such election shall be by ballot.  The number of directors to be elected at any such meeting shall be the number of directors then in office unless the directors or the shareholders otherwise determine.  Except for those directors elected for an expressly stated term, all the directors then in office shall cease to hold office at the close of a meeting of shareholders at which directors are elected but, if qualified, are eligible for re-election.  If a meeting of the shareholders of the Corporation fails to elect the number or the minimum number of directors required by the articles by reason of the disqualification, incapacity or the death of any candidates, the directors elected at that meeting may exercise all the powers of the directors if the number of directors so elected constitutes a quorum.  Subject to subsection 2 of section 109 of the Act, the shareholders of the Corporation may, by ordinary resolution at a special meeting, remove any director before the expiration of his term of office, in which case the director so removed shall vacate office forthwith upon the passing of the resolution for his removal, and may, by a majority of the votes cast at the meeting, elect any person in his stead for the remainder of his term.

3.05                                                                        Nomination of Directors

Subject only to the Act and the articles, only persons who are nominated in accordance with the following procedures shall be eligible for election as directors. Nominations of persons for election to the board may be made at any annual meeting of shareholders, or at any special meeting of shareholders if one of the purposes for which the special meeting was called was the election of directors, (a) by or at the direction of the board or an authorized officer of the Corporation, including pursuant to a notice of meeting, (b) by or at the direction or request of one or more shareholders pursuant to a proposal made in accordance with the provisions of the Act or a requisition of the shareholders made in accordance with the provisions of the Act or (c) by any person (a “Nominating Shareholder”) (i) who, at the close of business on the date of the giving of the notice provided for below in this section 3.05 and on the record date for notice of such meeting, is entered in the securities register as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting and (ii) who complies with the notice procedures set forth below in this section 3.05:

(1)               In addition to any other applicable requirements, for a nomination to be made by a Nominating Shareholder, the Nominating Shareholder must have given timely notice thereof in proper written form to the corporate secretary of the Corporation at the principal executive offices of the Corporation in accordance with this section 3.05.

(2)               To be timely, a Nominating Shareholder’s notice to the corporate secretary of the Corporation must be made (i) in the case of an annual meeting of shareholders, not less than 30 days prior to the date of the annual meeting of shareholders; provided, however, that in the event that the annual meeting of shareholders is called for a date that is less than 50 days after the date (the “Notice Date”) on which the first public announcement of the date of the annual meeting was made, notice by the Nominating Shareholder may be made not later than the close of business on the tenth (10th) day following the Notice Date; and (ii) in the case of a special meeting of shareholders (which is not also an annual meeting of shareholders) called for the purpose of electing directors (whether or not called for other purposes), not later than the close of business on the fifteenth (15th) day following the day on which the first public announcement of the date of the special meeting of shareholders was made.

(3)               To be in proper written form, a Nominating Shareholder’s notice to the corporate secretary of the Corporation must set forth (i) as to each person whom the Nominating Shareholder proposes to nominate for election as a director (A) the name, age, business address and residential address of the person, (B) the principal occupation(s) or employment(s) of the person, (C) the class or series and number of shares in the capital of the Corporation which are controlled or which are owned beneficially or of record by the person as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice, and (D) any other information relating to the person that would be required to be disclosed in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws; and (ii) as to the Nominating Shareholder giving the notice, any proxy, contract, arrangement, understanding or relationship pursuant to which such Nominating Shareholder has a right to vote any shares of the Corporation and any other information relating to such Nominating Shareholder that would be required to be made in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws. The Corporation may require any proposed nominee to furnish such other information as may be required under the Act, applicable securities laws or the rules of any stock exchange on which the Corporation’s securities are listed  to determine the eligibility of such proposed nominee to serve as an independent director of the Corporation.

(4)               No person shall be eligible for election as a director unless nominated in accordance with the provisions of this section 3.05; provided, however, that nothing in this section 3.05 shall be deemed to preclude discussion by a shareholder (as distinct from the nomination of directors) at a meeting of shareholders of any matter in respect of which it would have been entitled to submit a proposal pursuant to the provisions of the Act. The chairman of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the procedures set forth in the foregoing provisions and, if any proposed nomination is not in compliance with such foregoing provisions, to declare that such defective nomination shall be disregarded.

(5)               For purposes of this section 3.05, (i) “public announcement” shall mean disclosure in a press release reported by a national news service in Canada, or in a document publicly filed by the Corporation under its profile on the System of Electronic Document Analysis and Retrieval at www.sedar.com; and (ii) “Applicable Securities Laws” means the applicable securities legislation of each relevant province and territory of Canada, as amended from time to time, the rules, regulations and forms made or promulgated under any such statute and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commission and similar regulatory authority of each province and territory of Canada.

(6)               Notwithstanding any other provision of By-law No. 1, notice given to the corporate secretary of the Corporation pursuant to this section 3.05 may only be given by personal delivery, facsimile transmission or by email (at such email address as stipulated from time to time by the secretary of the Corporation for purposes of this notice), and shall be deemed to have been given and made only at the time it is served by personal delivery, email (at the address as aforesaid) or sent by facsimile transmission (provided that receipt of confirmation of such transmission has been received) to the corporate secretary at the address of the principal executive offices of the Corporation; provided that if such delivery or electronic communication is made on a day which is a not a business day or later than 5:00 p.m. (Toronto time) on a day which is a business day, then such delivery or electronic communication shall be deemed to have been made on the subsequent day that is a business day.

(7)               Notwithstanding the foregoing, the board may, in its sole discretion, waive any requirement in this section 3.05.

3.06                                                                        Vacation of Office

The office of a director shall ipso facto be vacated if:

(a)                                 he dies:

(b)                                 he is removed from office by the shareholders;

(c)                                  he becomes bankrupt;

(d)                                 he is found by a court in Canada or elsewhere to be of unsound mind; or

(e)                                  his written resignation is received by the Corporation, or if a time is specified in such resignation, at the time so specified, whichever is later.

3.07                                                                        Vacancies

Subject to the Act, where a vacancy occurs in the board, except a vacancy resulting from an increase in the number or minimum number of directors or from failure to elect the number or minimum number of directors required by the articles, and a quorum of directors remains in office, the directors then in office (even though twenty-five per cent of such directors are not resident Canadians) may appoint a person to fill the vacancy for the remainder of the term.  If there is not then a quorum of directors or if there has been a failure to elect the number or minimum number of directors required by the articles, the directors then in office shall without delay call a special meeting of shareholders to fill the vacancy and, if they fail to do so or if there are no directors then in office, the meeting may be called by any shareholder.

3.08                                                                        Action by Directors

The directors shall manage, or supervise the management of, the business and affairs of the Corporation, and may exercise all such powers and do all such acts and things as may be exercised or done by the Corporation and are not by the Act, the articles, the by-laws, any special resolution of the Corporation, or by statute expressly directed or required to be done in some other manner.

3.09                                                                        Canadian Directors Present at Meetings

The directors shall not transact business at a meeting unless at least twenty-five per cent of the directors present are resident Canadians or, if the Corporation has less than four directors, at least one of the directors present is a resident Canadian, except where:

(a)                                 a resident Canadian director who is unable to be present approves in writing or by telephonic, electronic or other communication facility, the business transacted at the meeting; and

(b)                                 the required number of resident Canadian directors would have been present had that director been present at the meeting.

3.10                                                                        Duties

Every director and officer of the Corporation in exercising his powers and discharging his duties shall:

(a)                                 act honestly and in good faith with a view to the best interest of the Corporation; and

(b)                                 exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

3.11                                                                        Validity of Acts

An act by a director or officer is valid notwithstanding an irregularity in his election or appointment or a defect in his qualification.

3.12                                                                        Remuneration and Expenses

The remuneration to be paid to the directors shall be such as the directors shall from time to time determine.  The directors may also by resolution award special remuneration to any director in undertaking any special services on the Corporation’s behalf other than the routine work ordinarily required of a director of a Corporation.  The confirmation of any such resolution or resolutions by the shareholders shall not be required.  The directors shall also be entitled to be paid their travelling and other expenses properly incurred by them in connection with the affairs of the Corporation.

PART FOUR

MEETINGS OF DIRECTORS

4.01                                                                        Calling of Meetings

Meetings of the directors shall be held from time to time at such place as the chairman of the board (if any), the president or vice-president who is a director or any two directors may determine and the corporate secretary shall, upon direction of any of the foregoing, convene a meeting of directors.

4.02                                                                        Place of Meeting

Meetings of directors and of any committee of directors may be held at any place in or outside Canada.

4.03                                                                        Notice

Notice of the time and place for the holding of any such meeting shall be delivered personally, by mail or by facsimile, or otherwise communicated by electronic means upon written consent in accordance with the requirements of the Act (“Electronic Communications”) to each director not less than 2 business days (exclusive of the day on which the notice is delivered, mailed, or sent by Electronic Communications but inclusive of the day for which notice is given) before the date of the meeting; provided that meetings of the directors or of any committee of directors may be held at any time without formal notice if all the directors are present (except where a director attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called) or if all absent directors have waived notice.  Notice of any meeting of directors or of any committee of directors or any irregularity in any meeting or the notice thereof may be waived by any director in writing or by Electronic Communication addressed to the Corporation or in any other manner, and such waiver may be validly given either before or after the meeting to which such waiver relates.  A notice of meeting of directors or of any committee of directors need not specify the purpose of or the business to be transacted at the meeting except where the Act requires such purpose or business to be specified.

4.04                                                                        Quorum

Subject to section 3.09, the quorum for the transaction of business at any meeting of the directors shall consist of fifty percent (50%) of the directors then in office and, notwithstanding any vacancy among the directors, a quorum of directors may exercise all the powers of the directors.

4.05                                                                        First Meeting of the New Board

For the first meeting of directors to be held following the election of directors at an annual or special meeting of the shareholders, or for a meeting of directors at which a director is appointed to fill a vacancy in the board, no notice of such meeting need be given to the newly elected or appointed director or directors in order for the meeting to be duly constituted, provided a quorum of the directors is present.

4.06                                                                        Adjournment

Any meeting of directors or of any committee of directors may be adjourned from time to time by the chairman of the meeting, with the consent of the meeting, to a fixed time and place, and no notice of the time and place for the holding of the adjourned meeting need be given to any director if the time and place of the adjourned meeting are announced at the original meeting.  Any adjourned meeting shall be duly constituted if held in accordance with the terms of the adjournment and a quorum is present thereat.  The directors who formed a quorum at the original meeting are not required to form the quorum at the adjourned meeting.  If there is no quorum present at the adjourned meeting, the original meeting shall be deemed to have terminated forthwith after its adjournment.

4.07                                                                        Telephone Participation

Where all directors have consented thereto (either before or after the meeting), a director may participate in a meeting of directors or of any committee of directors by means of such telephone or other communications facilities as permit all persons participating in the meeting to communicate adequately with each other, and a director participating in a meeting by such means shall be deemed to be present at that meeting.

4.08                                                                        Regular Meetings

The directors may appoint a day or days in any month or months for regular meetings of the directors at a place and hour to be named.  A copy of any resolution of the board fixing the place and time of such regular meetings shall be sent to each director forthwith after being passed, but no other notice shall be required for any such regular meeting except where the Act requires the purpose thereof or the business to be transacted thereat to be specified.

4.09                                                                        Chairman

The chairman of any meeting of the directors shall be the first mentioned of such of the following officers as have been appointed and who is a director and is present at the meeting:  chairman of the board, chief executive officer, president, lead director or a vice-president.  If no such officer is present, the directors present shall choose one of their number to be chairman.

4.10                                                                        Votes to Govern

All questions arising at any meeting of directors shall be decided by a majority of votes.  In case of an equality of votes, the chairman of the meeting in addition to his original vote shall not have a second or casting vote.

4.11                                                                        Resolution in Lieu of Meeting

A resolution in writing signed by all the directors entitled to vote on that resolution at a meeting of directors or committee of directors is as valid as if it had been passed at a meeting of directors or committee of directors.  A copy of every such resolution shall be kept with the minutes of the proceedings of the directors or committee of directors.

PART FIVE

COMMITTEES

5.01                                                                        Committees of Directors

The directors may appoint one or more committees of the board, however designated, and delegate to any such committee any of the powers of the board except those which pertain to items which, under the Act, a committee of the board has no authority to exercise.

5.02                                                                        Transaction of Business

Subject to the provisions of section 4.07, the powers of such committee or committees of directors may be exercised by a meeting at which a quorum is present or by resolution in writing signed by all the members of such committee who would have been entitled to vote on that resolution at a meeting of the committee.  Meetings of such committee may be held at any place in or outside Canada.

5.03                                                                        Advisory Bodies

The directors may from time to time appoint advisory bodies as they may deem advisable.

5.04                                                                        Procedure

Unless otherwise determined by the directors, each committee shall have the power to fix its quorum at not less than a majority of its members, to elect its chairman and to regulate its procedure.

PART SIX

OFFICERS

6.01                                                                        Appointment of Officers

The directors may annually or as often as may be required appoint, without limitation, any of a chief executive officer, a president, a chief financial officer and a corporate secretary, and if deemed advisable, may annually or as often as may be required appoint one or more vice-presidents (to which title may be words added indicating seniority or function), a treasurer, a controller and such other officers as the directors may determine, including one or more assistants to any one of the officers so appointed.  Subject to sections 6.02 and 6.03, an officer may but need not be a director, and one person may hold more than one office.  In case and whenever the same person holds the offices of corporate secretary and treasurer, he or she may but need not be known as the secretary-treasurer.  The directors may from time to time appoint such other officers, employees and agents as they shall deem necessary who shall have such authority and shall perform such functions and duties as may from time to time be prescribed by resolution of the directors.

6.02                                                                        Chairman of the Board

The board may from time to time appoint a chairman of the board who shall be a director.  If appointed, the directors may assign to him any of the powers and duties that are by any provisions of this by-law assigned to the lead director or to the president; and he shall, subject to the provisions of the Act, have such other powers and duties as the directors may specify.  During the absence or disability of the chairman of the board, his duties shall be performed and his powers exercised by the lead director, if any, or by the president.

6.03                                                                        Lead Director

The board of directors may appoint from their number a lead director who, unless otherwise permitted by the Act, shall be a resident Canadian. Subject to the Act, a lead director shall possess and exercise such authority and powers and shall perform such duties as may be determined by the by-laws and the board of directors. A lead director shall not be an officer of the Corporation.

6.04                                                                        Chief Executive Officer

The chief executive officer shall have, under the control of the board of directors, general supervision and direction of the business and affairs of the Corporation. The chief executive officer shall possess and exercise such authority and powers and perform such other duties as may be determined by the by-laws, the board of directors and the chairman of the board.  In the absence of the chairman of the board and lead director, if any, and if the executive officer is also a director of the Corporation, the executive officer shall, when present, preside at all meetings of the directors, any committee of the directors and shareholders; he or she shall sign such contracts, documents or instruments in writing as require his or her signature, and shall have such other powers and shall perform such other duties as may from time to time be assigned to him or her by resolution of the directors or as are incident to his or her office.

6.05                                                                        President

Unless the board of directors determines otherwise, the president shall be the chief operating officer of the corporation and shall have, under the control of the board of directors and the chief executive officer, general supervision of the business of the Corporation. The president shall possess and exercise such authority and powers and perform such other duties as may be determined by the by-laws, the board of directors, the chairman of the board and the chief executive officer.  In the absence of the chairman of the board and the lead director, if any, and the chief executive officer, and if the president is also a director of the Corporation, the president shall, when present, preside at all meetings of the directors, any committee of the directors and shareholders; he or she shall sign such contracts, documents or instruments in writing as require his or her signature, and shall have such other powers and shall perform such other duties as may from time to time be assigned to him or her by resolution of the directors or as are incident to his or her office.

6.06                                                                        Chief Financial Officer

The board of directors may from time to time appoint a chief financial officer who shall possess the competencies and skills recommended by the chief executive officer and the Corporate Governance and Nominating Committee, and determined by the board or directors.  The chief financial officer shall provide effective financial leadership for the Corporation to grow shareholder value responsibly, in a profitable and sustainable manner.  Together with the chief executive officer, the chief financial officer shall set the “tone” for management of the Corporation to foster ethical and responsible decision making, appropriate management and best practices in corporate governance.

6.07                                                                        Vice-President

The vice-president or, if more than one, the vice-presidents in order of seniority, shall be vested with all the powers and shall perform all the duties of the president in the absence or inability or refusal to act of the chief executive officer, provided, however, that a vice-president who is not a director shall not preside as chairman at any meeting of directors or shareholders.  The vice-president or, if more than one, the vice-presidents in order of seniority, shall sign such contracts, documents or instruments in writing as require his, her or their signatures and shall also have such other powers and duties as may from time to time be assigned to him, her or them by resolution of the directors.

6.07                                                                        Corporate Secretary

The corporate secretary shall possess and exercise such authority and powers and perform such duties as may be determined by the by-laws, the board of directors, the chairman of the board, the chief executive officer and the president.

The corporate secretary shall give or cause to be given, as and when instructed, notices to the board of directors, the shareholders, officers, auditors and members of committees and advisory bodies of the board of directors. Unless otherwise determined by the board of directors, the corporate secretary shall attend and record minutes of all meetings of the board of directors, committees of the board of directors, shareholders and advisory bodies. The corporate secretary shall have charge of the corporate seal or seals and of the corporate records, subject to section 8.03 hereof, required by law to be kept, except accounting records.

6.08                                                                        Controller

The controller shall possess and exercise such authority and powers and perform such duties as may be determined by the by-laws, the board of directors, the chairman of the board, the chief executive officer, the president and the chief financial officer.

The controller shall have charge of the accounts and accounting records of the corporation and shall keep or cause to be kept accurate accounts of all transactions affecting the financial position of the corporation. Subject to the control of the chief financial officer of the corporation, the controller shall determine the appropriate accounting procedures for the proper recording of the corporation’s assets and liabilities.

The controller shall prepare for submission to the board of directors such financial statements as may be required by the board of directors and shall prepare after the close of each financial year financial statements in accordance with the requirements of any applicable laws.

The controller shall provide financial information and data to the board of directors of the corporation, whenever requested.

6.09                                                                        Treasurer

Subject to the provisions of any resolution of the directors and the duties, authority and power granted to the controller of the Corporation, the treasurer shall have the care and custody of all the funds and securities of the Corporation, and shall deposit the same in the name of the Corporation in such bank or banks or with such other depositary or depositaries as the directors may by resolution direct.  He or she shall prepare and maintain proper accounting records in compliance with the Act.  He or she shall render to the directors whenever required an account of all his or her transactions as treasurer and of the financial position of the Corporation.  He or she  shall sign such contracts, documents or instruments in writing as require his or her signature, and shall have such other powers and duties as may from time to time be assigned to him or her by resolution of the directors or as are incident to his or her office.

6.10                                                                        Powers and Duties of Other Officers

The powers and duties of all other officers shall be such as the terms of their engagement call for or as the directors or the chief executive officer may specify.  Any of the powers and duties of an officer to whom an assistant has been appointed may be exercised and performed by such assistant, unless the board or the chief executive officer otherwise directs.

6.11                                                                        Term of Office

All officers, employees and agents, in the absence of agreement to the contrary, shall be subject to removal by resolution of the directors at any time, with or without cause.  Otherwise, each officer appointed by the directors shall hold office until his or her successor is appointed or until the earlier of his or her resignation or death.

6.12                                                                        Variation of Powers and Duties

The directors may from time to time and subject to the provisions of the Act, vary, add to or limit the powers and duties of any officer.

6.13                                                                        Terms of Employment and Remuneration

The terms of employment and remuneration of all officers appointed by the board, including the chairman of the board, if any, and the president shall be determined from time to time by resolution of the board.  The fact that any officer or employee is a director or shareholder shall not disqualify him or her from receiving such remuneration as may be determined.

6.14                                                                        Conflict of Interest

An officer shall disclose his or her interest in any material contract or proposed material contract with the Corporation in accordance with section 7.04.

6.15                                                                        Fidelity Bonds

The directors may require such officers, employees and agents of the Corporation as the directors deem advisable to furnish bonds for the faithful discharge of their powers and duties, in such form and with such surety as the directors may from time to time determine, provided that no director shall be liable for failure to require any such bond or for the insufficiency of any such bond or for any loss by reason of the failure of the Corporation to receive any indemnity thereby provided.

6.16                                                                        Vacancies

If the office of chairman, lead director, president, vice-president, corporate secretary, controller, treasurer, or any other office created by the directors pursuant to section 6.10 hereof shall be or become vacant by reason of death, resignation or in any other manner whatsoever, the directors shall in the case of the president or the corporate secretary and may in the case of any other officer appoint an officer to fill such vacancy.

6.17                                                                        Other Officers

The duties of all other officers of the Corporation shall be such as the terms of their engagement call for or the board requires of them.  Any of the powers and duties of an officer to whom an assistant has been appointed may be exercised and performed by such assistant, unless the board otherwise directs.

PART SEVEN

PROTECTION OF DIRECTORS AND OFFICERS

7.01                                                                        Limitation of Liability

Except as otherwise provided in the Act, no director or officer for the time being of the Corporation shall be liable for the acts, receipts, neglects or defaults of any other director or officer or employee or for joining in any receipt or act for conformity, or for any loss, damage or expense happening to the Corporation through the insufficiency or deficiency of title to any property acquired by the Corporation or for or on behalf of the Corporation, or for the insufficiency or deficiency of any security in or upon which any of the moneys of or belonging to the Corporation shall be placed out or invested, or for any loss or damage arising from the bankruptcy, insolvency or tortious act of any person, including any person with whom or which any moneys, securities or effects shall be lodged or deposited, or for any loss, conversion, misapplication or misappropriation of or any damage resulting from any dealings with any moneys, securities or other assets belonging to the Corporation or for any other loss, damage or misfortune whatever which may happen in the execution of the duties of his or her office or in relation thereto, unless the same shall happen by or through his or her failure to exercise his or her powers and to discharge his or her duties honestly, in good faith with a view to the best interests of the Corporation, and in connection therewith to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances, provided that nothing herein contained shall relieve a director or officer from the duty to act in accordance with the Act and regulations made thereunder, or relieve him or her from liability for a breach thereof.  The directors for the time being of the Corporation shall not be under any duty or responsibility in respect of any contract, act or transaction whether or not made, done or entered into in the name or on behalf of the Corporation, except such as shall have been submitted to and authorized or approved by the board of directors.

7.02                                                                        Indemnity

Subject to the Act, the Corporation shall indemnify a director or officer of the Corporation, a former director or officer of the Corporation or another individual who acts or acted at the Corporation’s request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding to which the individual is involved because of that association with the Corporation or other entity, if:

(a)                                 the individual acted honestly and in good faith with a view to the best interests of the Corporation, or, as the case may be, to the best interests of the other entity for which the individual acted as director or officer or in a similar capacity at the Corporation’s request; and

(b)                                 in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that the individual’s conduct was lawful.

The Corporation shall advance monies to a director, officer or other individual for costs, charges and expenses of a proceeding referred to above. The individual shall repay the monies if he or she does not fulfill the conditions set out in paragraphs (a) and (b) above.  The Corporation shall also indemnify any such individuals in such other circumstances as the Act or any law permits or requires.  Nothing in this by-law shall limit the right of any individual entitled to indemnity to claim indemnity apart from the provisions of this by-law.

7.03                                                                        Insurance

Subject to the Act, the Corporation may purchase and maintain insurance for the benefit of any person referred to in section 7.02 against any liability incurred by him or her in his or her capacity as a director or officer, or an individual acting in a similar capacity, of the Corporation or of another body corporate at the Corporation’s request.

7.04                                                                        Conflict of Interest

A director or officer who is a party to, or who is a director or officer (or acting in a similar capacity) of or has a material interest in a party to, any material contract or transaction, whether made or proposed, with the Corporation shall disclose the nature and extent of his or her interest at the time and in the manner provided by the Act.  Any such contract or transaction shall be referred to the directors or shareholders for approval even if such contract is one that in the ordinary course of the Corporation’s business would not require approval by the directors or shareholders, and a director interested in a contract so referred to the permitted board shall not vote on any resolution to approve the same, except as permitted by the Act.

7.05                                                                        Submission of Contracts or

Transactions to Shareholders for Approval

The directors in their discretion may submit any contract, act or transaction for approval, ratification or confirmation at any annual meeting of the shareholders or at any special meeting of the shareholders called for the purpose of considering the same and any contract, act or transaction that shall be approved, ratified or confirmed by resolution passed by a majority of the votes cast at any such meeting (unless any different or additional requirement is imposed by the Act or by the Corporation’s articles or any other by-law) shall be as valid and as binding upon the Corporation and upon all the shareholders as though it had been approved, ratified and/or confirmed by every shareholder of the Corporation.

PART EIGHT

SHARES

8.01                                                                        Issuance

Subject to the Act and the articles of the Corporation, the directors may from time to time issue, or grant options to purchase, the whole or any part of the authorized and unissued shares of the Corporation at such times and to such persons and for such consideration as the directors may determine, provided that no share shall be issued until it is fully paid as provided by the Act.

8.02                                                                        Commissions

The directors may from time to time authorize the Corporation to pay a reasonable commission to any person in consideration of his purchasing or agreeing to purchase shares of the Corporation, whether from the Corporation or from any other person, or procuring or agreeing to procure purchasers for any such shares.

8.03                                                                        Transfer Agents and Registrars

The directors may from time to time appoint a registrar to maintain the securities register and a transfer agent to maintain the register of transfers and may also appoint one or more branch registrars to maintain branch securities registers and one or more branch transfer agents to maintain branch registers of transfers, but one person may be appointed both registrar and transfer agent.  The directors may at any time terminate any such appointment.

8.04                                                                        Share Certificates

Every holder of one or more shares of the Corporation shall be entitled, at his option, to a share certificate, or to a non-transferable written acknowledgement of his right to obtain a share certificate, stating the number and class or series of shares held by him or her as shown on the securities register.  Share certificates and acknowledgements of a shareholder’s right to a share certificate shall be in such form as the directors shall from time to time approve.  Any share certificate shall be signed in accordance with section 2.04; it need not be under the corporate seal.  The signature of one of the signing officers may be printed or mechanically reproduced upon share certificates.  Every printed or mechanically reproduced signature shall for all purposes be deemed to be a signature binding upon the Corporation.  Unless the directors otherwise determine, certificates representing shares in respect of which a transfer agent or registrar, as the case may be, has been appointed shall not be valid unless countersigned by or on behalf of such transfer agent or registrar.  In the case of share certificates which are not valid unless countersigned by or on behalf of a transfer agent or registrar, the signature of any signing officer may be printed or mechanically reproduced upon share certificates and every such printed or mechanically reproduced signature shall for all purposes be deemed to be a signature binding upon the Corporation.  Notwithstanding any change in the persons holding office between the time of signing and the issuance of any certificate, and notwithstanding that a person may not have held office at the date of issuance of such certificate, any such certificate so signed shall be valid and binding upon the Corporation.

8.05                                                                        Joint Shareholders

If two or more persons are registered as joint holders of any share, the Corporation shall not be bound to issue more than one certificate in respect thereof, and delivery of such certificate to one of such persons shall be sufficient delivery to all of them.  Any one of such persons may give effectual receipts for the certificate issued in respect thereof or for any dividend, bonus, return of capital or other money payable or warrant issuable in respect of such share.

8.06                                                                        Deceased Shareholders

In the event of the death of a holder, or of one of the joint holders, of any share, the Corporation shall not be required to make any entry in the securities register in respect thereof or to make dividends or other payments in respect thereon except upon production of all such documents as may be required by law and upon compliance with the reasonable requirements of the Corporation and its transfer agents.

8.07                                                                        Replacement of Share Certificates

The directors or any officer or agent designated by the directors may in their or his or her discretion direct the issue of a new share certificate in lieu of and upon cancellation of a share certificate that has been mutilated or in substitution for a share certificate claimed to have been lost, destroyed or wrongfully taken on payment of such reasonable fee, and on such terms as to indemnity, reimbursement of expenses and evidence of loss and of title as the directors, or any officer or agent designated by the directors, may from time to time prescribe, whether generally or in any particular case.

8.8                                                                               Lien for Indebtedness

If the articles provide that the Corporation shall have a lien on shares registered in the name of a shareholder indebted to the Corporation, such lien may be enforced, subject to the articles, by the sale of the shares thereby affected or by any other action, suit, remedy or proceeding authorized or permitted by law or by equity and, pending such enforcement, may refuse to register a transfer of the whole or any part of such shares.

PART NINE

DIVIDENDS AND RIGHTS

9.01                                                                        Dividends

Subject to the Act, the directors may from time to time declare dividends payable to the shareholders according to their respective rights and interests in the Corporation.  Dividends may be paid in money or property or by issuing fully paid shares of the Corporation.

9.02                                                                        Dividend Cheques

A dividend payable in money shall be paid by either electronically by direct deposit or by cheque drawn on the Corporation’s bankers or one of them to the order of each registered holder of shares of the class or series in respect of which it has been declared and, if paid by cheque, mailed by prepaid ordinary mail to such registered holder at his or her recorded address, unless such holder otherwise directs.  In the case of joint holders any cheque issued shall, unless such joint holders otherwise direct, be made payable to the order of all of such joint holders and mailed to them at their recorded address.  The mailing of such cheque as aforesaid, unless the same is not paid on due presentation, shall satisfy and discharge the liability for the dividend to the extent of the sum represented thereby plus the amount of any tax which the Corporation is required to and does withhold.

9.03                                                                        Non-Receipt of Cheques

In the event of non-receipt of any dividend cheque by the person to whom it is sent as aforesaid, the Corporation shall issue to such person a replacement cheque for a like amount on such terms as to indemnity, reimbursement of expenses and evidence of non-receipt and of title as the directors may from time to time prescribe, whether generally or in any particular case.

9.04                                                                        Record Date for Dividends and Rights

The directors may fix in advance a date, preceding by not more than 50 days the date for the payment of any dividend or the date for the issue of any warrant or other evidence of right to subscribe for securities of the Corporation, as a record date for the determination of the persons entitled to receive payment for such dividend or to exercise the right to subscribe for such securities, and notice of any such record date shall be given not less than 7 days before such record date in the manner provided in the Act.  If no record date is so fixed, the record date for the determination of the persons entitled to receive payment of any dividend or to exercise the right to subscribe for securities of the Corporation shall be at the close of business on the day on which the resolution relating to such dividend or right to subscribe is passed by the directors.

9.05                                                                        Unclaimed Dividends

Any dividend unclaimed after a period of six (6) years from the date on which the same has been declared to be payable shall be forfeited and shall revert to the Corporation.

PART TEN

MEETINGS OF SHAREHOLDERS

10.01                                                                 Annual Meetings

The annual meeting of shareholders shall be held on such day and at such time in each year and, subject to section 10.03, at such place as the directors, the chairman of the board or the chief executive officer may from time to time determine, in any event no later than the earlier of (i) six (6) months after the end of each financial year of the Corporation and (ii) 15 months after the Corporation’s last annual meeting of shareholders, for the purpose of considering the financial statements and reports required by the Act to be placed before the annual meeting, electing directors, appointing auditors and for the transaction of such other business as may properly be brought before the meeting.

An annual meeting of shareholders may also be constituted as an annual and special meeting of shareholders to consider and transact any special business, which may be considered and transacted at a special meeting of shareholders.

10.02                                                                 Special Meetings

The directors, the chairman of the board or the chief executive officer shall have power to call a special meeting of shareholders at any time.

10.03                                                                 Place of Meetings

Subject to the Act, meetings of shareholders shall be held at the place within Canada that the directors determine.  If the Corporation makes available a telephonic, electronic or other communication facility that permits all participants of a shareholders meeting to communicate adequately with each other during the meeting and otherwise complies with the Act, any person entitled to attend such meeting may participate by means of such communication facility in the manner prescribed by the Act, and any person participating in the meeting by such means is deemed to be present at the meeting.

10.04                                                                 Notice of Meetings

Notice of the time and place of each meeting of shareholders shall be given in the manner provided in Part Eleven not less than 21 nor more than 60 days before the date of the meeting to each director, to the auditors and to each shareholder who at the close of business on the record date is entered in the securities register as the holder of one or more shares carrying the right to vote at the meeting.  Notice of a meeting of shareholders called for any purpose other than consideration of the financial statements and the auditors’ report, election of directors and reappointment of incumbent auditors shall state the nature of such business in sufficient detail to permit the shareholder to form a reasoned judgment thereon and shall state the text of any special resolution to be submitted to the meeting.

10.05                                                                 List of Shareholders Entitled to Notice

For every meeting of shareholders, the Corporation shall prepare a list of shareholders entitled to receive notice of the meeting, arranged in alphabetical order and showing the number of shares held by each shareholder entitled to vote at the meeting.  If a record date for the meeting is fixed pursuant to section 10.06, the shareholders listed shall be those registered at the close of business on such record date.  If no record date is fixed, the shareholders listed shall be those registered at the close of business on the day immediately preceding the day on which notice of the meeting is given, or where no such notice is given, the day on which the meeting is held.  The list shall be available for examination by any shareholder during usual business hours at the registered office of the Corporation or at the place where the central securities register is kept and at the meeting for which the list was prepared.

10.06                                                                 Record Date for Notice

The directors may fix in advance a record date, preceding the date of any meeting of shareholders by not more than 60 days and not less than 21 days, for the determination of the shareholders entitled to notice of the meeting, provided that notice of any such record date is given not less than 7 days before such record date, in the manner provided in the Act.  If no record date is so fixed, the record date for the determination of the shareholders entitled to notice of the meeting shall be the close of business on the day immediately preceding the day on which the notice is given, or, if no notice is given, the day on which the meeting is held.

10.07                                                                 Meetings without Notice

A meeting of shareholders may be held without notice at any time and place permitted by the Act (a) if all the shareholders entitled to vote thereat are present in person or represented by proxy or if those not present or represented by proxy waive notice of or otherwise consent to such meeting being held, and (b) if the auditors and the directors are present or waive notice of or otherwise consent to such meeting being held, provided that such shareholders, auditors or directors present are not attending for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.  At such a meeting, any business may be transacted which the Corporation at a meeting of shareholders may transact.

10.08                                                                 Chairman, Corporate Secretary and Scrutineers

The chairman of any meeting of shareholders shall be the first mentioned of such of the following officers as have been appointed and who is present at the meeting:  chairman of the board, chief executive officer, president, lead director or a vice-president who is a shareholder.  If no such officer is present within 15 minutes from the time fixed for holding the meeting, the persons present and entitled to vote shall choose one of their number to be chairman.  If the corporate secretary of the Corporation is absent, the chairman shall appoint some person, who need not be a shareholder, to act as corporate secretary of the meeting.  If desired, one or more scrutineers, who need not be shareholders, may be appointed by a resolution or by the chairman with the consent of the meeting.

10.09                                                                 Persons Entitled to be Present

The only persons entitled to be present at a meeting of shareholders shall be those entitled to vote thereat, the directors and auditors of the Corporation and others who, although not entitled to vote, are entitled or required under any provision of the Act or the articles or by-laws to be present at the meeting.  Any other person may be admitted only on the invitation of the chairman of the meeting or with the consent of the meeting.

10.10                                                                 Quorum

A quorum for the transaction of business at any meeting of shareholders shall be 2 persons present in person, each being a shareholder entitled to vote thereat or a duly appointed proxy or proxyholder for an absent shareholder so entitled, holding or representing in the aggregate not less than 33% of the issued and outstanding shares of the Corporation carrying voting rights at the meeting of shareholders.

10.11                                                                 Right to Vote

Subject to the provisions of the Act as to authorized representatives of any other body corporate or association, at any meeting of shareholders for which the Corporation has prepared the list referred to in paragraph 10.05, a shareholder whose name appears on such list is entitled to vote the shares shown opposite his name at the meeting to which the list relates. At any meeting of shareholders for which the Corporation has not prepared the list referred to in paragraph 10.05, every person shall be entitled to vote at the meeting who at the time is entered in the securities register as the holder of one or more shares carrying the right to vote at such meeting. The persons entitled to vote at any meeting of shareholders shall be the persons entitled to vote in accordance with the Act.

10.12                                                                 Proxyholders and Representatives

Every shareholder entitled to vote at a meeting of shareholders may appoint a proxyholder, or one or more alternate proxyholders, to attend and act as his or her representative at the meeting in the manner and to the extent authorized and with the authority conferred by the proxy.  A proxy shall be in writing executed by the shareholder or his or her attorney and shall conform with the requirements of the Act.  Alternatively, every such shareholder which is a body corporate or association may authorize by resolution of its directors or governing body an individual to represent it at a meeting of shareholders and such individual may exercise on the shareholder’s behalf all the powers it could exercise if it were an individual shareholder.  The authority of such an individual shall be established by depositing with the Corporation a certified copy of such resolution, or in such other manner as may be satisfactory to the corporate secretary of the Corporation or the chairman of the meeting.  Any such proxyholder or representative need not be a shareholder.

10.13                                                                 Time for Deposit of Proxies

The directors may specify in a notice calling a meeting of shareholders a time, preceding the time of such meeting by not more than 48 hours exclusive of non-business days, before which time proxies to be used at such meeting must be deposited.  A proxy shall be acted upon only if, prior to the time so specified, it shall have been deposited with the Corporation or an agent thereof specified in such notice or, if no such time is specified in such notice, it has been received by the corporate secretary of the Corporation or by the chairman of the meeting or any adjournment thereof prior to the time of voting.

10.14                                                                 Joint Shareholders

If two or more persons hold shares jointly, any of them present in person or represented by proxy at a meeting of shareholders may, in the absence of the other or others, vote the shares; but if two or more of those persons are present in person or represented by proxy, they shall vote together as one on the shares jointly held by them.

10.15                                                                 Votes to Govern

At any meeting of shareholders every question shall, unless otherwise required by the articles or by-laws or by law, be determined by the majority of the votes cast on the question.  In case of an equality of votes either upon a show of hand or upon a poll, the chairman of the meeting shall not be entitled to a second or casting vote.

10.16                                                                 Show of Hands

Subject to the Act, any question at a meeting of shareholders shall be decided by a show of hands unless a ballot thereon is required or demanded as provided in section 10.17.  Upon a show of hands every person who is present and entitled to vote shall have one vote.  Whenever a vote by show of hands shall have been taken upon a question, unless a ballot thereon is so required or demanded, a declaration by the chairman of the meeting that the vote upon the question has been carried or carried by a particular majority or not carried and an entry to that effect in the minutes of the meeting shall be prima facie evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against any resolution or other proceeding in respect of the said question, and the result of the vote so taken shall be the decision of the shareholders upon the said question.  For the purpose of this section, if at any meeting the Corporation has made available to shareholders the means to vote electronically, any vote made electronically shall be included in tallying any votes by show of hands.

10.17                                                                 Ballots

On any question proposed for consideration at a meeting of shareholders, and whether or not a show of hands has been taken thereon, the chairman may require a ballot or any person who is present and entitled to vote at the meeting may require or demand a ballot.  A ballot so required or demanded shall be taken in such manner as the chairman shall direct.  A requirement or demand for a ballot may be withdrawn at any time prior to the taking of the ballot.  If a ballot is taken each person present shall be entitled, in respect of the shares which he is entitled to vote at the meeting upon the question, to that number of votes provided by the Act or the articles, and the result of the ballot so taken shall be the decision of the shareholders upon the said question.

10.18                                                                 Adjournment

The chairman at a meeting of shareholders may, with the consent of the meeting and subject to such conditions as the meeting may decide, adjourn the meeting from time to time and from place to place.  If a meeting of shareholders is adjourned for less than 30 days, it shall not be necessary to give notice of the adjourned meeting, other than by announcement at the earliest meeting that is adjourned.  Subject to the Act, if a meeting of shareholders is adjourned by one or more adjournments for an aggregate of 30 days or more, notice of the adjourned meeting shall be given as for an original meeting.

10.19                                                                 Resolution in Writing

A resolution in writing signed by all the shareholders entitled to vote on that resolution at a meeting of shareholders is as valid as if it had been passed at a meeting of the shareholders unless a written statement with respect to the subject matter of the resolution is submitted by a director or the auditors in accordance with the Act.

PART ELEVEN

NOTICES

11.01                                                                 Method of Giving Notices

Any notice (which term includes any communication or document) to be given (which term includes sent, delivered or served) pursuant to the Act, the regulations thereunder, the articles, the by-laws or otherwise to a shareholder, director, officer, auditor or member of a committee of the directors shall be sufficiently given if delivered personally to the person to whom it is to be given or if delivered to his or her recorded address or if mailed to him or her at his or her recorded address by prepaid ordinary or air mail or if transmitted to him or her by any electronic means permitted by the Act. A notice so delivered shall be deemed to have been given when it is delivered personally or to the recorded address as aforesaid; a notice so mailed shall be deemed to have been given when deposited in a post office or public letter box; and a notice so sent by any electronic means shall be deemed to have been given at the time specified under the Act. The corporate secretary may change or cause to be changed the recorded address of any shareholder, director, officer, auditor or member of a committee of the directors in accordance with any information believed by him or her to be reliable.

11.02                                                                 Signature to Notices

The signature of any director or officer of the Corporation to any notice or document to be given by the Corporation may be written, stamped, typewritten or printed or partly written, stamped, typewritten or printed.

11.03                                                                 Proof of Service

A certificate of the chairman of the board, the chief executive officer, the president, a vice-president, the corporate secretary, the treasurer or the controller or of any other officer of the Corporation in office at the time of the making of the certificate or of a transfer officer of any transfer agent or branch transfer agent of shares of any class of the Corporation as to the facts in relation to the mailing or delivery of any notice or other document to any shareholder, director, officer or auditor or publication of any notice or other document shall be conclusive evidence thereof and shall be binding on every shareholder, director, officer or auditor of the Corporation as the case may be.

11.04                                                                 Notice to Joint Shareholders

If two or more persons are registered as joint holders of any share, any notice may be addressed to all of such joint holders but notice to one of such persons shall be sufficient notice to all of them.

11.05                                                                 Computation of Time

In computing the date when notice must be given under any provision requiring a specified number of days notice of any meeting or other event, the date of giving the notice shall be excluded and the date of the meeting or other event shall be included.

11.06                                                                 Undelivered Notices

If any notice given to a shareholder pursuant to section 11.01 is returned on three consecutive occasions because he cannot be found, the Corporation shall not be required to give any further notices to such shareholder until he or she informs the Corporation in writing of his new address.

11.07                                                                 Omissions and Errors

The accidental omission to give any notice to any shareholder, director, officer, auditor or member of a committee of the board or the non-receipt of any notice by any such person or any error in any notice not affecting the substance thereof shall not invalidate any action taken at any meeting held pursuant to such notice or otherwise founded thereon.

11.08                                                                 Persons Entitled by Death or Operation of Law

Every person who, by operation of law, transfer, death of shareholder or any other means whatsoever, shall become entitled to any share, shall be bound by every notice in respect of such share which shall have been duly given to the shareholder through whom he derives his title to such share prior to his or her name and address being entered on the securities register (whether such notice was given before or after the happening of the event upon which he or she became so entitled) and prior to his or her furnishing to the Corporation the proof of authority or evidence of his or her entitlement prescribed by the Act.

11.09                                                                 Waiver of Notice

Any shareholder, proxyholder, representative, director, officer, auditor, member of a committee of the board or other person entitled to attend a meeting of shareholders may at any time waive any notice, or waive or abridge the time for any notice, required to be given to him or her or to the shareholder whom the proxyholder or representative represents under any provision of the Act, the regulations thereunder, the articles, the by-laws or otherwise and such waiver or abridgement, whether given before or after the meeting or other event for which notice is required to be given shall cure any default in the giving or in the time of such notice, as the case may be.  Any such waiver or abridgement shall be in writing except a waiver of notice of a meeting of shareholders or of the board which may be given in any manner.

PART TWELVE

REPEAL OF EXISTING BY-LAW NO. 1

12.01                                                                 Repeal of Existing By-Law No. 1

As of the coming into effect of this By-Law No.1, the existing By-law No. 1 of the Corporation made as of the 18th day of March, 2014 is repealed, provided that such repeal does not affect the validity of any act done or right, privilege, obligation or liability acquired or incurred under, or the validity of any contract or agreement made pursuant to, or the validity of any articles or predecessor charter documents of the Corporation obtained pursuant to, any such by-law prior to its repeal.  All officers and persons acting under any by-law so repealed shall continue to act as if appointed under the provisions of this by-law and all resolutions of the shareholders or the board with continuing effect passed under any repealed by-law shall continue good and valid.

PART THIRTEEN

EFFECTIVE DATE

13.01                                                                 Effective Date

This by-law shall come into force upon being passed by the directors in accordance with the Act.

MADE by the board the 27th day of March, 2015.

WITNESS the seal of the Corporation.

Peter Marrone	Sofia Tsakos

Chairman and Chief Executive Officer	Senior Vice President, General Counsel and
Corporate Secretary

Who to contact with questions:

The Exchange Tower
130 King Street West
Suite 2950, P.O. Box 361
Toronto, Ontario  M5X 1E2

www.kingsdaleshareholder.com

North American phone: 1.800.749.9890 (toll-free)
Email: contactus@kingsdaleshareholder.com
Facsimile: 416.867.2271
Facsimile: 1.866.545.5580 (toll-free)

Outside North America, banks and brokers call collect: 416.867.2272